As filed with the Securities and Exchange Commission on December 7, 2006
Registration No. 333-137659

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MELLANOX TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

Israel	3674	98-0233400
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Mellanox Technologies, Ltd.
Hermon Building, Yokneam, Israel 20692
+972-4-909-7200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael Gray
Chief Financial Officer
Mellanox Technologies, Inc.
2900 Stender Way
Santa Clara, California 95054
(408) 970-3400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Barry P. Levenfeld, Adv. Yigal Arnon & Co. 22 Rivlin Street Jerusalem, Israel 94240 +972-2-623-9220	Bruce A. Mann, Esq. William W. Yeung, Esq. Andrew D. Thorpe, Esq. Theresa Ng, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 (415) 268-7000	David S. Glatt, Adv. Michael J. Rimon, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Rd. Ramat Gan, Israel 52506 +972-3-610-3100

Approximate date of commencement of the proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2006

PRELIMINARY PROSPECTUS

           Shares

Ordinary Shares

This is the initial public offering of our ordinary shares. We are selling all of the ordinary shares being sold in this offering. Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $      and $      per share. We have applied to have our ordinary shares approved for quotation on The Nasdaq Global Market under the symbol “MLNX.”

We have granted the underwriters an option to purchase up to           additional ordinary shares from us to cover the over-allotment of shares.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” on page 6 of this prospectus.

		Underwriting	Proceeds, Before
	Price to	Discounts and	Expenses, to
	Public	Commissions	Mellanox

Per Share	$	$	$
Total	$	$	$

The underwriters expect to deliver the ordinary shares on or about          , 2006.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	JPMorgan

Thomas Weisel Partners LLC	Jefferies & Company, Inc.

The date of this prospectus is          , 2006.

Mellanox TECHNOLOGIES

ADAPTER ICs & CARDS
Mellanox TECHNOLOGIES ADAPTER
SWITCH ICs
Mellanox TECHNOLOGIES SWITCH
Blade Servers
Rack Optimized Servers
SERVERS
STORAGE
COMMUNICATIONS INFRASTRUCTURE EQUIPMENT
EMBEDDED SYSTEMS

Mellanox Technologies is a fabless semiconductor company. We are a leading supplier of semiconductor-based interconnect products that facilitate high-performance data transmission. Our customers include leading server, storage, communications infrastructure equipment, and embedded systems vendors. InfiniBand Adapters InfiniBand Switches Blade COMMUNICATIONS Rack Optimized Servers INFRASTRUCTURE EMBEDDED SERVERS STORAGE EQUIPMENT SYSTEMS

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Unless the context requires otherwise, the words “Mellanox,” “we,” “company,” “us” and “our” refer to Mellanox Technologies, Ltd., and our wholly-owned subsidiary, Mellanox Technologies, Inc. For purposes of this prospectus, the term “shareholders” shall refer to the holders of our ordinary shares.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MELLANOX TECHNOLOGIES, LTD.

We are a leading supplier of semiconductor-based, high-performance interconnect products that facilitate data transmission between servers and storage systems through communications infrastructure equipment. Our products are an integral part of a total solution focused on computing, storage and communication applications used in enterprise data centers, high-performance computing and embedded systems. We are one of the pioneers of InfiniBand, an industry standard architecture that provides specifications for high-performance interconnects. We believe that we are the leading merchant supplier of field-proven InfiniBand-compliant semiconductor products that deliver industry-leading performance and capabilities, which we believe is demonstrated by the performance, efficiency and scalability of clustered computing and storage systems that incorporate our products. In addition to supporting InfiniBand, our next generation of products also support the industry standard Ethernet interconnect specification, which we believe will expand our total addressable market.

We are a fabless semiconductor company that provides high-performance interconnect solutions based on semiconductor integrated circuits, or ICs. We design, develop and market adapter and switch ICs, both of which are silicon devices that provide high performance connectivity. We also offer adapter cards that incorporate our ICs. These ICs are added to servers, storage, communications infrastructure equipment and embedded systems by either integrating them directly on circuit boards or inserting adapter cards into slots on the circuit board. We have established significant expertise with high-performance interconnect solutions from successfully developing and implementing multiple generations of our products. Our expertise enables us to develop and deliver products that serve as building blocks for creating reliable and scalable InfiniBand and Ethernet solutions with leading performance at significantly lower cost than products based on alternative interconnect solutions. We compete with other providers of semiconductor-based high performance interconnect products based on InfiniBand, Ethernet, Fibre Channel and proprietary technologies.

Our products are incorporated into servers produced by the five largest server vendors: IBM, Hewlett-Packard, Dell, Sun Microsystems and Fujitsu-Siemens. These server vendors collectively shipped the majority of servers in 2005, according to the industry research firm IDC. We also supply leading storage and communications infrastructure equipment vendors such as Cisco Systems, LSI Logic, Network Appliance, SilverStorm Technologies, which was recently acquired by QLogic Corporation, and Voltaire. Additionally, our products are used by GE Fanuc, Mercury Computers, SeaChange International and other vendors of embedded systems. Since we introduced our first product in 2001, we have shipped products containing more than 1.4 million InfiniBand ports, which we believe demonstrates an established customer and end-user base for our products.

The increasing reliance of enterprises on information technology, or IT, for their everyday operations is fueling the demand for computing, storage and communications infrastructure systems that can process, store and transmit large volumes of data. High-performance interconnect solutions play a key role in enabling high-speed transmission of data and sharing of resources among systems. There are several trends and technological advances driving demand for high-performance interconnect solutions, including:

•	Transition to clustered computing and storage using connections among multiple standard components;
•	Transition to multiple and multi-core processors in servers;
•	Enterprise data center infrastructure consolidation; and
•	Increasing deployments of mission critical, latency (response time) sensitive applications.

As a result of these trends and advances in computing, storage and communications infrastructure technology, the requirements on high-performance interconnect solutions have become more demanding. High-performance interconnect solutions are challenged to provide high bandwidth, low latency, reduced complexity, increased interconnect efficiency, reliability, stability and improved price/performance economics.

InfiniBand was developed to address these challenges. We believe that InfiniBand has significant advantages compared to alternative interconnect technologies. The InfiniBand standard was developed under the auspices of the InfiniBand Trade Association, or IBTA, which was founded in 1999 and is composed of leading IT vendors and hardware and software solution providers including Mellanox, Brocade, Cisco Systems, Fujitsu, Hewlett-Packard, Hitachi, IBM, Intel, LSI Logic, NEC, Network Appliance, QLogic Corporation, Sun Microsystems and Voltaire. While InfiniBand currently represents a small portion of the total interconnect market relative to established solutions such as Fibre Channel and Ethernet, InfiniBand products have achieved increasing market adoption, particularly in high-performance computing applications, and are expanding into mainstream financial, retail and other commercial enterprise data centers.

We apply our strengths to enhance our position as a leading supplier of semiconductor-based, high-performance interconnect products. We consider our key strengths to include the following:

•	We have expertise in developing high-performance interconnect solutions;
•	We believe we are the leading merchant supplier of InfiniBand ICs with a multi-year competitive advantage;
•	We have a comprehensive set of technical capabilities to deliver innovative and reliable products; and
•	We have extensive relationships with our key OEM customers and many end users.

We have used these strengths, along with our knowledge of InfiniBand, to design our innovative, next generation, high-performance solutions that also support the Ethernet interconnect standard.

Our goal is to be the leading supplier of semiconductor-based, high-performance interconnect products for computing, storage and communications applications. To accomplish this goal, we intend to:

•	Continue to develop leading, high-performance interconnect solutions;
•	Facilitate and increase the continued adoption of InfiniBand;
•	Expand our presence with existing server OEM customers;
•	Broaden our customer base with storage, communications infrastructure and embedded systems OEMs; and
•	Leverage our fabless business model to deliver strong financial performance.

We also face several risks as we grow our business, including the need to generate and sustain higher revenues while maintaining reasonable cost and expense levels, the rate and extent of InfiniBand adoption, our reliance on a small number of customers for a significant portion of our sales and the cyclicality of the semiconductor industry in general. Our success in growing our business also depends on our ability to effectively compete, develop new products, enhance our existing products and protect our intellectual property. We also face risks associated with the outsourcing of our manufacturing and with our Israeli operations. If we are unable to adequately address these risks, our ability to grow our business will be negatively impacted.

As of September 30, 2006, we had 148 full-time and 23 part-time employees located in the United States and Israel, including 94 in research and development, 25 in sales and marketing, 15 in general and administrative, 6 in operations and 8 in other administrative functions. The majority of our employees, four of our executive officers and one of our directors, who is also an executive officer, are located in Israel.

We were incorporated under the laws of Israel in March 1999. Our principal executive offices in the United States are located at 2900 Stender Way, Santa Clara, California 95054, and our principal executive offices in Israel are located at Hermon Building, Yokneam, Israel 20692. Substantially all of our assets are located in Israel. Our telephone number in Santa Clara, California is (408) 970-3400, and our telephone number in Yokneam, Israel is +972-4-909-7200. Michael Gray is our agent for service of process in the United States, and is located at our principal executive offices in the United States. Our website address is www.mellanox.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Mellanox®, InfiniBridge®, InfiniHost®, InfiniPCI®, InfiniRISC® and InfiniScale® are our registered trademarks. We have a trademark application pending to register ConnectX®. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

THE OFFERING

Ordinary shares offered by us	shares.

Over-allotment option	shares.

Ordinary shares outstanding after this offering	shares.

Use of proceeds	We intend to use the net proceeds of this offering to fund development of our products and for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, products or businesses or to obtain rights to such complementary technologies, products or businesses. There are no such transactions under consideration at this time.

Proposed Nasdaq Global Market symbol	MLNX.

Risk factors	See “Risk Factors,” beginning on page 6 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of our ordinary shares outstanding after this offering is based on 34,099,449 shares outstanding as of December 1, 2006, and excludes:

•	an aggregate of 8,941,965 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares granted pursuant to our 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan and 2003 Israeli Share Option Plan as of December 1, 2006, at a weighted average exercise price of $2.43 per share;

•	an aggregate of 109,702 additional ordinary shares reserved for future issuance under our 1999 United States Equity Incentive Plan and our 2003 Israeli Share Option Plan;

•	6,000,000 additional ordinary shares reserved for issuance under our 2006 Global Share Incentive Plan, which we adopted in connection with this offering;

•	additional ordinary shares to be automatically reserved for issuance on an annual basis on the first day of each fiscal year, beginning in 2008, under our 2006 Global Share Incentive Plan, such annual increase to be equal to the least of 2% of ordinary shares outstanding on a fully diluted basis on the date of the increase, 1,200,000 ordinary shares or a smaller number determined by our board of directors, provided that the aggregate number of ordinary shares reserved for issuance under such plan may not exceed 27,079,533; and

•	an aggregate of 92,000 ordinary shares issuable upon the exercise of outstanding options granted outside of our equity incentive plans as of December 1, 2006, at a weighted average exercise price of $0.69 per share.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	that our amended and restated articles of association, which we will file in connection with the completion of this offering, are in effect;

•	the conversion of all of our outstanding convertible preferred shares into an aggregate of ordinary shares upon completion of this offering, assuming the conversion of our Series C preferred shares into ordinary shares at a rate of 1 to 1.0249 and the conversion of our Series A, B and D preferred shares into ordinary shares at a rate of 1 to 1, based on an assumed initial public offering price of $ per share; and

•	no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our ordinary shares.

Summary Consolidated Financial Data

The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated balance sheet data as of September 30, 2005 and the summary consolidated statements of operations data for each of the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The following tables provide summary consolidated financial data which you should read together with our financial statements and related notes and the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars, except share and per share data)
				(unaudited)

Consolidated Statement of Operations Data:
Total revenues	$10,151	$20,254	$42,068	$29,874	$32,741
Cost of revenues	(4,535)	(8,736)	(15,203)	(11,253)	(9,601)

Gross profit	5,616	11,518	26,865	18,621	23,140

Operating expenses:
Research and development	14,457	12,864	13,081	9,307	11,064
Sales and marketing	5,298	5,640	7,395	5,291	6,080
General and administrative	1,720	1,719	3,094	2,118	2,544

Total operating expenses	21,475	20,223	23,570	16,716	19,688

Income (loss) from operations	(15,859)	(8,705)	3,295	1,905	3,452
Other income, net	308	123	326	281	232

Income (loss) before taxes on income	(15,551)	(8,582)	3,621	2,186	3,684
Provision for taxes on income	(12)	(306)	(462)	(329)	(271)

Net income (loss)	$(15,563)	$(8,888)	$3,159	$1,857	$3,413

Accretion of Series D mandatorily redeemable convertible preferred shares	(144)	(155)	(166)	(125)	(132)
Income allocable to preferred shareholders	—	—	(2,993)	(1,732)	(3,281)
Net income (loss) attributable to ordinary shareholders	(15,707)	(9,043)	0	0	0

Net income (loss) per share attributable to ordinary shareholders — basic and diluted	$(1.33)	$(0.73)	$0.00	$0.00	$0.00

Shares used in computing net income (loss) per share attributable to ordinary shareholders:
Basic	11,839	12,438	13,161	13,111	13,427
Diluted	11,839	12,438	15,913	15,824	16,840
Pro forma net income (loss) per share — basic and diluted (unaudited)
Pro forma weighted average ordinary shares outstanding (unaudited)

	Nine Months Ended
	September 30, 2006
		Pro Forma
	Actual	as Adjusted
	(in thousands of dollars)
	(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,800
Working capital	19,930
Total assets	36,765
Convertible preferred shares	92,053
Total shareholders’ deficit	$(70,117)

The preceding table presents a summary of our consolidated balance sheet data as of September 30, 2006:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the conversion of all of our outstanding convertible preferred shares into shares of ordinary shares immediately prior to the completion of this offering, and to give effect to the sale by us of shares of ordinary shares in this offering at an initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing our ordinary shares. Each of these risk factors could harm our business, financial condition or operating results, as well as decrease the value of an investment in our ordinary shares.

Risks Related to Our Business

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future.

We have only recently become profitable, and we first recorded a profit in the year ended December 31, 2005. We incurred net losses prior to the quarter ended June 30, 2005 and incurred a net loss during the quarter ended March 31, 2006. As of September 30, 2006, we had an accumulated deficit of approximately $73.1 million. In addition, we recorded net losses of $15.6 million and $8.9 million for the years ended December 31, 2003 and 2004, respectively. We may not be able to sustain or increase profitability on a quarterly or an annual basis. This may, in turn, cause the price of our ordinary shares to decline. To sustain or increase our profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. We expect to increase expense levels in each of the next several quarters to support increased research and development, sales and marketing and general and administrative efforts. These expenditures may not result in increased revenues or customer growth, and we may not remain profitable.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues have grown rapidly over the last three years, approximately doubling in size from year to year. Our revenues increased from $10.2 million to $20.3 million to $42.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. We do not expect to sustain our recent growth rate in future periods. You should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. If we are unable to maintain adequate revenue growth, we may not have adequate resources to execute our business objectives and our share price may decline.

InfiniBand may not be adopted at the rate or extent that we anticipate, and adoption of InfiniBand is largely dependent on third-party vendors and end users.

While the usage of InfiniBand has increased since its first specifications were completed in October 2000, continued adoption of InfiniBand is dependent on continued collaboration and cooperation among information technology, or IT, vendors. In addition, the end users that purchase IT products and services from vendors must find InfiniBand to be a compelling solution to their IT system requirements. We cannot control third-party participation in the development of InfiniBand as an industry standard technology. We rely on server, storage, communications infrastructure equipment and embedded systems vendors to incorporate and deploy InfiniBand integrated circuits, or ICs, in their systems. InfiniBand may fail to effectively compete with other technologies, which may be adopted by vendors and their customers in place of InfiniBand. The adoption of InfiniBand is also impacted by the general replacement cycle of IT equipment by end users, which is dependent on factors unrelated to InfiniBand. These factors may reduce the rate at which InfiniBand is incorporated by our current server vendor customers and impede its adoption in the storage, communications infrastructure and embedded systems markets, which in turn would harm our ability to sell our InfiniBand products.

We have limited visibility into end-user demand for our products, which introduces uncertainty into our production forecasts and business planning and could negatively impact our financial results.

Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may defer purchase orders. We place orders with the manufacturers of our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions with respect to both our customers’ and end users’ demands. It is more difficult for us to accurately forecast end-user demand because we do not sell our products directly to end users. In addition, the majority of our adapter card business is conducted on a short order fulfillment basis, introducing more uncertainty into our forecasts. Because of the lead time associated with fabrication of our semiconductors, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts for customer demands. As we grow, anticipating customer demand may become increasingly difficult. If we overestimate customer demand, we may purchase products from our manufacturers that we may not be able to sell and may over-budget company operations. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities and could lose market share or damage our customer relationships.

We depend on a small number of customers for a significant portion of our sales, and the loss of any of these customers will adversely affect our revenues.

A small number of customers accounts for a significant portion of our revenues. In the year ended December 31, 2005, sales to Cisco Systems and Topspin Communications (which was acquired by Cisco Systems in May 2005) accounted for 44% of our total revenues, and sales to Voltaire accounted for 12% of our total revenues. In the year ended December 31, 2004, sales to Cisco Systems accounted for 34% of our total revenues, and sales to Voltaire accounted for 18% of our total revenues. Because the majority of servers, storage, communications infrastructure equipment and embedded systems is sold by a relatively small number of vendors, we expect that we will continue to depend on a small number of customers to account for a significant percentage of our revenues for the foreseeable future. Our customers, including our most significant customers, are not obligated by long-term contracts to purchase our products and may cancel orders with limited potential penalties. If any of our large customers reduces or cancels its purchases from us for any reason, it could have an adverse effect on our revenues and results of operations. For example, one of our largest customers — Cisco Systems — has ordered fewer products from us in the nine months ended September 30, 2006 as compared to its order history for the nine months ended September 30, 2005, which resulted in a decrease to revenues from that customer by $9.8 million. A portion of this percentage decline was attributable to an accumulation of inventory in 2005 by Cisco following its acquisition of Topspin Communications, which we believe has been substantially sold in 2005 and 2006. In addition, our sales are dependent on our customers’ sales, and the loss of end-user customers by any of our OEM customers could have an adverse effect on our revenues and results of operations.

We face intense competition and may not be able to compete effectively, which could reduce our market share, net revenues and profit margin.

The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuously evolving customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. With respect to InfiniBand products, we compete with QLogic Corporation, which recently acquired SilverStorm Technologies. We also compete with providers of alternative technologies, including Ethernet, Fibre Channel and proprietary interconnects. The companies that provide IC products for these alternative technologies include Marvell Technology Group, Broadcom Corporation, Emulex Corporation, QLogic Corporation and Myricom. Many of our current and potential competitors have longer operating histories, significantly greater resources, greater economies of scale, stronger name recognition and larger customer bases than we have. This may allow them to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. If we do not compete successfully, our market share, revenues and profit margin may decline, and, as a result, our business may be adversely affected.

If we fail to develop new products or enhance our existing products to react to rapid technological change and market demands in a timely and cost-effective manner, our business will suffer.

We must develop new products or enhance our existing products with improved technologies to meet rapidly evolving customer requirements. We are currently engaged in the development process for next generation products, and we need to successfully design our next generation and other products successfully for customers who continually require higher performance and functionality at lower costs. The development process for these advancements is lengthy and will require us to anticipate accurately technological innovations and market trends. Developing and enhancing these products can be time-consuming, costly and complex. Our ability to fund product development and enhancements partially depends on our ability to generate revenues from our existing products. For example, we recently introduced our next generation of products that also support the industry standard Ethernet interconnect specification.

There is a risk that these developments or enhancements, such as migrating our next generation products from 130nm to 90nm silicon process technology, will be late, fail to meet customer or market specifications and will not be competitive with other products using alternative technologies that offer comparable performance and functionality. We may be unable to successfully develop additional next generation products, new products or product enhancements. Our next generation products that include Ethernet support or any new products or product enhancements may not be accepted in new or existing markets. Our business will suffer if we fail to continue to develop and introduce new products or product enhancements in a timely manner or on a cost-effective basis.

We rely on a limited number of subcontractors to manufacture, assemble, package and production test our products, and the failure of any of these third-party subcontractors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

While we design and market our products and conduct test development in-house, we do not manufacture, assemble, package and production test our products, and we must rely on third-party subcontractors to perform these services. We currently rely on Taiwan Semiconductor Manufacturing Company, or TSMC, to produce our silicon wafers, and Flextronics International Ltd. to manufacture and production test our adapter cards. We also rely on Advanced Semiconductor Engineering, or ASE, to assemble, package and production test our ICs. We are currently arranging an additional manufacturing line with one of our subcontractors, but we may not be able to finalize this arrangement. If these subcontractors do not provide us with high-quality products, services and production and production test capacity in a timely manner, or if one or more of these subcontractors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited. In particular, there are significant challenges associated with moving our IC production from our existing manufacturer to another manufacturer with whom we do not have a pre-existing relationship.

We currently do not have long-term supply contracts with any of our third-party subcontractors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. None of our third-party subcontractors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. Our subcontractors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. Other customers that are larger and better financed than we are or that have long-term agreements with these subcontractors may cause these subcontractors to reallocate capacity to those customers, decreasing the capacity available to us.

Other significant risks associated with relying on these third-party subcontractors include:

•	reduced control over product cost, delivery schedules and product quality;

•	potential price increases;

•	inability to achieve sufficient production, increase production or test capacity and achieve acceptable yields on a timely basis;

•	increased exposure to potential misappropriation of our intellectual property;

•	shortages of materials used to manufacture products;

•	capacity shortages;

•	labor shortages or labor strikes;

•	political instability in the regions where these subcontractors are located; and

•	natural disasters impacting these subcontractors.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating revenues.

We have occasionally experienced a lengthy sales cycle for some of our products, due in part to the constantly evolving nature of the technologies on which our products are based. Some of our products must be custom designed to operate in our customers’ products, resulting in a lengthy process between the initial design stage and the ultimate sale. We also compete for design wins prior to selling products, which may increase the length of the sales process. We may experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate revenues, if any, from these expenditures. In addition, because we do not have long-term supply contracts with our customers and the majority of our sales are on a purchase order basis, we must repeat our sales process on a continual basis, including sales of new products to existing customers. As a result, our business could be harmed if a customer reduces or delays its orders.

The average selling prices of our products have decreased in the past and may do so in the future, which could harm our financial results.

The products we develop and sell are subject to declines in average selling prices. We have had to reduce our prices in the past to meet market demand, and we may be required to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to other customers. This would cause our gross margin to decline. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products with higher selling prices or gross margin.

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter to quarter and year to year. It is possible that our operating results in some quarters and years will be below market expectations. This would likely cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control, including:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more of our customers, or a significant reduction or postponement of orders from our customers;

•	our customers’ sales outlooks, purchasing patterns and inventory levels based on end-user demands and general economic conditions;

•	seasonal buying trends;

•	the timing of new product announcements or introductions by us or by our competitors;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	product obsolescence and our ability to manage product transitions;

•	changes in the relative sales mix of our products;

•	decreases in the overall average selling prices of our products;

•	changes in our cost of finished goods; and

•	the availability, pricing and timeliness of delivery of other components used in our customers’ products.

We base our planned operating expenses in part on our expectations of future revenues, and a significant portion of our expenses is relatively fixed in the short-term. We have limited visibility into customer demand from which to predict future sales of our products. As a result, it is difficult for us to forecast our future revenues and budget our operating expenses accordingly. Our operating results would be adversely affected to the extent customer orders are cancelled or rescheduled. If revenues for a particular quarter are lower than we expect, we likely would not proportionately be able to reduce our operating expenses.

We rely primarily upon copyright, patent and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenues could suffer.

We seek to protect our proprietary manufacturing specifications, documentation and other written materials primarily under trade secret, patent and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	the laws of other countries in which we market our products, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, generate revenues and grow our business.

We may not obtain sufficient patent protection on the technology embodied in our products, which could harm our competitive position and increase our expenses.

Our success and ability to compete in the future may depend to a significant degree upon obtaining sufficient patent protection for our proprietary technology. As of September 30, 2006, we had 10 issued patents and 27 patent applications pending in the United States, 5 issued patents in Taiwan and 6 applications pending in Israel, each of which covers aspects of the technology in our products. Patents that we currently own do not cover all of the products that we presently sell. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. Even in the event that these patents are not issued, the applications may become publicly available and proprietary information disclosed in the applications will become available to others. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patent in the United States would be 20 years from its filing date, and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may be issued. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States and Israel, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to sell our products and divert the attention of management and technical personnel.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We have indemnification obligations to most of our customers with respect to infringement of third-

party patents and intellectual property rights by our products. If litigation were to be filed against these customers in connection with our technology, we may be required to defend and indemnify such customers.

Questions of infringement in the markets we serve involve highly technical and subjective analyses. Although we have not been involved in intellectual property litigation to date, litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

Our business is particularly dependent on the interdisciplinary expertise of our personnel, and we believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, finance and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products and harm the market’s perception of us. Competition for qualified engineers in the markets in which we operate, primarily in Israel where our engineering operations are based, is intense and, accordingly, we may not be able to retain or hire all of the engineers required to meet our ongoing and future business needs. If we are unable to attract and retain the highly skilled professionals we need, we may have to forego projects for lack of resources or be unable to staff projects optimally. We believe that our future success is highly dependent on the contributions of Eyal Waldman, our president and chief executive officer. We do not have long-term employment contracts with Mr. Waldman or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth.

We are experiencing a period of growth and expansion. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and financial resources. We plan to hire additional employees to support an increase in research and development as well as increases in our sales and marketing and general and administrative efforts. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

•	continue to enhance our customer relationship and supply chain management and supporting systems;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls;

•	expand and upgrade our technological capabilities;

•	manage multiple relationships with our customers, distributors, suppliers, end users and other third parties;

•	manage the mix of our U.S., Israeli and other foreign operations; and

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel and financial and IT personnel.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We may experience defects in our products, unforeseen delays, higher than expected expenses or lower than expected manufacturing yields of our products, which could result in increased customer warranty claims, delay our product shipments and prevent us from recognizing the benefits of new technologies we develop.

Although we test our products, they are complex and may contain defects and errors. In the past we have encountered defects and errors in our products. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, warranty expenses and product liability claims against us which may not be fully covered by insurance. Any of these could harm our business.

In addition, our production of existing and development of new products can involve multiple iterations and unforeseen manufacturing difficulties, resulting in reduced manufacturing yields, delays and increased expenses. The evolving nature of our products requires us to modify our manufacturing specifications, which may result in delays in manufacturing output and product deliveries. We rely on third parties to manufacture our products and currently rely on one manufacturer for our ICs and one manufacturer for our cards. Our ability to offer new products depends on our manufacturers’ ability to implement our revised product specifications, which is costly, time-consuming and complex.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue its own opinion on our internal control over financial reporting. The Section 404 internal control reporting requirements will be implemented according to the regulatory phase-in schedule of the Securities and Exchange Commission. The SEC recently proposed to delay the implementation of Section 404 compliance for new public companies. If the SEC’s proposal is adopted, we will be required to provide a management report on internal control over financial reporting for the first time in connection with our Annual Report on Form 10-K for the year ending December 31, 2007. We will be required to provide both a management report and an independent registered public accounting firm attestation report on internal controls in connection with our Annual Report on Form 10-K for the year ending December 31, 2008. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time-consuming and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls remain effective overall. Failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our ordinary shares from The Nasdaq Global Market, which could reduce our share price.

We may pursue acquisitions or investments in complementary products, technologies and businesses, which could harm our operating results and may disrupt our business.

In the future, we may pursue acquisitions of, or investments in, complementary products, technologies and businesses. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquisition. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee share option grants, have recently been revised. The FASB and other agencies have made changes to GAAP that required us, as of our first quarter of 2006, to record a charge to earnings for the estimated fair value of employee share option grants and other equity incentives, whereas under previous accounting rules charges were required only for the intrinsic value, if any, of such awards to employees. We may have significant and ongoing accounting charges under the new rules resulting from option grants and other equity incentive expensing that could reduce our net income. In addition, since historically we have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult for us to attract and retain employees.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our U.S. corporate offices are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers’ businesses or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Our Industry

Due to the cyclical nature of the semiconductor industry, our operating results may fluctuate significantly, which could adversely affect the market price of our ordinary shares.

The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors could cause substantial fluctuations in our net revenues and in our operating results. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the industry, which could cause our share price to decline.

The demand for semiconductors is affected by general economic conditions, which could impact our business.

The semiconductor industry is affected by general economic conditions, and a downturn may result in decreased demand for our products and adversely affect our operating results. Our business has been adversely affected by previous economic downturns. For example, during the global economic downturn in 2002 to 2003, demand for many computer and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. As a result, demand for our products suffered and we had to implement restructuring initiatives to align our corporate spending with a slower than anticipated revenue growth during that timeframe.

The semiconductor industry is highly competitive, and we cannot assure you that we will be able to compete successfully against our competitors.

The semiconductor industry is highly competitive. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenues and results of operations. Competition principally occurs at the design stage, where a customer evaluates alternative design solutions. We continually face intense competition from semiconductor interconnect solutions companies. Some of our competitors have greater financial and other resources than we have with which to pursue engineering, manufacturing, marketing and distribution of their products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. We cannot assure you that we will be able to increase or maintain our revenues and market share, or compete successfully against our current or future competitors in the semiconductor industry.

Risks Related to Operations in Israel and Other Foreign Countries

Regional instability in Israel may adversely affect business conditions and may disrupt our operations and negatively affect our revenues and profitability.

We have engineering facilities and corporate and sales support operations and, as of September 30, 2006, 119 full-time and 22 part-time employees located in Israel. Substantially all of our assets are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. In addition, the recent armed conflict with Hezbollah negatively affected business conditions in Israel and any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

We can give no assurance that security and political conditions will have no impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Recently, there had been a sharp increase in hostilities along Israel’s northern border between Israel and Hezbollah armed forces based in Lebanon and to a lesser extent between Israel and the Hamas militia in the Gaza Strip. Recently, the hostilities between Israel and Hezbollah involving missile strikes against civilian targets in northern Israel have resulted in economic losses. While we did not sustain damage, our Israeli operations, which are located in northern

Israel, are within range of Hezbollah missiles and we or our immediate surroundings may sustain damages in a missile attack, which could adversely affect our operations.

In addition, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45 (or older, for citizens with certain occupations), including some of our officers, directors and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and recently some of our employees, including those in key positions, have been called up in connection with armed conflicts. It is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers, directors or key employees due to military service. Any such disruption could adversely affect our operations.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

Due to significant economic measures adopted by the Israeli government, there were several general strikes and work stoppages in Israel in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work stoppages, which, if carried out, may have a material adverse effect on the Israeli economy and our business.

We are susceptible to additional risks from our international operations.

We derived 24% and 28% of our revenues in the years ended December 31, 2004 and 2005, respectively, from sales outside North America. As a result, we face additional risks from doing business internationally including:

•	reduced protection of intellectual property rights in some countries;

•	licenses, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	longer sales and payment cycles;

•	greater difficulties in collecting accounts receivable;

•	seasonal reductions in business activity;

•	potentially adverse tax consequences;

•	laws and business practices favoring local competition;

•	costs and difficulties of customizing products for foreign countries;

•	compliance with a wide variety of complex foreign laws and treaties;

•	tariffs, trade barriers, transit restrictions and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	fluctuations in freight rates and transportation disruptions;

•	political and economic instability; and

•	variance and unexpected changes in local laws and regulations.

Our principal research and development facilities are located in Israel, and our directors, executive officers and other key employees are located primarily in Israel and the United States. In addition, we engage sales representatives in various countries throughout the world to market and sell our products in those countries and surrounding regions. If we encounter these challenges in our international operations, we could experience slower than expected revenue growth and our business could be harmed.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Four of our executive officers and one of our directors, who is also an executive officer, and some of our accountants and attorneys are non-residents of the United States and are located in Israel, and substantially all of our assets and the assets of these persons are located outside the United States. Three of our executive officers and five of our directors are located in the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons in U.S. or Israeli courts based on the civil liability provisions of the U.S. federal securities laws. Additionally, it may be difficult for a shareholder to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Please see “Enforceability of Civil Liabilities” for a further discussion of this risk factor.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the approval of a majority of each class of securities of the target company is required to approve a merger.

These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders. See “Risk Factors — Provisions of our charter documents or Israeli law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management,” “Management — Approval of Specified Related Party Transactions under Israeli Law,” “Description of Ordinary Shares — Acquisitions under Israeli Law” and “Description of Ordinary Shares — Anti-Takeover Measures under Israeli Law” for a further discussion of this risk factor.

Exchange rate fluctuations between the U.S. dollar and the NIS may negatively affect our earnings.

Although most of our revenues and a majority of our expenses are denominated in U.S. dollars, a significant portion of our research and development expenses are incurred in new Israeli shekels, or NIS. As a result, we are exposed to risk to the extent that the inflation rate in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or if the timing of these devaluations lags behind inflation in Israel. In that event, the U.S. dollar cost of our research and development operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected. To the extent that the value of the NIS increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. The Israeli rate of inflation (deflation) amounted to (1.9)%, 1.2% and 2.4% for the years ended December 31, 2003, 2004 and 2005, respectively, and 0.8% for the first nine months of 2006. If the U.S. dollar cost of our research and development operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. The NIS revaluation (devaluation) in relation to the U.S. dollar amounted to (7.6)%, (1.6)% and 6.8% for the years ended December 31, 2003, 2004 and 2005. Further, because most of our international revenues are denominated in U.S. dollars, a strengthening of the dollar versus other currencies could make our products less competitive in foreign markets and collection of receivables more difficult. We do not currently engage in currency hedging activities but we may choose to do so in the future. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Some of our operations in Israel have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, complying with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and complying with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current “Approved Enterprise” program receives may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Israeli Tax Considerations and Government Programs — Taxation of Companies” for additional information concerning these tax benefits.

The Israeli government grants that we currently receive require us to meet several conditions and may be reduced or eliminated due to government budget cuts, and these grants restrict our ability to manufacture and engineer products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received, and may receive in the future, grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of our research and development expenditures in Israel. When know-how or products are developed using OCS grants, the terms of these grants restrict the transfer of the know-how out of Israel. Transfer of know-how abroad is subject to various conditions, including payment of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In addition, any decrease of the percentage of manufacturing performed locally, as originally declared in the application to the OCS, may require us to notify, or to obtain the approval of the OCS, and may result in increased royalty payments to the OCS. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. If we fail to comply with the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. In the years ended December 31, 2003, 2004 and 2005 the OCS approved grants totaling, $1.4 million, $1.3 million and $43,000, respectively, of funding in support of some of our research and development programs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2006. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets generally will be determined based on the market price of our ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person, including:

•	having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain;

•	the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders; and

•	having interest charges apply to the proceeds of share sales.

See “U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Please see “Description of Authorized Share Capital” for a further discussion of shareholder rights and responsibilities under Israeli law.

Risks Related to This Offering

The price of our ordinary shares may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. An active and liquid trading market for our ordinary shares may not develop or be sustained after this offering. You may be unable to resell your ordinary shares at or above the initial public offering price due to fluctuations in the market price of our ordinary shares resulting from changes in our operating performance or prospects. Factors that could cause volatility in the market price of our ordinary shares include, but are not limited to:

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our customers of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	disruption to our operations;

•	geopolitical instability;

•	the emergence of new sales channels in which we are unable to compete effectively;

•	any major change in our board of directors or management;

•	changes in financial estimates, including our ability to meet our future revenue and operating profit or loss projections;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	general economic conditions and slow or negative growth of related markets;

•	commencement of, or our involvement in, litigation; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock markets in general, and the markets for semiconductor stocks in particular, have experienced extreme volatility that often has been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our ordinary shares. In the past, when the market price of a stock has been volatile and declined, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our shareholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

The ownership of our ordinary shares will continue to be highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers and directors and their affiliates, together with our current significant shareholders, will beneficially own approximately  % of our outstanding ordinary shares upon completion of this offering (excluding any shares that may be purchased by our existing shareholders in this offering). Moreover, three of our shareholders, Sequoia Capital Partners, U.S. Venture Partners and Intel Atlantic, Inc., will beneficially own approximately  % of our outstanding ordinary shares upon completion of this offering. In addition, individual partners of U.S. Venture Partners and Bessemer Venture Partners serve on our board of directors. Accordingly, these shareholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These shareholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

A significant portion of our outstanding ordinary shares may be sold into the market in the near future. Substantial sales of our shares, or the perception such sales are likely to occur, could cause the price of our ordinary shares to decline.

If our existing shareholders sell a large number of our ordinary shares or the public market perceives that existing shareholders might sell our ordinary shares, the market price of our ordinary shares could decline significantly. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. An aggregate of           of the remaining           shares outstanding upon the closing of this offering may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lock-up agreements.

Existing shareholders holding an aggregate of           ordinary shares have rights with respect to the registration of these ordinary shares with the SEC. If we register their ordinary shares following the expiration of the lock-up agreements, they can sell those shares in the public market.

Promptly following this offering, we intend to register with the SEC           ordinary shares that are authorized for issuance under our share option plans and options granted outside our share option plans. As of December 1, 2006, 9,033,965 shares were subject to outstanding options, of which 5,252,116 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase ordinary shares in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. You will incur immediate and substantial dilution of $      per share, representing the difference between our initial public offering price and our pro forma as adjusted net tangible book value per share. In the past, we issued options to acquire ordinary shares at prices significantly below the initial public offering price. To the extent these outstanding options are exercised, you will incur further dilution.

If we sell our ordinary shares in future financings, ordinary shareholders will experience immediate dilution and, as a result, our share price may go down.

We may from time to time issue additional ordinary shares at a discount from the current trading price of our ordinary shares. As a result, our ordinary shareholders would experience immediate dilution upon the purchase of any ordinary shares sold at such discount. In addition, as opportunities present themselves, we may enter into equity financings or similar arrangements in the future, including the issuance of debt securities, preferred shares or ordinary shares. If we issue ordinary shares or securities convertible into ordinary shares, our ordinary shareholders could experience dilution.

Provisions of our charter documents or Israeli law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders, and could make it more difficult for shareholders to change management.

Provisions of our amended and restated articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	no cumulative voting; and

•	an advance notice requirement for shareholder proposals and nominations.

Furthermore, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law generally provides that a shareholder who exchanges our shares for shares in a foreign corporation is treated as if the shareholder has sold the shares. In such a case, the shareholder will generally be subject to Israeli taxation on any capital gains from the sale of shares (after two years, with respect to one half of the shares, and after four years, with respect to the balance of the shares, in each case unless the shareholder sells such shares at an earlier date), unless a relevant tax treaty between Israel and the country of the shareholder’s residence exempts the shareholder from Israeli tax. Please see “Risk Factors — Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares” for a further discussion of Israeli laws relating to mergers and acquisitions. Please also see “Description of Authorized Share Capital” for a further discussion of restrictions contained in our amended and restated articles of association. These provisions in our amended and restated articles of association and other provisions of Israeli law could limit the price that investors are willing to pay in the future for our ordinary shares.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of shareholders’ investment.

We intend to use a portion of the net proceeds from the ordinary shares sold by us in this offering to fund development of our products. We expect to use the remaining amount of the net proceeds of this offering for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary technologies, products or businesses or to obtain rights to such complementary technologies, products or businesses. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of shareholders’ investment.

We will incur increased costs as a result of being a public company, and may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Sarbanes-Oxley, as well as rules implemented by the SEC and The Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Changes in the laws and regulations affecting public companies, including the provisions of Sarbanes-Oxley and rules adopted by the SEC and by The Nasdaq Stock Market, will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	levels of capital spending in the semiconductor industry, in general, and of the market for high-performance interconnect products, specifically;

•	our ability to achieve new design wins;

•	our ability to successfully introduce new products;

•	competition and competitive factors;

•	our dependence on a relatively small number of customers;

•	our ability to expand our presence with existing customers;

•	our ability to protect our intellectual property;

•	future costs and expenses; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to Mellanox, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the ordinary shares offered by us will be approximately $     , or approximately $      if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $      per share and after deducting underwriting discounts and commissions and estimated offering expenses.

A $      increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, or approximately $      million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

We currently intend to use the net proceeds from this offering primarily to fund the development of our products and for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. We intend to increase our research and development and sales and marketing staff to develop and introduce new products, and we intend to increase our general and administrative staff to manage our expanding operations as a public company. We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. Our management will have broad discretion over the use of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.

By establishing a public market for our ordinary shares, this offering is also intended to facilitate our future access to public markets.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our ordinary shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Israel Companies Law, 1999, or the Companies Law, also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the Companies Law), or if we do not meet the profit test, with court approval, provided in each case that there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they come due.

CAPITALIZATION

The following table shows:

•	our capitalization as of September 30, 2006;

•	our capitalization as of September 30, 2006, on a pro forma basis, giving effect to the conversion of all outstanding preferred shares into an aggregate of ordinary shares as if such conversions had occurred on September 30, 2006; and

•	our capitalization as of September 30, 2006, on a pro forma as adjusted basis, giving effect to the sale by us of ordinary shares in this offering, assuming an initial public offering price of $ per share or greater, after deducting underwriting discounts and commissions and estimated offering expenses and adjusting for antidilution.

	As of September 30, 2006
			Pro Forma,
	Actual	Pro Forma	As Adjusted
	(in thousands of dollars, except per share data)

Mandatorily redeemable convertible preferred shares	$55,715
Convertible preferred shares	36,338
Shareholders’ deficit
Ordinary shares	31
Additional paid-in capital	2,958
Accumulated deficit	(73,106)

Total shareholders’ deficit	(70,117)

Total capitalization	$21,936	$	$

The outstanding share information set forth above is as of September 30, 2006, and excludes:

•	an aggregate of 7,460,879 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares granted pursuant to our 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan and 2003 Israeli Share Option Plan as of September 30, 2006, at a weighted average exercise price of $1.74 per share;

•	an aggregate of 1,044,514 additional ordinary shares reserved for future issuance under our 1999 United States Equity Incentive Plan and our 2003 Israeli Share Option Plan;

•	6,000,000 additional ordinary shares reserved for issuance under our 2006 Global Share Incentive Plan, which we adopted in connection with this offering;

•	additional ordinary shares to be automatically reserved for issuance on an annual basis on the first day of each fiscal year, beginning in 2008, under our 2006 Global Share Incentive Plan, such annual increase to be equal to the least of 2% of ordinary shares outstanding on a fully diluted basis on the date of the increase, 1,200,000 ordinary shares or a smaller number determined by our board of directors, provided that the aggregate number of ordinary shares reserved for issuance under such plan may not exceed 27,079,533;

•	an aggregate of 102,000 ordinary shares issuable upon the exercise of outstanding options granted outside of our equity incentive plans as of September 30, 2006, at a weighted average exercise price of $0.69 per share;

•	1,224,804 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2006, with an exercise price of $6.61 per share; 127,208 ordinary shares were issued subsequent to September 30, 2006 pursuant to the exercise of warrants that expired on October 9, 2006 and November 19, 2006; all warrants that were not exercised have expired; and

•	ordinary shares issued to Series D preferred shareholders as an antidilution adjustment as further described in “Note 9 — Redeemable Convertible Preferred Shares and Redeemable Convertible Preferred Shares — Anti-dilution adjustments,” of the accompanying notes to our consolidated financial statements.

A $           increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) each of total shareholders’ equity and total capitalization by $          million, or $           million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and our estimated offering expenses.

DILUTION

The historical net tangible book value of our ordinary shares as of December 1, 2006 was a deficit of $      million, or $      per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of outstanding ordinary shares. If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our ordinary shares.

After giving effect to the (i) conversion of our outstanding preferred shares into ordinary shares in connection with this offering and (ii) receipt of the net proceeds from the sale of           ordinary shares in this offering at an assumed initial public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 1, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing shareholders and an immediate dilution of $      per share to new investors purchasing ordinary shares in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$

Historical net tangible book value per share as of December 1, 2006	$
Increase per share attributable to conversion of preferred shares
Pro forma net tangible book value before this offering
Increase per share attributable to this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution to new investors		$

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $      per share, the increase in net tangible book value per share to our existing shareholders after giving effect to this offering would be $      per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $      per share.

The table below summarizes as of December 1, 2006, on a pro forma as adjusted basis described above, the number of our ordinary shares, the total consideration and the average price per share (i) paid to us by existing shareholders and (ii) to be paid by new investors purchasing our ordinary shares in this offering at an assumed initial public offering price of $      per share. The table below excludes          ordinary shares subject to our right of repurchase.

	Shares purchased			Total consideration			Average price
	Number	Percent		Amount	Percent		per share

Existing shareholders			%	$		%	$
New investors

Total		100.0%			$100.0%

The above discussion and tables are based on           ordinary shares issued and outstanding as of December 1, 2006 and exclude:

•	an aggregate of 8,941,965 ordinary shares issuable upon the exercise of outstanding options to purchase our ordinary shares granted pursuant to our 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan and 2003 Israeli Share Option Plan as of December 1, 2006, at a weighted average exercise price of $2.43 per share;

•	an aggregate of 109,702 additional ordinary shares reserved for future issuance under our 1999 United States Equity Incentive Plan and our 2003 Israeli Share Option Plan;

•	6,000,000 additional ordinary shares reserved for issuance under our 2006 Global Share Incentive Plan, which we adopted in connection with this offering; and

•	an aggregate of 92,000 ordinary shares issuable upon the exercise of outstanding options granted outside of our equity incentive plans as of December 1, 2006, at a weighted average exercise price of $0.69 per share.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution. The table below assumes the exercise of all options and warrants to purchase our ordinary shares outstanding as of December 1, 2006 and the conversion of all of our preferred shares into ordinary shares on a one-to-one basis in connection with this offering.

	Shares purchased			Total consideration			Average price
	Number	Percent		Amount	Percent		per share

Existing shareholders	34,099,449		%	$		%	$
Shares subject to options	9,033,965
Shares subject to warrants	0

Subtotal	43,133,414

New investors

Total		100.0%			$100.0%

A $      increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the dilution to new investors by $      per share, or $      million if the underwriters’ over-allotment option is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and our estimated offering expenses.

CONVERSION OF SERIES D PREFERRED SHARES

In connection with the closing of this offering, all of our outstanding preferred shares will convert into ordinary shares. Due to the antidilution provisions of our amended and restated articles of association, the conversion ratio of our Series D preferred shares may be adjusted in connection with the conversion of our outstanding preferred shares into ordinary shares. The per share conversion rate of our Series D preferred shares will be determined by multiplying $6.61, as adjusted for stock splits, by 2.5, and dividing by the price per share paid in this offering. Therefore, depending on the price of the shares sold in this offering, the holders of the Series D preferred shares may receive more than one ordinary share for each share of Series D preferred shares converted in connection with this offering. Under the provisions of our amended and restated articles of association, we will not know the conversion rate of our Series D preferred shares until the public offering price is determined.

In this prospectus, we have estimated the number of ordinary shares issuable upon conversion of the Series D preferred shares assuming an initial public offering price of $   per share or greater (as adjusted for any share dividends, combinations, splits, recapitalizations and the like with respect to such shares), and the amount required under the Company’s amended and restated articles of association for the Series D preferred shares to convert into ordinary shares. Assuming an initial public offering price of          , up to           additional shares would be issued as further described in “Note 9 — Redeemable Convertible Preferred Shares and Redeemable Convertible Preferred Shares — Anti-dilution adjustments,” of the accompanying notes to our consolidated financial statements.

Upon completion of this offering, our existing shareholders will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. As only some of our shareholders own Series D preferred shares, changes in our valuation in connection with this offering will impact the conversion ratio of our Series D preferred shares and thus the relative ownership of our ordinary shares upon completion of this offering among our existing shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated balance sheet data for the years ended December 31, 2001, 2002 and 2003 and our consolidated statements of operations data for the years ended December 31, 2001 and 2002, from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for each of the three years in the period ended December 31, 2005, as well the consolidated balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the nine months ended September 30, 2005 and 2006, as well as the consolidated balance sheet data as of September 30, 2006, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly our consolidated financial position as of September 30, 2006 and the results of our operations and our cash flows for the periods presented. Our historical results are not necessarily indicative of results to be expected in any future period.

	December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)
						(unaudited)

Consolidated Statement of Operations Data:
Total revenues	$1,741	$4,002	$10,151	$20,254	$42,068	$29,874	$32,741
Cost of revenues	(700)	(1,514)	(4,535)	(8,736)	(15,203)	(11,253)	(9,601)

Gross profits	1,041	2,488	5,616	11,518	26,865	18,621	23,140
Operating expenses:
Research and development	16,743	17,297	14,457	12,864	13,081	9,307	11,064
Sales and marketing	4,474	4,749	5,298	5,640	7,395	5,291	6,080
General and administrative	2,033	2,141	1,720	1,719	3,094	2,118	2,544
Restructuring	0	2,327	0	0	0	0	0

Total operating expenses	23,250	26,514	21,475	20,223	23,570	16,716	19,688
Income (loss) from operations	(22,209)	(24,026)	(15,859)	(8,705)	3,295	1,905	3,452
Other income, net	750	993	308	123	326	281	232

Income (loss) before taxes on income	(21,459)	(23,033)	(15,551)	(8,582)	3,621	2,186	3,684
Provision for taxes on income	—	—	(12)	(306)	(462)	(329)	(271)

Net income (loss)	$(21,459)	$(23,033)	$(15,563)	$(8,888)	$3,159	$1,857	$3,413

Net income (loss) per share attributable to ordinary shareholders — basic and diluted	(1.85)	(1.95)	(1.33)	(0.73)	0.00	0.00	0.00
Shares used to compute net income (loss) per share	11,605	11,837	11,839	12,438	13,161	13,111	13,427
Shares used to compute diluted net income (loss) per share	11,605	11,837	11,839	12,438	15,913	15,824	16,840

See Note 1 to our consolidated financial statements for a description of the method used to compute shares used in computing basic and diluted net loss per share and shares used in computing pro forma basic and diluted net loss per share.

	December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(In thousands of dollars, except per share data)
						(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,933	$4,945	$12,883	$10,944	$12,350	$15,800
Working capital	29,742	29,980	19,978	13,391	17,240	19,930
Total assets	50,187	44,362	32,239	25,822	31,154	36,765
Total liabilities	5,531	7,574	10,439	11,473	13,270	14,829
Mandatorily redeemable convertible preferred shares	39,922	55,118	55,262	55,417	55,583	55,715
Convertible preferred shares	36,338	36,338	36,338	36,338	36,338	36,338
Total shareholders’ deficit	$(31,604)	$(54,668)	$(69,800)	$(77,406)	$(74,037)	$(70,117)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors.”

Overview

General

We are a leading supplier of semiconductor-based, high-performance interconnect products that facilitate data transmission between servers and storage systems through communications infrastructure equipment. Our products are an integral part of a total solution focused on computing, storage and communication applications used in enterprise data center, high-performance computing and embedded systems.

We are a fabless semiconductor company that provides high-performance interconnect solutions based on semiconductor integrated circuits, or ICs. We design, develop and market adapter and switch ICs, both of which are silicon devices that provide high performance connectivity. We also offer adapter cards that incorporate our ICs. Since we introduced our first product in 2001, we have shipped products containing more than 1.4 million InfiniBand ports, which we believe demonstrates an established customer and end-user base for our products. Growth in our target markets is being driven by the need to improve the efficiency and performance of clustered systems, as well as the need to significantly reduce the total cost of ownership. In addition, we believe that demand for our products will largely depend upon the magnitude and timing of capital spending by end users.

We outsource our manufacturing, assembly, packaging and production test functions, which enables us to focus on the design, development, sales and marketing of our products. As a result, our business has relatively low capital requirements. However, our ability to bring new products to market, fulfill customer orders and achieve long-term growth depends on our ability to maintain sufficient technical personnel and obtain sufficient external subcontractor capacity.

We have experienced rapid growth in our total revenues in each of the last two years. Our revenues increased from $10.2 million to $20.3 million to $42.1 million for the years ended December 31, 2003, 2004 and 2005, respectively. In order to continue to increase our revenues, we must continue to achieve design wins over other InfiniBand providers and providers of competing interconnect technologies. We consider a design win to occur when an OEM or contract manufacturer notifies us that it has selected our products to be incorporated into a product or system under development. Because the life cycles for our customers’ products can last for several years if these products have successful commercial introductions, we expect to continue to generate revenues over an extended period of time for each successful design win.

It is difficult for us to forecast the demand for our products, in part because of the highly complex supply chain between us and the end-user markets that incorporate our products. Demand for new features changes rapidly. Due to our lengthy product development cycle, it is critical for us to anticipate changes in demand for our various product features and the applications they serve to allow sufficient time for product design. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our relationship with these customers. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory.

Revenues.  We derive revenues from sales of our ICs and cards. To date, we have derived a substantial portion of our revenues from a relatively small number of customers. Total sales to customers representing more than 10% of revenues accounted for 54%, 52% and 56% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. The loss of one or more of our principal customers or the reduction or deferral of purchases of our products by one of these customers could cause our revenues to decline materially if we are unable to increase our revenues from other customers. We expect sales to customers representing more than 10% of revenues to account for a decreasing but significant portion of our revenues for at least the remainder of 2006.

Cost of revenues and gross profit.  The cost of revenues consists primarily of the cost of silicon wafers purchased from our foundry supplier, Taiwan Semiconductor Manufacturing Company, or TSMC, costs associated with the assembly, packaging and production testing of our products by Advanced Semiconductor Engineering, or ASE, outside processing costs associated with the manufacture of our HCA cards by Flextronics, royalties due to third parties, including the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, or the OCS, the Binational Industrial Research and Development (BIRD) Foundation and a third-party licensor, warranty costs, excess and obsolete inventory costs and costs of personnel associated with production management and quality assurance. In addition, after we purchase wafers from our foundries, we also have the yield risk related to manufacturing these wafers into semiconductor devices. Manufacturing yield is the percentage of acceptable product resulting from the manufacturing process, as identified when the product is tested as a finished IC. If our manufacturing yields decrease, our cost per unit increases, which could have a significant adverse impact on our cost of revenues. We do not have long-term pricing agreements with TSMC and ASE. Accordingly, our costs are subject to price fluctuations based on the cyclical demand for semiconductors.

We purchase our inventory pursuant to standard purchase orders. We estimate that lead times for delivery of our finished semiconductors from our foundry supplier and assembly, packaging and production testing subcontractor are approximately three to four months and that lead times for delivery from our HCA card manufacturing subcontractors are approximately eight to ten weeks. We build inventory based on forecasts of customer orders rather than the actual orders themselves. In addition, as customers are increasingly seeking opportunities to reduce their lead times, we may be required to increase our inventory to meet customer demand.

We expect our cost of revenues to increase over time as a result of the expected increase in our sales volume. Generally, our cost of revenues as a percentage of sales revenues has decreased over time, primarily due to manufacturing cost reductions, economies of scale related to higher unit volumes and our decision to discontinue sales of our lower margin switch systems products in 2005. This trend may not continue in the future, and will depend on overall customer demand for our products, our product mix, competitive product offerings and related pricing and our ability to reduce manufacturing costs.

Operational expenses

Research and development expenses.  Our research and development expenses consist primarily of salaries and associated costs for employees engaged in research and development, costs associated with computer aided design software tools, depreciation expense and tape out costs. Tape out costs are expenses related to the manufacture of new products, including charges for mask sets, prototype wafers, mask set revisions and testing incurred before releasing new products. We anticipate these expenses will increase in future periods based on an increase in personnel to support our product development activities and the introduction of new products. We anticipate that our research and development expenses may fluctuate over the course of a year based on the timing of our product tape outs.

We received grants from the OCS for several projects. Under the terms of these grants, if products developed from an OCS-funded project generate revenue we are required to pay a royalty of 4% of the net sales as soon as we begin to sell such products until 120% of the dollar value of the grant plus interest at LIBOR is repaid. All of the grants we have received from the OCS have resulted in IC products sold by us. In 2003, 2004 and 2005, we received an aggregate of $1.4 million, $1.3 million and $43,000, respectively, of approved grants in support of some of our research and development programs. As of September 30, 2006, our contingent obligation in respect of royalties payable to the OCS totaled approximately $2.5 million, payable out of future net sales, if any, of products that were developed under projects funded by the OCS. The continued repayment of OCS grants is contingent on future sales of products developed with the support of such grants, and we have no obligation to refund these grants if future sales are not generated. All reported research and development expenses are net of OCS and other government grants.

The terms of OCS grants generally prohibit the manufacture of products developed with OCS funding outside of Israel without the prior consent of the OCS. The OCS has approved the manufacture outside of Israel of our IC products, subject to an undertaking by us to pay the OCS royalties on the sales of our OCS-supported products until such time as the total royalties paid equal 120% of the amount of OCS grants.

Under applicable Israeli law, OCS consent is also required to transfer technologies developed with OCS funding to third parties in Israel. Under a recent amendment to the relevant legislation, transfer of OCS-funded technologies outside of Israel is permitted with the approval of the OCS and in accordance with the restrictions and payment obligations set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports of products from Israel or the sale of products developed with these technologies. We do not anticipate the need to transfer any of our intellectual property rights outside of Israel at this time.

Sales and marketing expenses.  Sales and marketing expenses consist primarily of salaries and associated costs for employees engaged in sales, marketing and customer support, commission payments to external, third party sales representatives and charges for trade shows, promotions and travel. We expect these expenses will increase in absolute dollars in future periods based on an increase in sales and marketing personnel and increased commission payments on higher sales volumes.

General and administrative expenses.  General and administrative expenses consist primarily of salaries and associated costs for employees engaged in finance, human resources and administrative activities and charges for accounting and legal fees. We expect these expenses will increase in absolute dollars in future periods based on an increase in personnel to meet the requirements associated with our anticipated growth and being a public company.

Taxes on Income

Our operations in Israel have been granted “Approved Enterprise” status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the Approved Enterprise program, income that is attributable to our operations in Yokneam, Israel will be exempt from income tax for a period of ten years commencing when we first generate taxable income (after setting off our losses from prior years). Income that is attributable to our operations in Tel Aviv, Israel will be exempt from income tax for a period of two years commencing when we first generate taxable income (after setting off our losses from prior years), and will be subject to a reduced income tax rate (generally 10-25%, depending on the percentage of foreign investment in our company) for the following five to eight years. See “Israeli Tax Considerations and Government Programs — Taxation of Companies” for a more detailed discussion.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, allowance for doubtful accounts, inventory valuation, warranty provision, income taxes and share-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue recognition

We account for our revenue under the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). Under SAB 104, revenues from sales of products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. Our standard arrangement with our customers typically includes freight-on-board shipping point, 30-day payment terms, no right of return and no customer acceptance provisions. We generally rely upon a purchase order as persuasive evidence of an arrangement.

We determine whether collectibility is probable on a customer-by-customer basis. When assessing the probability of collection, we consider the number of years the customer has been in business and the history of our collections. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined at the outset of an arrangement that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

Allowance for doubtful accounts

We estimate the allowance for doubtful accounts based on an assessment of the collectibility of specific customer accounts. If we determine that a specific customer is unable to meet its financial obligations, we provide a specific allowance for credit losses to reduce the net recognized receivable to the amount we reasonably believe will be collected. Probability of collection is assessed on a customer-by-customer basis and our historical experience with each customer. Customers are subject to an ongoing credit review process that evaluates the customers’ financial positions. We review and update our estimates for allowance for doubtful accounts on a quarterly basis. Our allowance for doubtful accounts totaled approximately $0, $50,000 and $95,000 at December 31, 2003, 2004 and 2005, respectively. Our bad debt expense totaled approximately $47,000, $72,000 and $70,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

Inventory valuation

We value our inventory at the lower of cost or market. Market is determined based on net realizable value. Cost is determined for raw materials on a “first-in, first-out” basis, for work in process based on actual costs and for finished goods based on standard cost, which approximates actual cost on a first-in, first-out basis. We reserve for excess and obsolete inventory based on forecasted demand generally over a nine-month period and market conditions. Inventory reserves are not reversed and permanently reduce the cost basis of the affected inventory until it is either sold or scrapped.

Warranty provision

We provide a standard 12-month warranty from the date of delivery against defects in materials and workmanship. If a customer has a defective product, we will either repair the goods or provide replacement products at no charge. We record estimated warranty expenses at the time we recognize the associated product revenues based on our historical rates of return and costs of repair over the preceding 12-month period. In addition, we recognize estimated warranty expenses for specific defects at the time those defects are identified.

Share-based compensation

Through December 31, 2005, we elected to account for share-based compensation in accordance with the intrinsic value method described in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations rather than adopting the fair value method provided under SFAS No. 123, “Accounting for Stock Based Compensation” (SFAS 123). We have generally not recognized any compensation expense for share options we granted to our employees where the exercise price equals the fair market value of the shares on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires that we measure compensation expense for all share-based payment awards made to employees and directors, including employee share options, based on estimated fair values and recognize that expense over the required service period.

We adopted SFAS 123(R) using the prospective transition method. Under this method, SFAS 123(R) is applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Compensation cost previously recorded under APB 25 for unvested options will continue to be recognized as the required services are rendered. Accordingly, for the nine-month period ended September 30, 2006, share-based compensation expense includes compensation costs related to estimated fair values of awards granted after the date of adoption of

SFAS 123(R) and compensation costs related to unvested awards at the date of adoption based on the intrinsic values as previously recorded under APB 25.

For options granted after January 1, 2006, and valued in accordance with SFAS 123(R), we use the straight-line method for expense attribution. For options granted prior to January 1, 2006, we use the multiple grant approach for expense attribution, which results in substantially higher amounts of amortization in earlier years as opposed to the straight-line method, which results in equal amortization over the vesting period of the options.

Upon adoption of SFAS 123(R), we were required to estimate the number of outstanding options that are not expected to vest. In subsequent periods, if actual forfeitures differ from these estimates, we will revise our estimates. No compensation cost is recognized for options that do not vest. Under the multiple grant approach, forfeitures of unvested options resulting from employee terminations result in the reversal during the period in which the termination occurred of previously expensed share compensation associated with the unvested options with maturities similar to the expected terms of the respective options. Share compensation from vested options, whether forfeited or not, is not reversed.

We estimated the fair value of options granted after January 1, 2006 using the Black-Scholes option valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the weighted average period of time that the options granted are expected to be outstanding, the volatility of our ordinary shares, the risk-free interest rate and the estimated rate of forfeitures of unvested share options. If actual results differ from our estimates, we will record the difference as a cumulative adjustment in the period we revise our estimates. Since our ordinary shares have not been actively traded in the past, we used the simplified calculation of expected life described in the SEC Staff Accounting Bulletin 107 and we estimated our ordinary shares’ volatility based on an average of the historical volatilities of the Company’s peer group in the industry in which it does business. The risk-free rate is based on U.S. Treasury securities with maturities similar to the expected terms of the respective options. We estimated expected forfeitures based on our historical experience.

Significant factors, assumptions and methodologies used in determining fair value

The estimated fair value of our ordinary shares was determined by our board of directors using a model based on a fixed multiple of net income for a trailing 12-month period. If a valuation model using different input variables had been used, our ordinary share valuation may have been different. During the third quarter of 2005, we obtained a contemporaneous valuation from an unrelated third-party valuation specialist. An update to this original valuation was obtained in October 2006. A number of objective and subjective factors were considered in determining the fair value of our ordinary shares, including important operational events, such as the release of new products, the risk and non-liquid nature of the ordinary shares and underlying market conditions. The estimated fair values determined by the valuation specialist were not significantly different from our estimated fair values. Therefore, we have not adjusted our consolidated financial statements based upon the valuations.

During the 12-month period ended December 1, 2006, we granted share options with the following exercise prices:

		Weighted Average
	Number of Options	Exercise Price per	Weighted Average
Date of Grant	Granted	Share	Fair Value Per Share

October 26, 2006	1,628,095	5.25	5.25
August 15, 2006	84,000	5.25	5.25
June 27, 2006	46,000	5.10	5.10
May 26, 2006	90,500	4.90	4.90
March 10, 2006	12,000	4.25	4.25
February 3, 2006	29,000	4.25	4.25
December 8, 2005	1,383,203	3.80	3.80

Accounting for income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on the provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are provided if, based on the weight of available evidence, it is considered more likely than not that some or all of the deferred tax assets will not be realized.

Results of Operations

The following table sets forth our consolidated statements of operations as a percentage of revenues for the periods indicated:

				Nine months ended
	Years ended December 31,			September 30,
	2003	2004	2005	2005	2006

Total Revenues	100%	100%	100%	100%	100%
Cost of revenues	45	43	36	38	29

Gross profit	55	57	64	62	71

Operating expenses:
Research and development	142	64	31	31	34
Sales and marketing	52	28	18	18	19
General and administrative	17	8	7	7	8

Total operating expenses	211	100	56	56	61

Income (loss) from operations	(156)	(43)	8	6	10
Other income, net	3	1	1	1	1
Provision for taxes on income	0	(2)	(1)	(1)	(1)

Net income (loss)	(153)	(44)	8	6	10

Comparison of Nine Months Ended September 30, 2006 to Nine Months Ended September 30, 2005

Revenues.  Revenues were approximately $32.7 million for the nine months ended September 30, 2006 compared to approximately $29.9 million for the nine months ended September 30, 2005, representing an increase of approximately 9%. This increase in revenues resulted primarily from increased unit sales of approximately 28%, driven by broader adoption of InfiniBand and our products, offset by a decrease in average sales prices of 14%. A portion of the decrease in average sales prices was due to the decline from 9% to 2% in the percentage of revenues attributable to switch systems, which have significantly higher sales prices. In addition, Cisco, one of our largest customers that represented approximately 15% of our revenues in the nine months ended September 30, 2006, represented approximately 49% of our revenues in the nine months ended September 30, 2005. A portion of this percentage decline was attributable to an accumulation of inventory in 2005 by Cisco following its acquisition of Topspin Communications, which we believe has been substantially sold in 2005 and 2006. We expect Cisco to remain one of our largest customers for the remainder of 2006.

Gross Profit and Gross Margin.  Gross profit was approximately $23.1 million for the nine months ended September 30, 2006 compared to approximate $18.6 million for the nine months ended September 30, 2005, representing an increase of 24%. As a percentage of revenues, gross margin increased to 71% in the nine months ended September 30, 2006 from approximately 62% in the nine months ended September 30, 2005. This increase in gross margin was primarily due to a reduction in production costs associated with outsourced labor, raw materials and volume discounts and reduced warranty expenses related to selected product introductions. In addition, part of the gross margin improvement was due to increased sales of next generation products for which we receive higher margins.

Research and Development.  Research and development expenses were approximately $11.1 million for the nine months ended September 30, 2006 compared to approximately $9.3 million for the nine months ended September 30, 2005, representing an increase of approximately 19%. The increase was attributable to higher salary related expenses associated with increased headcount of approximately $1.3 million, increased depreciation and amortization of equipment, software and intellectual property of approximately $197,000, and increases in non-recurring engineering and product qualification (outside testing and validation) expenses of approximately $262,000.

Sales and Marketing.  Sales and marketing expenses were approximately $6.1 million for the nine months ended September 30, 2006 compared to approximately $5.3 million for the nine months ended September 30, 2005, representing an increase of approximately 15%. The increase was primarily attributable to higher salary related expenses associated with increased headcount of approximately $647,000, and an increase in tradeshow and advertising expenses of approximately $168,000.

General and Administrative.  General and administrative expenses were approximately $2.5 million for the nine months ended September 30, 2006 compared to approximately $2.1 million for the nine months ended September 30, 2005, representing an increase of approximately 19%. The increase was primarily due to higher salary related expenses associated with increased headcount of approximately $322,000 and an increase in legal and accounting fees of approximately $222,000, offset by a decrease in travel related expenses of $69,000.

Other Income, net.  Other income, net consists of interest earned on cash equivalents and marketable securities and foreign currency exchange gains and losses. Other income, net was approximately $232,000 for the nine months ended September 30, 2006 compared to approximately $281,000 for the nine months ended September 30, 2005, representing a decrease of approximately 17%. The decrease was primarily due to higher foreign exchange losses of $341,000 offset by higher net interest income of $291,000.

Provision for Taxes on Income.  Provision for taxes on income was approximately $271,000 for the nine months ended September 30, 2006 compared to approximately $329,000 for the nine months ended September 30, 2005, representing a decrease of approximately 18%. The decrease was related to lower taxes attributable to Mellanox Technologies, Inc., our wholly-owned U.S. subsidiary.

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

Revenues.  Revenues were approximately $42.1 million for the year ended December 31, 2005 compared to approximately $20.3 million for the year ended December 31, 2004, representing an increase of 107%. This significant increase in revenues resulted primarily from increased unit sales of approximately 103%, driven by broader adoption of InfiniBand and our products, and an increase in average sales prices of 2%.

Gross Profit and Margin.  Gross profit was approximately $26.9 million for the year ended December 31, 2005 compared to approximately $11.5 million for the year ended December 31, 2004, representing an increase of approximately 133%. As a percentage of revenues, gross profit increased to approximately 64% in 2005 from 57% in 2004. This increase in gross profit margin was primarily due to an approximate 5% reduction in production costs coupled with an approximate 2% increase in average sales prices. Part of the gross margin improvement was also due to a decline in the percentage of revenues attributable to switch systems, historically a lower margin business, which declined to approximately 6% from approximately 14% of total revenues during the year.

Research and Development.  Research and development expenses were approximately $13.1 million for the year ended December 31, 2005 compared to approximately $12.9 million for the year ended December 31, 2004, representing an increase of approximately 2%. The change in spending consisted of a reduction in tape out costs in 2005 of approximately $1.2 million offset by $43,000 in OCS funding in 2005, compared to $1.3 million of OCS funding received in 2004, which was recorded as a reduction to research and development.

Sales and Marketing.  Sales and marketing expenses were approximately $7.4 million for the year ended December 31, 2005 compared to approximately $5.6 million for the year ended December 31, 2004, representing an increase of approximately 32%. The increase was primarily attributable to approximately $1.1 million of higher external sales representative commissions associated with increased revenues, higher salary and travel related expenses due to staff additions of approximately $828,000, higher marketing related expenses and enterprise resource planning, or ERP, related expenses of approximately $291,000 and $121,000, respectively, offset by approximately $488,000 of lower share-based compensation expense.

General and Administrative.  General and administrative expenses were approximately $3.1 million for the year ended December 31, 2005 compared to approximately $1.7 million for the year ended December 31, 2004, representing an increase of approximately 82%. The increase in 2005 was due to higher salary related expenses associated with headcount additions of approximately $788,000, increased facilities related expenses of approximately $326,000, increased legal and accounting costs of approximately $251,000 and ERP system implementation related consulting expenses of approximately $149,000, partially offset by approximately $176,000 of lower share-based compensation expense.

Other Income, net.   Other income, net was approximately $326,000 for the year ended December 31, 2005 compared to approximately $123,000 for the year ended December 31, 2004, representing an increase of approximately 165%. The increase was primarily attributable to gains of $217,000 from foreign currency exchange fluctuations.

Provision for Taxes on Income.  Provision for taxes on income was approximately $462,000 for the year ended December 31, 2005 compared to approximately $306,000 for the year ended December 31, 2004, representing an increase of approximately 51%. The increase was related to higher income attributable to Mellanox Technologies, Inc.

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Revenues.  Revenues were approximately $20.3 million for the year ended December 31, 2004 compared to approximately $10.2 million for the year ended December 31, 2003, representing an increase of 99%. This increase in revenues resulted primarily from an increase in unit sales of approximately 130%, offset by a decrease in average sales prices of approximately 13%.

Gross Profit and Margin.  Gross profit was approximately $11.5 million for the year ended December 31, 2004 compared to approximately $5.6 million for the year ended December 31, 2003, representing an increase of approximately 105%. As a percentage of revenues, gross profit increased to approximately 57% in 2004 from approximately 55% in 2003. This increase in gross margin was primarily due to a reduction in production costs coupled with a decline in the percentage of revenues attributable to switch systems, historically a lower margin business, which declined to approximately 14% in 2004 from approximately 30% in 2003 of total revenues during the year.

Research and Development.  Research and development expenses were approximately $12.9 million for the year ended December 31, 2004 compared to approximately $14.5 million for the year ended December 31, 2003, representing a decrease of approximately 11%. The decrease was primarily due to a decline of approximately $902,000 in salary related expenses associated with lower headcount as part of restructuring activities in May 2004, approximately $1.7 million of lower depreciation and amortization expenses on technology equipment and software and approximately $459,000 of lower software maintenance fees. This was partially offset by an increase of approximately $494,000 in tape out costs, $329,000 of share-based compensation expense and approximately $664,000 of third-party license rights.

Sales and Marketing.  Sales and marketing expenses were approximately $5.6 million for the year ended December 31, 2004 compared to approximately $5.3 million for the year ended December 31, 2003, representing an increase of approximately 6%. The increase was primarily attributable to an increase in outside sales representative commissions of approximately $216,000 associated with higher revenues and an increase in salary and travel related expenses of approximately $367,000 associated with staffing additions, offset by approximately $209,000 of lower marketing related expenses.

General and Administrative.  General and administrative expenses were approximately $1.7 million for each of the years ended December 31, 2004 and December 31, 2003. Lower salary related and travel expenses of approximately $280,000 in 2004 were offset by approximately $158,000 of share-based compensation expense and approximately $128,000 of recruiting fees.

Other Income, net.  Other income, net was approximately $123,000 for the year ended December 31, 2004 compared to approximately $308,000 for the year ended December 31, 2003, representing a decrease of approximately 60%. The decrease was attributable primarily to a decline in interest income of approximately $308,000 associated with lower levels of marketable securities and net interest earning instruments, offset by approximately $92,000 of gains from foreign currency exchange fluctuations and other interest expense.

Provision for Taxes on Income.  Provision for taxes on income was approximately $306,000 for the year ended December 31, 2004 compared to approximately $12,000 for the year ended December 31, 2003, representing an increase of approximately $294,000. The increase was associated with tax expenses on income from Mellanox Technologies, Inc.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred shares totaling approximately $89.3 million. We incurred net losses from operations since inception until the second quarter of 2005 and had an accumulated deficit of approximately $73.1 million as of September 30, 2006. As of September 30, 2006, our principal source of liquidity consisted of cash and cash equivalents of approximately $15.8 million. In August 2005, we entered into an agreement with a financial institution to provide us with a line of credit of up to approximately $5.0 million for general working capital requirements. As of September 30, 2006, we have not drawn down on this line of credit.

Over the next 12 months, we expect cash flows from operating activities, along with net proceeds from this offering, and our existing cash and cash equivalents to be sufficient to fund our operations, taking into account expected increases in research and development expenses, including tape out costs, sales and marketing expenses, general and administrative expenses, primarily for increased headcount, and capital expenditures to support our infrastructure and growth. In addition, as of September 30, 2006, we are required to make total remaining payments of approximately $1.3 million to Vitesse Semiconductor Corporation pursuant to a license agreement dated December 16, 2002. This agreement terminates on December 31, 2006, and provides that the $1.3 million payment shall occur on or before January 31, 2007.

Operating Activities

Net cash generated by our operating activities amounted to approximately $4.3 million in the nine months ended September 30, 2006. Net cash generated by operating activities was primarily attributable to net income of approximately $3.4 million, a decrease in inventory of approximately $0.9 million, and a decrease in accounts payable of approximately $0.5 million, offset by an increase in accounts receivable of approximately $1.8 million.

Net cash used in operating activities amounted to approximately $12.3 million for the year ended December 31, 2003 and approximately $5.7 million for the year ended December 31, 2004 and generated net cash of approximately $770,000 for the year ended December 31, 2005.

Net cash used in operating activities in 2003 was approximately $12.3 million. Our net losses of approximately $15.6 million were offset by non-cash charges of approximately $3.3 million for depreciation and amortization and approximately $545,000 for share-based compensation expense. Cash used for operating activities in 2003 included an increase in inventories of approximately $1.1 million resulting from increased projected product demand and an increase in accounts receivable of $957,000 resulting from increased product sales partially offset by increases in accounts payable of approximately $1.7 million.

Net cash used in operating activities in 2004 was approximately $5.7 million. Our net losses of approximately $8.9 million were offset by non-cash charges of approximately $2.5 million for depreciation and amortization and approximately $1.0 million for share-based compensation expense. Cash used for operating activities in 2004 included increases in accounts receivable of approximately $2.9 million, partially offset by a decrease in prepaid expenses of approximately $1.3 million and an increase in accounts payable of approximately $1.4 million.

Net cash generated by operating activities in 2005 was approximately $770,000. Our net income of approximately $3.2 million was impacted by a non-cash charge of approximately $1.7 million for depreciation and amortization. Cash generated by operating activities in 2005 included increases in accounts receivable resulting from increased product sales and inventories resulting from increased projected product demand of approximately $3.2 million and $2.3 million, respectively, and an increase in accrued liabilities and other payables of approximately $1.0 million.

In the years ended December 31, 2003, 2004 and 2005, we received from the OCS an aggregate of $1.4 million, $1.3 million and $43,000, respectively, of approved grants in support of some of our research and development programs.

Investing Activities

Net cash used in investing activities was approximately $951,000 in the nine months ended September 30, 2006. Cash used in investment activities was attributable to purchases of property and equipment and severance-related insurance policies.

Net cash generated by investment activities was approximately $21.0 million in the year ended December 31, 2003, approximately $3.9 million in the year ended December 31, 2004 and approximately $462,000 in the year ended December 31, 2005 and was primarily attributable to net sales and maturities of marketable securities (net of purchases) offset by purchases of property and equipment and severance-related insurance policies.

Financing Activities

Net cash provided by financing activities was approximately $92,000 in the nine months ended September 30, 2006. Cash generated by financing activities was attributable to proceeds from the exercise of share options, offset by principal payments on capital lease obligations and payments on deferred public offering costs.

Our financing activities used approximately $800,000 and $65,000 in the years ended December 31, 2003 and 2004, respectively, and were primarily attributable to principal payments on capital lease obligations partially offset by proceeds from share option exercises. Our financing activities generated approximately $174,000 in 2005 and were attributable to proceeds from the exercise of share options, partially offset by principal payments on capital lease obligations.

Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2006 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period
		Less Than		Beyond
Contractual Obligations:	Total	1 Year	1-3 Years	3 Years

Commitments under capital lease	$1,278,385	$535,715	$742,670	$—
Non-cancelable operating lease commitments	6,332,139	1,798,632	2,832,507	1,701,000
Purchase commitments	4,142,854	4,142,854	—	—
Obligation on purchase of intangible assets	1,306,000	1,306,000	—	—

Total	$13,059,378	$7,783,201	$3,575,177	$1,701,000

For purposes of this table, purchase obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. In addition, we have purchase orders that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of 2006. The adoption of SFAS 154 did not have an impact on our consolidated results of operations or financial condition.

In September 2005, the Emerging Issues Task Force, or EITF, issued Statement 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, or EITF 05-6. EITF reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on our financial position and results of operations.

In June 2006, the FASB ratified Emerging Issues Task Force, or EITF, issued Issue 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” EITF 06-3 requires a company to disclose its accounting policy (i.e., gross or net presentation) regarding the presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the effect that the adoption of EITF 06-3 will have on our financial position and results of operations.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the effects of FIN 48 on our consolidated financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, or SAB No. 108. SAB No. 108 requires analysis of misstatements using both an income statement, or ‘rollover,’ approach and a balance sheet, or ‘iron curtain,’ approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective commencing with our fiscal year 2007 annual financial statements. We are currently assessing the potential impact that the adoption of SAB No. 108 will have on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for the company as of January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to changes in market prices of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest rate fluctuation risk

We do not have any long-term borrowings. Our investments consist of cash and cash equivalents, short-term deposits and interest bearing investments in marketable securities with maturities of one year or less, consisting of commercial paper, government and non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign currency exchange risk

We derive all of our revenues in U.S. dollars. The U.S. dollar is our functional and reporting currency. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses, are denominated in new Israeli shekels, or NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS. To the extent the U.S. dollar weakens against the NIS, we will experience a negative impact on our profit margins. To manage this risk, we have on occasion converted U.S. dollars into NIS within two to three weeks of monthly pay dates in Israel to lock in the related salary expense given the different currencies. We do not currently engage in currency hedging activities but we may choose to do so in the future. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Inflation related risk

We believe that the rate of inflation in Israel has not had a material impact on our business to date. However, our cost in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Off-Balance Sheet Arrangements

As of September 30, 2006, we did not have any off-balance sheet arrangements.

BUSINESS

Overview

We are a leading supplier of semiconductor-based, high-performance interconnect products that facilitate data transmission between servers and storage systems through communications infrastructure equipment. Our products are an integral part of a total solution focused on computing, storage and communication applications used in enterprise data centers, high-performance computing and embedded systems. We are one of the pioneers of InfiniBand, an industry standard architecture that provides specifications for high-performance interconnects. We believe that we are the leading merchant supplier of field-proven InfiniBand-compliant semiconductor products that deliver industry-leading performance and capabilities, which we believe is demonstrated by the performance, efficiency and scalability of clustered computing and storage systems that incorporate our products. In addition to supporting InfiniBand, our next generation of products also supports the industry standard Ethernet interconnect specification, which we believe will expand our total addressable market.

We are a fabless semiconductor company that provides high-performance interconnect solutions based on semiconductor integrated circuits, or ICs. We design, develop and market adapter and switch ICs, both of which are silicon devices that provide high performance connectivity. We also offer adapter cards that incorporate our ICs. These ICs are added to servers, storage, communications infrastructure equipment and embedded systems by either integrating them directly on circuit boards or inserting adapter cards into slots on the circuit board. Since we introduced our first product in 2001, we have shipped products containing more than 1.4 million InfiniBand ports, which we believe demonstrates an established customer and end-user base for our products. We have established significant expertise with high-performance interconnect solutions from successfully developing and implementing multiple generations of our products. Our expertise enables us to develop and deliver products that serve as building blocks for creating reliable and scalable InfiniBand and Ethernet solutions with leading performance at significantly lower cost than products based on alternative interconnect solutions.

As the leading merchant supplier of InfiniBand ICs, we play a significant role in enabling the providers of computing, storage and communications applications to deliver high-performance interconnect solutions. We have developed strong relationships with our customers, many of which are leaders in their respective markets. Our products are included in servers from the five largest vendors, IBM, Hewlett-Packard, Dell, Sun Microsystems and Fujitsu-Siemens, which collectively shipped the majority of servers in 2005, according to the industry research firm IDC. We also supply leading storage and communications infrastructure equipment vendors such as Cisco Systems, LSI Logic, Network Appliance, SilverStorm Technologies, which was recently acquired by QLogic Corporation, and Voltaire. Additionally, our products are used by GE Fanuc, Mercury Computers, SeaChange International and other vendors of embedded systems.

In order to accelerate adoption of our high-performance interconnect solutions and our products, we work with leading vendors across related industries, including:

•	processor vendors such as Intel, AMD, IBM and Sun Microsystems;

•	operating system vendors such as Microsoft, Novell and Red Hat; and

•	software applications vendors such as Oracle, IBM and VMWare, an EMC company.

We are a Steering Committee member of the InfiniBand Trade Association, or IBTA, and the OpenFabrics Alliance, or OFA, both of which are industry trade organizations that maintain and promote InfiniBand technology. Additionally, OFA recently expanded its charter to support and promote high-performance Ethernet solutions.

Our business headquarters are in Santa Clara, California, and our engineering headquarters are in Yokneam, Israel. During the year ended December 31, 2005 and nine months ended September 30, 2006, we generated approximately $42.1 million and $32.7 million in revenues, respectively, and approximately $3.2 million and $3.4 million in net income, respectively.

Industry Background

High-Performance Interconnect Market Overview

Computing and storage systems such as servers, supercomputers and storage arrays handling large volumes of data require high-performance interconnect solutions which enable fast transfer of data and efficient sharing of resources. Interconnect solutions are based on ICs that handle data transfer and associated processing which are added to server, storage, communications infrastructure equipment and embedded systems by either integrating the ICs on circuit boards or by inserting adapter cards that contain these ICs into slots on the circuit board.

Interconnect solution requirements, such as high bandwidth, low latency (response time), reliability, scalability and price/performance, generally depend on the systems and the applications they support. High-performance interconnect solutions are used in the following markets:

•	Enterprise Data Center, or EDC. EDCs are facilities that house servers, storage, communications infrastructure equipment and embedded systems that enable deployment of commercial applications such as customer relationship management, financial trading and risk management applications, enterprise resource planning and E-commerce and web service applications. EDCs typically provide multiple data processing and storage resources to one or many organizations and are capable of supporting several applications at the same time.

•	High-Performance Computing, or HPC. HPC encompasses applications that utilize the computing power of advanced parallel processing over multiple servers, commonly called a supercomputer. The expanding list of HPC applications includes financial modeling, government research, computer automated engineering, geoscience and bioscience research and digital content creation. HPC systems typically focus data processing and storage resources on one application at a time.

•	Embedded. Embedded applications encompass computing, storage and communication functions that use interconnect solutions contained in a chassis which has been optimized for a particular environment. Examples of embedded applications include storage and data acquisition equipment, military operations, industrial and medical equipment and telecommunications and data communications infrastructure equipment.

A number of semiconductor-based interconnect solutions have been developed to address different applications. These solutions include Myrinet, Fibre Channel, Ethernet, and most recently InfiniBand, which was specifically created for high-performance computing, storage and embedded applications.

Trends Affecting High-Performance Interconnect

Demand for computing power and data storage capacity is rising at a high rate, fueled by the increasing reliance of enterprises on information technology, or IT, for everyday operations. Because enterprises rely on compute- and data-intensive applications that create greater amounts of information to be processed, stored and retrieved, they need high-performance computing and high-capacity storage systems that optimize price/performance, minimize total cost of ownership and simplify management. We believe that several IT trends impact the demand for interconnect solutions and the performance required from these solutions. These trends include:

•	Transition to clustered computing and storage using connections among multiple standard components. Historically, enterprises addressed the requirements for high-end computing and storage using monolithic systems, which are based on proprietary components. These systems typically require significant upfront capital expenditures as well as high ongoing operating and maintenance expense. More recently, enterprises have deployed systems with multiple off-the-shelf standardized servers and storage systems linked by high-speed interconnects, also known as clusters. Clustering enables significant improvements in performance, reliability, scalability and cost.

•	Transition to multiple and multi-core processors in servers. In order to increase processing capabilities, processor vendors have integrated multiple computing cores into a single processor device. In addition, server OEMs are incorporating several multi-core processors into a single server. While this significantly increases the computing capabilities of an individual server, the total performance of a cluster of these servers is impacted by the total input/output, or I/O, bandwidth. Inadequate cluster I/O bandwidth results in processor underutilization, thereby reducing the overall capability and performance of the cluster.

•	Enterprise data center infrastructure consolidation. IT managers are increasingly faced with the need to optimize total cost of ownership associated with the EDCs they manage. They are focused on reducing the costs associated with running multiple networks, such as power consumption and cabling, increasing flexibility and scalability, and improving the utilization of existing resources in the EDC. This has led to a widespread trend of consolidating the EDC infrastructure to reduce costs and generate a higher return on IT investments. The need for better utilization of floor space has helped drive the adoption of compact form factor (size and shape) blade servers. Additionally, enterprises are turning to virtualization software, which allows multiple applications to run on a single server, thereby improving resource utilization and requiring increased I/O bandwidth in the EDC.

•	Increasing deployments of mission-critical, latency sensitive applications. There is an increasing number of applications that require extremely fast response times in order to deliver an optimal result or user experience. Reducing latency, the absolute time it takes for information to be sent from one resource to another over a high-performance interconnect, is critical to enhancing application performance in clustered environments. Some examples of applications that benefit from low-latency interconnect include financial trading, clustered databases and parallel processing solutions used in HPC.

Challenges Faced by High-Performance Interconnect

The trends described above indicate that high-performance interconnect solutions will play an increasingly important role in IT infrastructures and will drive strong growth in unit demand. However, performance requirements for interconnect solutions continue to evolve and lead to high demand for solutions that are capable of resolving the following challenges to facilitate broad adoption:

•	Performance limitations. In clustered computing and storage environments, high bandwidth and low latency are key requirements to capture the full performance capabilities of a cluster. With the usage of multiple multi-core processors in server, storage and embedded systems, I/O bandwidth has not been able to keep pace with processor advances, creating performance bottlenecks. Fast data access has become a critical requirement to accommodate microprocessors’ increased compute power. In addition, interconnect latency has become a limiting factor in a cluster’s overall performance.

•	Increasing complexity. The increasing usage of clustered servers and storage systems as a critical IT tool has led to an increase in complexity of interconnect configurations. The number of configurations and connections have also proliferated in EDCs, making them increasingly complicated to manage and expensive to operate. Additionally, managing multiple software applications utilizing disparate interconnect infrastructures has become increasingly complex.

•	Interconnect inefficiency. The deployment of clustered computing and storage has created additional interconnect implementation challenges. As additional computing and storage systems, or nodes, are added to a cluster, the interconnect must be able to scale in order to provide the expected increase in cluster performance. Additionally, recent government attention on data center energy efficiency is causing IT managers to look for ways to adopt more energy-efficient implementations.

•	Limited reliability and stability of connections. Most interconnect solutions are not designed to provide reliable connections when utilized in a large clustered environment, which can cause data transmission interruption. As more applications in EDCs share the same interconnect, advanced traffic management and application partitioning become necessary to maintain stability and reduce system down time. Such capabilities are not offered by most interconnect solutions.

•	Poor price/performance economics. In order to provide the required system bandwidth and efficiency, most high-performance interconnects are implemented with complex, multi-chip semiconductor solutions. These implementations have traditionally been extremely expensive.

In addition to InfiniBand, proprietary and other standards-based, high-performance interconnect solutions, including Myrinet, Fibre Channel and Ethernet, are currently used in EDC, HPC and embedded markets. However, performance and usage requirements continue to evolve and are now challenging the capabilities of these interconnect solutions:

•	Myrinet is a proprietary interconnect solution that has been designed for use in supercomputer applications by supporting low latency and increased reliability. The majority of Myrinet deployments support 2 gigabits per second, or Gb/s (a unit of data transfer rate), while recently announced solutions support 10Gb/s in addition to providing connectivity to 10Gb/s Ethernet switch equipment, although still requiring proprietary software solutions. The number of supercomputers that use Myrinet has been declining largely due to the availability of industry standards-based interconnects that offer superior price/performance, a lack of compatible storage systems, and the required use of proprietary software solutions.

•	Fibre Channel is an industry standard interconnect solution limited to storage applications. The majority of Fibre Channel deployments support 2Gb/s while recently announced solutions support 4Gb/s. Fibre Channel lacks a standard software interface, does not provide server cluster capabilities and remains more expensive relative to other standards-based interconnects.

•	Ethernet is an industry-standard interconnect solution that was initially designed to enable basic connectivity between a local area network of computers or over a wide area network, where latency, connection reliability and performance limitations due to communication processing are non-critical. While Ethernet has a broad installed base at 1 Gb/s and lower data rates, its overall efficiency, scalability and reliability have been less optimal than certain alternative interconnect solutions in high-performance computing, storage and communication applications. A recent increase to 10Gb/s, a significant reduction in application latency and more efficient software solutions have improved Ethernet’s capabilities to address specific high-performance applications that do not demand the highest scalability.

In the HPC, EDC and embedded markets, the predominant interconnects are 1Gb/s Ethernet and 2Gb/s or 4Gb/s Fibre Channel. Based on our knowledge of the industry, we believe there is significant demand for interconnect products that provide higher bandwidth in these markets.

Overview of the InfiniBand Standard and OpenFabrics

InfiniBand is an industry standard, high-performance interconnect architecture that effectively addresses the challenges faced by the IT industry by enabling cost-effective, high-speed data communications. We believe that InfiniBand has significant advantages compared to alternative interconnect technologies. InfiniBand defines specifications for designing host channel adapters, or HCAs, that fit into standard, off-the-shelf servers and storage systems, and switch solutions that connect all the systems together. The physical connection of multiple HCAs and switches is commonly known as an InfiniBand fabric.

The InfiniBand standard was developed under the auspices of InfiniBand Trade Association, or IBTA, which was founded in 1999 and is composed of leading IT vendors and hardware and software solution providers including Mellanox, Brocade, Cisco Systems, Fujitsu, Hewlett-Packard, Hitachi, IBM, Intel, LSI Logic, NEC, Network Appliance, QLogic Corporation, SilverStorm Technologies, Sun Microsystems and Voltaire. The IBTA tests and certifies vendor products and solutions for interoperability and compliance. Our products meet the specifications of the InfiniBand standard and have been tested and certified by the IBTA.

The OpenFabrics Alliance, or OFA, is an organization responsible for the development and distribution of open-source, industry-standard software solutions that are compatible with InfiniBand hardware solutions. Founded in June 2004 as the OpenIB Alliance and a partner organization to IBTA, OFA’s initial sole charter was to develop InfiniBand software solutions that are interoperable among multiple vendors. As a result of its success at developing standard InfiniBand software solutions, the organization expanded its charter in March 2006 to leverage its software development capabilities over other interconnect solutions including Ethernet, and changed its name from OpenIB to OpenFabrics. OFA’s members include leading enterprise IT vendors, hardware and software solution providers including Mellanox, AMD, Cisco Systems, Dell, IBM, Intel, Network Appliance and Sun Microsystems in addition to end users such as Sandia, Los Alamos and Lawrence Livermore National Laboratories.

InfiniBand solutions may be perceived to have disadvantages to products based on other existing interconnect standards that have been available for longer periods of time with larger installed bases. These perceived disadvantages include the requirement for additional software support, new cabling and equipment infrastructure, and a limited number of enterprise-class storage solutions, which impacted early adoption rates of InfiniBand. In addition, a continuing challenge is educating the IT community about the advantages of InfiniBand and increasing familiarity with InfiniBand relative to other interconnect standards. With the solutions now offered by OFA in addition to key industry software providers, InfiniBand software support has recently become widely available and is included in leading server operating systems, contributing to increased adoption rates. In addition, we believe superior price performance of InfiniBand has justified the costs of new cabling and equipment infrastructure. Last, InfiniBand-based enterprise-class storage solutions have recently been introduced and deployed.

As a result, InfiniBand has gained significant share of the HPC market, including clustered computing deployments for government, academic, scientific and research oriented applications. According to IDC, InfiniBand’s share of the HPC cluster interconnect revenue has grown from 1.7% in 2003 to 17.2% in 2005, while Ethernet’s share of the HPC cluster interconnect revenue has declined from 64.1% in 2003 to 55.3% in 2005.

In addition to growth within the HPC market, InfiniBand usage is expanding in the EDC market. This growth is facilitated by the availability of production released software solutions for mainstream financial, retail and other commercial applications.

We believe the primary driver of InfiniBand product shipments in the near future is the increasing usage of InfiniBand in servers. Based on data provided to us by IDC in a report that we sponsored, we believe that of the 7.7 million servers that will ship to the entire server market in 2006, approximately 4% will integrate InfiniBand products. Further, based on the same IDC data, we estimate that from 2006 to 2010, usage of InfiniBand in servers will increase at a 40% compound annual growth rate, resulting in over 1.1 million InfiniBand servers in 2010, or approximately 10% of the projected total number of servers that are expected to ship in that year. Because there currently is significant capacity for growth of InfiniBand products in servers regardless of the growth of the overall server market, we believe that fluctuations in volumes of the overall server market will not impact InfiniBand’s rate of adoption in the near future. Ethernet at 1Gb/s has significant market share in the server market, and Ethernet at 10Gb/s targets this market but is not widely deployed.

In addition to servers, storage systems represent another significant opportunity for InfiniBand products. According to IDC, total port shipments of Fibre Channel adapters is expected to increase from 1.8 million in 2005 to 4.7 million in 2010, and we believe that this is representative of the market opportunity for InfiniBand in storage applications assuming sales of Fibre Channel adapters are converted to products based on the InfiniBand standard. Fibre Channel-based storage systems represented 72% of the total networked storage system revenues in 2005 according to IDC. Ethernet at both 1Gb/s and 10Gb/s also target the storage system market in addition to InfiniBand and Fibre Channel.

Advantages of InfiniBand

We believe that InfiniBand-based solutions have significant advantages compared to solutions based on alternative interconnect architectures. InfiniBand addresses the significant challenges within IT infrastructures created by more demanding requirements of the high-performance interconnect market. More specifically, we believe that InfiniBand has the following advantages:

•	Superior performance. In comparison to other interconnect technologies that were architected to have a heavy reliance on communication processing, InfiniBand was designed for implementation in an IC that relieves the central processing unit, or CPU, of communication processing functions. InfiniBand is able to provide superior bandwidth and latency relative to other existing interconnect technologies and has maintained this advantage with each successive generation of products. For example, our current InfiniBand adapters provide bandwidth up to 20Gb/s, and our current switch ICs support bandwidth up to 60Gb/s, which is significantly higher than the 10Gb/s or less supported by competing technologies. InfiniBand specification supports the design of interconnect products with up to 120Gb/s bandwidth, which is the highest performance industry-standard interconnect specification. In addition, InfiniBand fully leverages the I/O capabilities of PCI Express, a high-speed bus interface standard.

The following table provides a bandwidth comparison of the various high performance interconnect solutions.

	Myrinet	Fibre Channel	Ethernet	InfiniBand

Supported bandwidth of available solutions	2Gb/s—10Gb/s	2Gb/s—4Gb/s	1Gb/s—10Gb/s	10Gb/s — 20Gb/s server-to-server 30Gb/s — 60Gb/s switch-to-switch
Highest bandwidth supported by specification	10Gb/s	8Gb/s	10Gb/s	120Gb/s

Performance in terms of latency varies depending on system configurations and applications. According to recent independent benchmark reports, latency of InfiniBand solutions was approximately half of that of tested 10Gb/s Ethernet solutions and comparable to the latency of tested Myrinet solutions. Fibre Channel, which is used only as a storage interconnect, is typically not benchmarked on latency performance. HPC typically demands low latency interconnect solutions. In addition, there is an increasing number of latency-sensitive applications in the EDC and embedded markets, and, therefore, there is a trend towards using industry-standard InfiniBand and 10Gb/s Ethernet solutions that deliver lower latency than Gigabit Ethernet, which is predominantly used today.

•	Reduced complexity. While other interconnects require use of individual cables to connect servers, storage and communications infrastructure equipment, InfiniBand allows for the consolidation of multiple I/Os on a single cable or backplane interconnect, which is critical for blade servers and embedded systems. InfiniBand also consolidates the transmission of clustering, communications, storage and management data types over a single connection. Competing interconnect technologies are not well suited to be unified fabrics because their fundamental architectures are not designed to support multiple traffic types. Additionally, InfiniBand was designed to enable distributed, clustered systems to be centrally managed and controlled for more efficient and simplified overall system management.

•	Highest interconnect efficiency. InfiniBand was developed to provide efficient scalability of multiple systems. InfiniBand provides communication processing functions in hardware, relieving the CPU of this task, and enables the full resource utilization of each node added to the cluster. In addition, InfiniBand incorporates Remote Direct Memory Access which is an optimized data transfer protocol that further enables the server processor to focus on application processing. This contributes to optimal application processing performance.

•	Reliable and stable connections. InfiniBand is the only industry standard high-performance interconnect solution which provides reliable end-to-end data connections. In addition, InfiniBand facilitates the deployment of virtualization solutions, which allow multiple applications to run on the same interconnect with dedicated application partitions. As a result, multiple applications run concurrently over stable connections, thereby minimizing down time.

•	Superior price/performance economics. In addition to providing superior performance and capabilities, standards-based InfiniBand solutions are generally available at a lower cost than other high-performance interconnects. By facilitating clustering and reducing complexity, InfiniBand offers further opportunity for cost reduction.

Our Solution

We provide comprehensive solutions based on InfiniBand, including HCA and switch ICs, adapter cards and software. InfiniBand enables us to provide products that we believe offer superior performance and meet the needs of the most demanding applications, while also offering significant improvements in total cost of ownership compared to alternative interconnect technologies. For example, our current InfiniBand HCAs provide bandwidth up to 20Gb/s and our switch ICs provide bandwidth up to 60Gb/s per interface, which is significantly higher than the 10Gb/s or less supported by competing technologies. As part of our comprehensive solution, we perform validation and interoperability testing from the physical interface to the applications software. Our expertise in performing validation and testing reduces time to market for our customers and improves the reliability of the fabric solution.

Data provided in the most recent list of the World’s Fastest Supercomputers published by TOP500.org in November 2006 illustrates the benefits of our solution. TOP500.org is an independent organization that was founded in 1993 to provide a reliable basis for reporting trends in high-performance computing by publishing a list of the most powerful computers twice a year. The number of listed InfiniBand-based supercomputers has grown from 30 as of November 2005 to 40 in June 2006, and most recently to 82 as of November 2006, which represents a 105% increase in six months and a 173% increase in one year. The November 2006 TOP500 list also illustrates that InfiniBand interconnects have continued to replace interconnects in supercomputers based on proprietary Myrinet, which had a 10% decline since the June 2006 list, and lower-performing Gigabit Ethernet, which had a 16% decline since the June 2006 list. We believe that the majority of these InfiniBand-based supercomputers incorporate our HCA products and that all of them use our switch silicon products. Additionally, we believe the current cluster implementations that incorporate both our HCA and switch silicon products in the November 2006 TOP500 list of the World’s Fastest Supercomputers compare favorably to clusters based on other high-performance interconnect technologies.

Specifically, clusters that incorporate our products compare as follows:

•	Performance. Performance of clusters is measured in GFLOPS, where one GFLOPS represents one billion mathematical calculations per second. Clusters that utilize our products average approximately 8,900 GFLOPS, while clusters based on Myrinet technology average 5,400 GFLOPS and clusters based on Gigabit Ethernet technology average 3,600 GFLOPS. According to the November 2006 TOP500 list of World’s Fastest Supercomputers, there were no clusters reported using 10 Gigabit Ethernet technology.

•	Efficiency. Efficiency is measured by the actual performance achieved divided by the theoretical maximum performance. Clusters that utilize our products average 69% efficiency, compared to 66% and 51% for clusters that utilize Myrinet and Gigabit Ethernet, respectively.

•	Scalability. Clusters that utilize our products average approximately 1,800 CPUs per cluster, compared to approximately 1,400 and 1,150 average CPUs per cluster for clusters that utilize Myrinet and Gigabit Ethernet, respectively. There is a strong dependency on the reliability and fault tolerance capabilities of a high performance interconnect when determining the scalability of a cluster.

In addition to supporting InfiniBand, our next generation adapter products also support the industry standard Ethernet interconnect specification at both 1Gb/s and 10Gb/s. These products extend certain InfiniBand advantages to Ethernet fabrics, such as reduced complexity and superior price/performance, by utilizing existing, field-proven InfiniBand software solutions. These software solutions include applications, operating systems, and virtualization and management packages used in EDC, HPC and embedded markets. Integrating InfiniBand and Ethernet in the same product provides our OEM customers and partners the ability to support both interconnect standards with a single development effort and provides end-users the flexibility to chose between fabrics or simultaneously connect to both depending on the environment and performance requirements.

We believe that InfiniBand solutions will continue to deliver superior price/performance when compared to any other high performance interconnect technology because of its base architecture, proven scalability, reliability and feature set. At the same time, as Ethernet is a widely deployed interconnect technology, we expect there will be an increasing number of high-performance deployments at 10Gb/s in enterprise data centers. The ability of our next generation adapter product to support high-performance connectivity to both InfiniBand and Ethernet allows us to provide products to an expanding number of high-performance applications and environments.

Our Strengths

We apply our strengths to enhance our position as a leading supplier of semiconductor-based, high-performance interconnect products. We consider our key strengths to include the following:

•	We have expertise in developing high-performance interconnect solutions. Mellanox was founded by a team with an extensive background in designing and marketing semiconductor solutions. Since our founding, we have been focused on high-performance interconnect and have successfully launched several generations of InfiniBand products. We believe we have developed strong competencies in integrating mixed-signal design, including industry-leading data transmission technology such as Serializer/Deserializer, or SerDes, and developing complex ICs. We have used these competencies along with our knowledge of InfiniBand to design our innovative, next generation, high-performance solutions that also support the Ethernet interconnect standard. We also consider our software development capability as a key strength, and we believe that our software allows us to offer complete solutions. We have developed a significant portfolio of intellectual property, or IP, and have 15 approved patents. We believe our experience, competencies and IP will enable us to remain a leading supplier of high-performance interconnect solutions.

•	We believe we are the leading merchant supplier of InfiniBand ICs with a multi-year competitive advantage. We have developed in-depth knowledge of the InfiniBand standard through active participation in its development. We were first to market with InfiniBand products in 2001 and InfiniBand products that support the standard PCI Express interface in 2004. We have sustained our leadership position through the introduction of several generations of products. Because of our market leadership, vendors have developed and continue to optimize their software products based on our semiconductor solutions. We believe that this places us in an advantageous position to benefit from continuing market adoption of InfiniBand interconnect products.

•	We have a comprehensive set of technical capabilities to deliver innovative and reliable products. In addition to designing our ICs, we design standard adapter card products and custom adapter card and switch products, providing us a deep understanding of the associated circuitry and component characteristics. We believe this knowledge enables us to develop solutions that are innovative and can be efficiently implemented in target applications. We have devoted significant resources to develop our in-house test development capabilities, which enables us to rapidly finalize our mass production test programs, thus reducing time to market. We have synchronized our test platform with our outsourced testing provider and are able to conduct quality control tests with minimal disruption. We believe that because our capabilities extend from product definition, through IC design, and ultimately management of our high-volume manufacturing partners, we have better control over our production cycle and are able to improve the quality, availability and reliability of our products.

•	We have extensive relationships with our key OEM customers and many end users. Since our inception we have worked closely with major OEMs, including leading server, storage, communications infrastructure equipment and embedded systems vendors, to develop products that accelerate market adoption of InfiniBand. During this process we have obtained valuable insight into the challenges and objectives of our customers, and gained visibility into their product development plans. We also have established end-user relationships with influential IT executives which allow us access to firsthand information about evolving EDC, HPC and embedded market trends. We believe that our OEM customer and end-user relationships allow us to stay at the forefront of developments and improve our ability to provide compelling solutions to address their needs.

Our Strategy

Our goal is to be the leading supplier of semiconductor-based, high-performance interconnect products for computing, storage and communications applications. To accomplish this goal, we intend to:

•	Continue to develop leading, high-performance interconnect products. We will continue to expand our technical expertise and customer relationships to develop leading interconnect products. We are focused on extending our leadership position in high-performance interconnect technology and pursuing a product development plan that addresses emerging customer and end-user demands and industry standards. In order to expand our market opportunity, we are adding products that are compatible with the Ethernet interconnect standard in addition to InfiniBand. These products will allow our customers to capture certain advantages of InfiniBand while providing connectivity to Ethernet-based infrastructure equipment.

•	Facilitate and increase the continued adoption of InfiniBand. We will facilitate and increase the continued adoption of InfiniBand in the high-performance interconnect marketplace by expanding our partnerships with key vendors that drive high-performance interconnect adoption, such as suppliers of processors, operating systems and other associated software. In conjunction with our OEM customers, we will continue to promote the benefits of InfiniBand directly to end users to increase demand for InfiniBand-based solutions.

•	Expand our presence with existing server OEM customers. We believe the leading server vendors are influential drivers of high-performance interconnect technologies to end users. We plan to continue working with and building our relationships with server OEMs to increase our presence in their current and future product platforms.

•	Broaden our customer base with storage, communications infrastructure and embedded systems OEMs. We believe there is a significant opportunity to expand our global customer base with storage, communications infrastructure and embedded systems OEMs. In storage solutions specifically, we believe our products are well suited to replace existing technologies such as Fibre Channel. We believe our products are the basis of superior interconnect fabrics for unifying disparate storage interconnects, including back-end, clustering and front-end connections, primarily due to its ability to be a unified fabric and superior price/performance economics.

•	Leverage our fabless business model to deliver strong financial performance. We intend to continue operating as a fabless semiconductor company and consider outsourced manufacturing of our ICs and adapter cards to be a key element of our strategy. Our fabless business model offers flexibility to meet market demand and allows us to focus on delivering innovative solutions to our customers. We plan to continue to leverage the flexibility and efficiency offered by our business model to deliver strong financial results.

Our Products

We provide complete solutions which are based on and meet the specifications of the InfiniBand standard, including HCA and switch ICs, adapter cards and software. Our next generation adapter IC and card products also support the Ethernet interconnect standard in addition to InfiniBand. Our available product families include:

•	InfiniHosttm InfiniBand HCA ICs and standard cards. We provide InfiniBand HCAs to server, storage, communications infrastructure and embedded systems OEMs as ICs or standard card form factors with PCI-X or PCI Express interfaces. HCAs are incorporated into OEM server and storage systems to provide InfiniBand connectivity. We are currently in production with our third generation of HCA products. Our HCAs interoperate with standard programming interfaces and are compatible with previous generations, providing broad industry support. We also support server operating systems including Linux, Windows, AIX, HPUX, OSX, Solaris and VxWorks.

•	InfiniScaletm InfiniBand switch ICs. Our InfiniBand switch ICs are used by server, storage, communications infrastructure and embedded systems OEMs to create switching equipment that are at the core of InfiniBand fabrics. To deploy an InfiniBand fabric, any number of server or storage systems that contain an HCA can be connected to an InfiniBand-based communications infrastructure system such as an InfiniBand switch. We are currently in production with our third generation of switch ICs.

The figure below illustrates the components of servers and storage equipment clustered with a high-performance interconnect and how our products are incorporated into the total solution.

Our products generally vary by the number and performance of InfiniBand ports supported. The tables below summarize the available HCA and switch ICs that Mellanox provides.

			Uni-directional InfiniBand
HCA ICs and Cards	Interface	# InfiniBand Ports	Bandwidth per Port	Total Bandwidth(3)

InfiniBridge(1)	PCI(2)	8	2.5Gb/s	40Gb/s
		2	10Gb/s	40Gb/s
InfiniHost	PCI-X(2)	2	10Gb/s	40Gb/s
InfiniHost III Lx	PCI Express	1	20Gb/s	40Gb/s
InfiniHost III Ex	PCI Express	2	20Gb/s	80Gb/s

		Uni-directional InfiniBand
Switch ICs	# InfiniBand Ports	Bandwidth per Port	Total Bandwidth(3)

InfiniBridge(1)	8	2.5Gb/s	40Gb/s
	2	10Gb/s	40Gb/s
InfiniScale	8	10Gb/s	160Gb/s

InfiniScale III	24	20Gb/s	960Gb/s
	8	60Gb/s	960Gb/s

(1)	InfiniBridgetm functions as both a HCA and switch and is our first generation device.

(2)	PCI and PCI-X are the predecessor interface standards to PCI Express.

(3)	Total bandwidth is the aggregate bandwidth of all input and output ports operating simultaneously.

We also offer custom products that incorporate our ICs to select server and storage OEMs that meet their special system requirements. Through these custom product engagements we gain insight into the OEMs’ technologies and product strategies.

We also provide our OEM customers software and tools that facilitate the use and management of our products. Developed in conjunction with the OFA, our Linux- and Windows-based software enables applications to utilize the features of the interconnect efficiently. We have expertise in optimizing the performance of software that spans the entire range of upper layer protocols down through the lower level drivers that interface to our products. We also provide basic software tools for managing, testing and verifying the operation of InfiniBand fabrics.

Technology

We have technological core competencies in the design of high-performance interconnect ICs that enable us to provide a high level of integration, efficiency, flexibility and performance for our adapter and switch ICs. Our products integrate multiple complex components onto a single IC, including high-performance mixed-signal design, specialized communication processing functions and advanced interfaces.

High-performance mixed-signal design

One of the key technology differentiators of our ICs is our mixed-signal SerDes technology. SerDes I/O directly drives the interconnect interface, which provides signaling and transmission of data over copper connects and cables, or fiber optic interfaces for longer distance connections. We are the only company that has shipped field-proven ICs that operate with a 5Gb/s SerDes over a ten meter InfiniBand copper cable (up to 60Gb/s connections with 12 SerDes working in parallel on our switch IC). Additionally, we are able to integrate several of these high-performance SerDes onto a single, low-power IC, enabling us to provide the highest bandwidth, merchant switch ICs based on an industry-standard specification. We are currently developing a 10Gb/s SerDes I/O that is intended for use in future generation InfiniBand and Ethernet devices. This SerDes capability will enable up to 120Gb/s bandwidth on InfiniBand devices.

Specialized communication processing and switching functions

We also specialize in high-performance, low-latency design architectures that incorporate significant memory and logic areas requiring proficient synthesis and verification. Our adapter ICs are specifically designed to perform communication processing, effectively offloading this very intensive task from server and storage processors in a cost-effective manner. Our switch ICs are specifically designed to switch cluster interconnect data transmissions from one port to another with high bandwidth and low latency, and we have developed a packet switching engine and non-blocking crossbar switch fabric to address this.

We have developed a custom embedded Reduced Instruction Set Computer, processor called InfiniRISCtm that specializes in offloading network processing from the host server or storage system and adds flexibility, product differentiation and customization. We integrate a different number of these processors in a device depending on the application and feature targets of the particular product. Integration of these processors also shortens development cycles as additional features can be added by providing new programming packages after the ICs are manufactured, and even after they are deployed in the field.

Advanced interfaces

In addition to InfiniBand interfaces (and Ethernet interfaces in our next generation adapter products), we also provide other industry-standard, high-performance advanced interfaces such as PCI Express which also utilize our mixed-signal SerDes I/O technology. PCI Express is a high-speed chip-to-chip interface which provides a high-performance interface between the adapter and processor in server and storage systems. PCI Express and our high-performance interconnect interfaces are complementary technologies that facilitate optimal bandwidth for data transmissions along the entire connection starting from a processor of one system in the cluster to another processor in a different system. We were among the first to market with an IC solution that integrates the PCI Express interface in 2004, and we believe this demonstrates an example of the technical proficiency of our development team.

Not only has PCI Express increased the performance of our products, but it has lowered cost, reduced power consumption, minimized board area requirements and increased the overall reliability of card and system products using our adapter ICs by enabling a technology we call MemFree. Typically, memory is designed onto high-performance adapter cards in addition to the controller in order to store fabric connection information that is required for cluster data transmission. With the introduction of the high bandwidth PCI Express interface, the server’s or storage system’s main memory can be used for this purpose instead, and we have designed MemFree adapter card solutions that are completely free of additional memory components. We believe that we are the only company that provides high-performance interconnect products with MemFree or equivalent technology.

The below diagrams depict our adapter and switch IC architecture.

Customers

EDC, HPC and embedded end-user markets for systems utilizing our products are mainly served by leading server, storage and communications infrastructure OEMs. In addition, our customer base includes leading embedded systems OEMs that integrate computing, storage and communication functions that use high-performance interconnect solutions contained in a chassis which has been optimized for a particular environment.

Representative OEM customers in these areas include:

Communications
Server	Storage	Infrastructure Equipment	Embedded Systems

Dell	Isilon Systems	Cisco Systems	GE Fanuc
Hewlett-Packard	LSI Logic	SilverStorm Technologies	Mercury Computer Systems
IBM	Network Appliance	Voltaire	SeaChange International
Sun Microsystems

We sold products to more than 100 customers worldwide in the year ended December 31, 2005, many of whom are at the evaluation stage of their product development. We currently anticipate that several of these evaluations will result in increased orders for our products as they move into the production stage.

For the year ended December 31, 2005, Cisco Systems (including its acquisition of Topspin Communications) accounted for approximately 44%, Voltaire accounted for approximately 12% and SilverStorm Technologies, which was recently acquired by QLogic Corporation, accounted for approximately 9% and Network Appliance accounted for approximately 7% of our net revenues. In the nine months ended September 30, 2006, Voltaire accounted for approximately 16%, Cisco accounted for approximately 15%, SilverStorm Technologies accounted for approximately 11% and Hewlett-Packard accounted for approximately 10% of our net revenues.

Sales and Marketing

We sell our products worldwide through multiple channels, including our direct sales force and our network of domestic and international sales representatives. We have strategically located our direct sales personnel in the United States, Europe, China and Taiwan. Our sales directors focus their efforts on leading OEMs and target key decision makers. We are also in frequent communication with our customers’ and partners’ sales organizations to jointly promote our products and partner solutions into end-user markets. We have dedicated specific resources to promote the benefits of our products to end users, which we believe creates additional demand for our customers’ products that incorporate our products.

Our sales support organization is responsible for supporting our sales channels and managing the logistics from order entry to delivery of products to our customers. In addition, our sales support organization is responsible for customer and revenue forecasts, customer agreements and program management for our large, multi-national customers. Customers within the United States are supported by our sales staff in California and customers outside of the United States are supported by our sales staff in Israel.

To accelerate design and qualification of our products into our OEM customers’ systems, and ultimately the deployment of our technology by our customers to end users, we have a field applications engineering, or FAE, team and an internal support engineering team that provide direct technical support. In certain situations, our OEM customers will also utilize our expertise to support their end-user customers jointly. Our technical support personnel have expertise in hardware and software, and have access to our development team to ensure proper service and support for our OEM customers. Our FAE team provides OEM customers with design and review capabilities of their systems in addition to technical training on the technology we have implemented in our products.

Our marketing team is responsible for product strategy and management, future product plans and positioning, pricing, product introductions and transitions, competitive analysis, marketing communications and raising the overall visibility of our company. The marketing team works closely with both the sales and research and development organizations to properly align development programs and product launches with market demands.

Our marketing team leads our efforts to promote InfiniBand technology and our products to the entire industry by:

•	assuming leadership roles within IBTA, OFA and other industry trade organizations;

•	participating in trade shows, press and analyst briefings, conference presentations and seminars for end-user education; and

•	building and maintaining active partnerships with industry leaders whose products are important in driving InfiniBand adoption, including vendors of processors, operating systems and software applications.

Research and Development

Our research and development team is composed of experienced semiconductor designers, software developers and system designers. Our semiconductor design team has extensive experience in all phases of complex, high-volume design, including product definition and architecture specification, hardware code development and mixed-signal design and verification. Our software team has extensive experience in development, verification, interoperability testing and performance optimization of software for use in computing and storage applications. Their efforts are focused on standard, open-source software stacks, drivers, management software and tools that work together with our IC and card products. Our systems design team has extensive experience is all phases of high-volume adapter card and custom switch designs including product definition and architectural specification, product design and design verification.

We design our products with careful attention to quality, reliability, cost and performance requirements. We utilize a methodology called Customer Owned Tooling, or COT, where we control and manage a significant portion of timing and layout design and verification in-house, before sending the semiconductor design to our third-party manufacturer. Although COT requires a significant up-front investment in tools and personnel, it provides us with greater control over the quality and reliability of our IC products as opposed to relying on third-party verification services.

We choose first tier technology vendors for our state-of-the-art design tools and continue to maintain long-term relationships with our vendors to ensure timely support and updates. We also select a mainstream silicon manufacturing process only after it has proven its production worthiness for at least one year. We verify that actual silicon characterization and performance measurements strongly correlate to models that were used to simulate the device while in design, and that our products meet frequency, power and thermal targets with good margins. Furthermore, we insert Design-for-Test circuitry into our IC products which increases product quality, provides expanded debugging capabilities and ultimately enhances system-level testing and characterization capabilities once the device is integrated into our customers’ products. In addition, we use an internally developed tool that examines IC designs before sending them for manufacturing that is proven to increase the yield (and consequently reduce device cost) by increasing the performance margin on critical design areas.

Frequent interaction between our silicon, software and systems design teams gives us a comprehensive view of the requirements necessary to deliver quality, high-performance products to our OEM customers. For the years ended December 31, 2004 and 2005, our research and development expenses were approximately $12.9 million and $13.1 million, respectively. For the nine months ended September 30, 2006, our research and development expenses were approximately $11.1 million.

Manufacturing

We depend on third-party vendors to manufacture, package and production test our products as we do not own or operate a semiconductor fabrication, packaging or production testing facility. By outsourcing manufacturing, we are able to avoid the high cost associated with owning and operating our own facilities. This allows us to focus our efforts on the design and marketing of our products.

Manufacturing and Testing.  We use Taiwan Semiconductor Manufacturing Company, or TSMC, to manufacture and Advanced Semiconductor Engineering, or ASE, to assemble, package and production test our IC products. We use Flextronics to manufacture our standard adapter card products and custom adapter cards and switch systems. We maintain close relationships with our suppliers, which improves the efficiency of our supply chain. We focus on mainstream processes, materials, packaging and testing platforms, and have a continuous technology assessment program in place to choose the appropriate technologies to use for future products. We provide all of our suppliers a 12-month rolling forecast, and receive their confirmation that they are able to accommodate our needs on a monthly basis. We have access to on-line production reports that provide up-to-date status information of our products as they flow through the manufacturing process. On a quarterly basis, we review lead-time, yield enhancements and pricing with all of our suppliers to obtain the optimal cost for our products.

Quality Assurance.  We maintain an ongoing review of product manufacturing and testing processes. Our IC products are subjected to extensive testing to assess whether their performance exceeds the design specifications. We own an in-house Teradyne Tiger IC tester which provides us with immediate test data and generation of characterization reports that we make available to our customers. Our adapter cards and custom switch system products are subject to similar levels of testing and characterization, and are additionally tested for regulatory agency certifications such as Safety and EMC (radiation test) which are made available to our customers. We only use components on these products that are qualified to be on our approved vendor list.

Requirements Associated with OCS.  Israeli law requires that we manufacture our products developed with government grants in Israel unless we otherwise obtain approval from the Office of the Chief Scientist of Israel’s Ministry of Industry Trade and Labor, or the OCS. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the OCS, ranging from 120% to 300% of the amount of funds granted. The specific increase would depend on the extent of the manufacturing to be conducted outside of Israel. The restriction on manufacturing outside of Israel does not apply to the extent that we disclosed our plans to manufacture outside of Israel when we filed the application for funding (and provided the application was approved based on the information disclosed in the application). We have indicated our intent to manufacture outside of Israel on some of our grant applications, and the OCS has approved the manufacture of our IC products outside of Israel, subject to our undertaking to pay the OCS royalties from the sales of these products up to 120% of the amount of OCS funds granted. The manufacturing of our IC products outside of Israel, including those products manufactured by TSMC and ASE, is in compliance with the terms of our grant applications and applicable provisions of Israeli law. Under applicable Israeli law, Israeli government consent is required to transfer to Israeli third parties technologies developed under projects funded by the government. Under a recent amendment to the relevant legislation, transfer of OCS-funded technologies outside of Israel is permitted with the approval of the OCS and in accordance with the restrictions and payment obligations set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of IP rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies.

Employees

As of September 30, 2006, we had 148 full-time employees and 23 part time employees located in the United States and Israel, including 94 in research and development, 25 in sales and marketing, 15 in general and administrative, 6 in operations and 8 in other administrative functions. Of our 148 full-time employees, 119 are located in Israel.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. Further, in addition to salary and other benefits, certain of our sales personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement, death or termination without cause (as defined in the Israel Severance Pay Law) of an employee. To satisfy this requirement, we make contributions on behalf of most of our employees to a fund known as Managers’ Insurance. This fund provides a combination of pension plan, insurance and severance pay benefits to the employee, giving the employee or his or her estate payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. Each full-time employee is entitled to participate in the plan, and each employee who participates contributes an amount equal to 5% of his or her salary to the pension plan and we contribute between 13.33% and 15.83% of his or her salary (consisting of 5% to the pension plan, 8.33% for severance payments and up to 2.5% for insurance).

Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Intellectual Property

One of the key values and drivers for future growth of our high-performance interconnect IC products is the IP we develop and use to improve them. We believe that the main value proposition of our high-performance interconnect products and success of our future growth will depend on our ability to protect our IP. We rely on a combination of patent, copyright, trademark, mask work, trade secret and other IP laws, both in the United States and internationally, as well as confidentiality, non-disclosure and inventions assignment agreements with our employees, customers, partners, suppliers and consultants to protect and otherwise seek to control access to, and distribution of, our proprietary information and processes. In addition, we have developed technical knowledge, which, although not patented, we consider to be significant in enabling us to compete. The proprietary nature of such knowledge, however, may be difficult to protect and we may be exposed to competitors who independently develop the same or similar technology or gain access to our knowledge.

The semiconductor industry is characterized by frequent claims of infringement and litigation regarding patent and other IP rights. We, like other companies in the semiconductor industry, believe it is important to aggressively protect and pursue our IP rights. Accordingly, to protect our rights, we may file suit against parties whom we believe are infringing or misappropriating our IP rights. These measures may not be adequate to protect our technology from third party infringement or misappropriation, and may be costly and may divert management’s attention away from day-to-day operations. We may not prevail in these lawsuits. If any party infringes or misappropriates our IP rights, this infringement or misappropriation could materially adversely affect our business and competitive position.

As of September 30, 2006, we had 10 issued patents and 27 patent applications pending in the U.S., 5 issued patents in Taiwan and 6 applications pending in Israel, each of which covers aspects of the technology in our products. The term of any issued patent in the United States is 20 years from its filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. Furthermore, we cannot assure you that any patents will be issued to us as a result of our patent applications.

In addition to our own IP, we also rely on third-party technologies for the development of our interconnect IC products. Pursuant to a license agreement dated September 10, 2001, Vitesse Semiconductor Corporation, or Vitesse, a provider of high-speed physical layer semiconductor products for the communications market, has granted us a non-exclusive, worldwide, perpetual right and license to use and incorporate into our Infiniband products Vitesse’s 2.5Gb/s SerDes macro cell implemented in TSMC’s 0.18 micron Complementary Metal-Oxide Semiconductor, or CMOS, processes. We have agreed only to use Vitesse’s technology licensed under the agreement for integrated SerDes applications. In exchange for this license, we have agreed to pay a royalty to Vitesse based on the total number of devices sold by us that use Vitesse’s technology.

Pursuant to a separate license agreement dated December 16, 2002, Vitesse has also granted us a non-exclusive, worldwide, perpetual right and license to use and incorporate into our Infiniband products Vitesse’s 3.1Gb/s SerDes macro cell implemented in TSMC’s 0.13 micron CMOS processes. In exchange for this license, we have agreed to make interim payments to Vitesse based on the total number of devices sold by us that use Vitesse’s technology, subject to certain caps and limitations. We have guaranteed a $2 million payment pursuant to this agreement, $1.3 million of which remains to be paid as of September 30, 2006. We are obligated to pay this remaining amount on or before January 31, 2007.

We have registered “Mellanox,” “InfiniBridge,” “InfiniHost,” “InfiniPCI,” “InfiniRISC” and “InfiniScale” as trademarks in the United States. We have a trademark application pending to register “ConnectX.”

Competition

The markets in which we compete are highly competitive and are characterized by rapid technological change, evolving industry standards and new demands on features and performance of interconnect solutions. We compete primarily on the basis of:

•	price/performance;

•	time to market;

•	features and capabilities;

•	wide availability of complementary software solutions;

•	reliability;

•	power consumption;

•	customer support; and

•	product roadmap.

We believe that we compete favorably with respect to each of these criteria. Many of our current and potential competitors, however, have longer operating histories, significantly greater resources, greater economies of scale, stronger name recognition and a larger base of customers than we do. This may allow them to respond more quickly than we are able to respond to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. They may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, marketing and sales of their products than we can. Furthermore, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

We compete with other providers of semiconductor-based high performance interconnect products based on InfiniBand, Ethernet, Fibre Channel and proprietary technologies. With respect to InfiniBand products, we compete with QLogic Corporation. In EDCs, products based on the InfiniBand standard primarily compete with two different industry-standard interconnect technologies, namely Ethernet and Fibre Channel. For Ethernet technology, the leading IC vendors include Marvell Technology Group and Broadcom Corporation. The leading IC vendors that provide Ethernet and Fibre Channel products to the market include Emulex Corporation and QLogic Corporation. In HPC, products based on the InfiniBand standard primarily compete with the industry-standard interconnect technologies used in EDC mentioned above, in addition to proprietary technologies including Myrinet, where ICs are developed only by Myricom. In embedded markets, we typically compete with interconnect technologies that are developed in-house by system OEM vendors and created for specific applications.

Facilities

We currently lease office space in Yokneam and Tel Aviv, Israel and in Santa Clara, California pursuant to leases that expire on December 31, 2011, December 31, 2008 and March 31, 2009, respectively. We believe that our space is adequate for our current needs and that suitable additional or substitute space will be available on acceptable terms to accommodate our foreseeable needs.

Legal Proceedings

From time to time, we may be involved in litigation relations to claims arising out of our operations. We are not currently involved in any material legal proceedings.

MANAGEMENT

The following table provides information regarding our executive officers, significant employees and directors as of September 30, 2006:

Name	Age	Position(s)

Eyal Waldman	46	Chief Executive Officer, President, Chairman of the Board and Director
Roni Ashuri	46	Vice President of Engineering
Shai Cohen	43	Vice President of Operations and Engineering
Michael Gray	50	Chief Financial Officer
Michael Kagan	49	Vice President of Architecture
Thad Omura	32	Vice President of Product Marketing
David Sheffler	51	Vice President of Worldwide Sales
Rob S. Chandra(1)	40	Director
Irwin Federman(1)(2)	71	Director
Amal M. Johnson(2)	53	Director
S. Atiq Raza	57	Director
C. Thomas Weatherford(2)	60	Director

(1)	Member of the compensation committee

(2)	Member of the audit committee

Executive Officers and Significant Employees

Eyal Waldman is a co-founder of Mellanox, and has served as our chief executive officer, president and chairman of our board of directors since March 1999. From March 1993 to February 1999, Mr. Waldman served as vice president of engineering and was a cofounder of Galileo Technology Ltd., or Galileo, a semiconductor company, which was acquired by Marvell Technology Group Ltd. in January 2001. From August 1989 to March 1993, Mr. Waldman held a number of design and architecture related positions at Intel Corporation, a semiconductor chip maker. Mr. Waldman holds a Bachelor of Science in Electrical Engineering and a Master of Science in Electrical Engineering from the Technion — Israel Institute of Technology. Mr. Waldman is located in Israel.

Roni Ashuri is a co-founder of Mellanox and has served as our vice president of engineering since June 1999. From March 1998 to May 1999, Mr. Ashuri served as product line director of system controllers at Galileo. From May 1987 to February 1998, Mr. Ashuri worked at Intel Corporation, where he was a senior staff member in the Pentium processors department and a cache controller group staff member. Mr. Ashuri holds a Bachelor of Science in Electrical Engineering from the Technion — Israel Institute of Technology. Mr. Ashuri is located in Israel.

Shai Cohen is a co-founder of Mellanox and has served as our vice president of operations and engineering since June 1999. From September 1989 to May 1999, Mr. Cohen worked at Intel Corporation, where he was a senior staff member in the Pentium processors department and a circuit design manager at the cache controllers group. Mr. Cohen holds a Bachelor of Science in Electrical Engineering from the Technion — Israel Institute of Technology. Mr. Cohen is located in Israel.

Michael Gray has served as our chief financial officer since December 2004. Prior to joining Mellanox, from March 1995 until July 2004, Mr. Gray served in various capacities at SanDisk Corporation, a data storage company, including director of finance from March 1995 to July 1999, vice president of finance from August 1999 to February 2002 and as senior vice president of finance and administration and chief finance officer from March 2002 to July 2004. From July 1990 to February 1995, Mr. Gray served as controller of Consilium, Inc., a systems software development company which was acquired by Applied Materials, Inc. in December 1998. From October 1981 to June 1990, Mr. Gray served in various capacities at ASK Computer Systems, Inc., an enterprise resource planning solutions provider, including as treasury manager. Mr. Gray holds a Bachelor of Science in Finance from the

University of Illinois and a Master of Business Administration from Santa Clara University, and is an alumnus of the Stanford/AEA Executive Institute Program. Mr. Gray is located in the United States.

Michael Kagan is a co-founder of Mellanox and has served as our vice president of architecture since May 1999. From August 1983 to April 1999, Mr. Kagan held a number of architecture and design positions at Intel Corporation. While at Intel Corporation, between March 1993 and June 1996, Mr. Kagan managed Pentium MMX design, and between July 1996 to April 1999, he managed the architecture team of the Basic PC product group. Mr. Kagan holds a Bachelor of Science in Electrical Engineering from the Technion — Israel Institute of Technology. Mr. Kagan is located in Israel.

Thad Omura has served as our vice president of product marketing since October 2005, and served as director of product marketing from May 2004 to October 2005. Prior to joining Mellanox, from January 2003 to April 2004, Mr. Omura served as a market development manager in the semiconductor product sector (now Freescale Semiconductor, Inc.) of Motorola, Inc., a communications company. From August 1996 to December 2002, Mr. Omura held a number of marketing, field applications and sales positions at Galileo and Marvell Technology Group Ltd. following its acquisition of Galileo in January 2001. Mr. Omura holds a Bachelor of Science in Electrical Engineering/Computer Science from the University of California at Berkeley. Mr. Omura is located in the United States.

David Sheffler has served as our vice president of worldwide sales since 1999. From August 1991 until January 2000, Mr. Sheffler held various sales positions at NexGen, Inc., or NexGen, a fabless semiconductor company, and at Advanced Micro Devices, Inc., or AMD, an integrated circuit manufacturer, following its acquisition of NexGen in January 1996. During that time Mr. Sheffler served as vice president of sales and marketing for the Americas (AMD), vice president of channel sales and field marketing, director of channel marketing (AMD), vice president of worldwide sales (NexGen) and director of sales (NexGen). From 1990 to 1991, Mr. Sheffler served as division manager at Dell Inc., a computer company, and held a number of sales and management positions at Motorola, Inc. Mr. Sheffler holds a Bachelor of Arts in Business Education from the University of Northern Colorado. Mr. Sheffler is located in the United States.

Board of Directors

Rob S. Chandra has been a member of our board of directors since November 2001. Mr. Chandra is a general partner of Bessemer Venture Partners, or Bessemer, a venture capital firm, which he joined in September 2000. Mr. Chandra serves on the boards of several privately held companies. Prior to joining Bessemer, Mr. Chandra was a general partner with Commonwealth Capital Ventures, a venture capital firm, from January 1996 to September 2000. From September 1993 to December 1995, Mr. Chandra was an engagement manager with McKinsey & Company, a management consulting firm. Previously, from September 1988 to September 1993, Mr. Chandra was a consultant at Accenture, a management consulting and technology services company. Mr. Chandra holds a Bachelor of Arts from the University of California at Berkeley and a Master of Business Administration from Harvard Business School. Mr. Chandra is located in the United States.

Irwin Federman has served as a member of our board of directors since June 1999. Mr. Federman has been a general partner of U.S. Venture Partners, a venture capital firm, since April 1990. From 1988 to 1990, he was a managing director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. From 1978 to 1987, Mr. Federman was president and chief executive officer of Monolithic Memories, Inc., a semiconductor company which was acquired by AMD in 1987. Mr. Federman serves on the boards of directors of SanDisk Corporation, a data storage company, Check Point Software Technologies, Ltd., an Internet security software company, and a number of private companies. Mr. Federman was two-term chairman of the Semiconductor Industry Association, has served on the board of directors of the National Venture Capital Association and served two terms on the Dean’s Advisory Board of Santa Clara University. Mr. Federman holds a Bachelor of Science in Economics from Brooklyn College. Mr. Federman is located in the United States.

Amal M. Johnson has served as a member of our board since October 2006. Ms. Johnson is currently the chief executive officer of MarketTools, Inc., a market research company, which she joined in March 2005. Prior to joining MarketTools, Inc., Ms. Johnson was a venture partner of ComVentures, L.P. from April 2004 to March 2005, and Lightspeed Venture Partners, focusing on enterprise software and infrastructure, from March 1999 to March 2004.

Previously, Ms. Johnson was president of Baan Supply Chain Solutions from January 1998 to December 1998, an enterprise resource planning, or ERP, software company, president of Baan Affiliates, an ERP software company, from January 1997 to December 1997, and president of Baan Americas, an ERP software company, from October 1994 to December 1996. Prior to that, Ms. Johnson served as president of ASK Manufacturing Systems, a material requirements planning software company, from August 1993 to July 1994 and held executive positions at IBM from 1977 to June 1993. Ms. Johnson also serves on the board of directors of Opsource, Inc. and MarketTools, Inc. Ms. Johnson is located in the United States.

S. Atiq Raza has served on our board of directors from March 2000 to March 2003 and from December 2004 to present. Mr. Raza is the chairman and chief executive officer of Raza Microelectronics, Inc., a semiconductor company, which he founded in June 2002. Mr. Raza was the president and chief operating officer of AMD from 1996 to 1999, and a member of the board of directors of AMD from 1996 to 1999. Mr. Raza joined AMD following its acquisition of NexGen in January 1996. At NexGen, Mr. Raza served as chairman and chief executive officer from 1988 to 1996. Before joining NexGen, Mr. Raza held various engineering and management positions within VLSI Technology, Inc., a semiconductor company, including vice president of technology centers. Mr. Raza also serves on the boards of directors of several private companies. Mr. Raza holds a Bachelor’s degree from the University of London and a Master’s degree from Stanford University. Mr. Raza is located in the United States.

C. Thomas Weatherford has been a member of our board of directors since November 2005. Mr. Weatherford was appointed with a view toward serving as an outside director in accordance with the Companies Law. From August 1997 until his retirement in December 2002, Mr. Weatherford served as executive vice president and chief financial officer of Business Objects, a provider of business intelligence software. Mr. Weatherford also serves on the boards of directors of Synplicity, Inc., a provider of software for the design and verification of semiconductors, Advanced Analogic Technologies, Inc., a maker of analog and power semiconductors, SMART Modular Technologies, Inc., a manufacturer of memory products, Saba Software, Inc., a software and services provider, Tesco Corporation, a global provider of technology-based solutions to the upstream energy industry, and several privately held companies. Mr. Weatherford holds a Bachelor of Business Administration from the University of Houston. Mr. Weatherford is located in the United States.

Board Composition

Our directors are elected annually to serve until the next annual meeting of shareholders, until their successors are duly elected and qualified or until the earlier of their death, resignation, disqualification or removal.

Under Israeli law, the chief executive officer of a public company cannot serve as the chairman of the board of the company unless approved by the holders of a majority of the shares of the company, including the affirmative vote of at least two-thirds of the shares held by persons who are not controlling shareholders of the company. With respect to the initial public offering of a company, the chief executive officer may serve as the chairman of the board for an interim period, not to exceed 90 days, until such shareholder approval is received. We intend to hold a meeting of our shareholders within 90 days of the completion of this offering in order to seek approval for Eyal Waldman, our chief executive officer, to continue to serve as the chairman of our board of directors.

Outside Directors

Qualifications of Outside Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel with shares listed on an exchange, including The Nasdaq Global Market, must appoint at least two outside directors. Our directors, Amal Johnson and           qualify as outside directors under the Companies Law. The appointment of our outside directors must be confirmed by a general meeting of our shareholders no later than three months following the completion of this offering. The Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

“Office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed under “— Executive Officers and Significant Employees” and “— Board of Directors” is an office holder.

No person can serve as an outside director if his or her position or other business interests create, or may create, a conflict of interest with his or her responsibilities as an outside director or may otherwise interfere with his or her ability to serve as an outside director. If all members of the board of directors are of the same gender at the time the outside directors are appointed by a general meeting of our shareholders no later than three months from the date of the closing of this offering, then at least one of the outside directors must be of the other gender. We will be required to comply with the gender requirement.

Our outside directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. In addition, our board of directors is required to determine how many of our directors should be required to have financial and accounting expertise. In determining such number the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

Our board of directors has determined that Amal Johnson has the requisite financial and accounting expertise and that our other outside director possesses the requisite professional qualifications.

Until the lapse of two years from termination of office, we may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting are voted in favor of the election of the outside director (disregarding abstentions); or

•	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years, and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. An outside director may be removed only by the same percentage of shareholders as is required for his or her election, or by a court, and then only if he or she ceases to meet the statutory requirements for his or her appointment or if he or she violates the duty of loyalty to the company. If an outside directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.

Each committee of our board of directors that has the right to exercise powers delegated by the board is required to include at least one outside director and our audit committee is required to include all of the outside directors. Our outside directors are entitled to compensation as provided in regulations adopted under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

Board Committees

As of the closing of this offering, our board of directors will have the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our board of directors must appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the chairman of our board of directors, our general manager, our chief executive officer, any controlling shareholder, any relative of the foregoing persons and any director employed by the company or who provides services to the company on a regular basis.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, our audit committee evaluates the independent auditors’ qualifications, independence and performance, determines the engagement of the independent auditors, reviews and approves the scope of the annual audit and the audit fee, discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, approves the retention of the independent auditors to perform any proposed permissible non-audit services, monitors the rotation of partners of the independent auditors on the Mellanox engagement team as required by law, reviews our critical accounting policies and estimates, oversees our internal audit function, reviews, approves and monitors our code of ethics and “whistleblower” procedures for the treatment of reports by employees of concerns regarding questionable accounting or auditing matters and annually reviews the audit committee charter and the committee’s performance.

Our audit committee must approve specified actions and transactions with office holders and controlling shareholders. A “controlling shareholder” is a shareholder who has the power to direct the company’s operations, other than by virtue of being a director or other office holder of the company, and includes a shareholder who holds 50% or more of our voting rights or, if we have no shareholder that owns more than 50% of the voting rights, then a “controlling shareholder” also includes any shareholder who holds 25% or more of the voting rights. Our audit committee may not approve any action or a transaction with a controlling shareholder or with an office holder unless, at the time of approval, our two outside directors are serving as members of the audit committee and at least one of them is present at the meeting at which the approval is granted.

Additionally, under the Companies Law, the role of our audit committee is to identify any irregularities in the business management of the company in consultation with our internal auditor and independent accountants and to suggest an appropriate course of action. The audit committee charter allows the committee to rely on interviews and consultations with our management, our internal auditor and our independent public accountant, and does not obligate the committee to conduct any independent investigation or verification.

The current members of our audit committee are C. Thomas Weatherford, Amal Johnson and Irwin Federman. Mr. Weatherford serves as the audit committee’s chairperson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The Nasdaq Stock Market. Our board has determined that Mr. Weatherford is an audit committee financial expert as defined by the SEC rules and has the accounting and financial expertise to qualify as a “financial expert” as defined by the Companies Law, and has the requisite financial sophistication as defined by The Nasdaq Stock Market rules and regulations. Our board has also determined that each of the members of our audit committee is independent within the meaning of the independent director standards of The Nasdaq Stock Market and the SEC. Upon completion of this offering,          will be appointed as a member of the audit committee.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews corporate goals and objectives set by our board relevant to compensation of the chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also manages the issuance of share options and other awards under our share option plans. The compensation committee will review and evaluate, at least annually, the goals and objectives of our incentive compensation plans and monitors the results against the approved goals and objectives. The current members of our compensation committee are Rob Chandra and Irwin Federman.           serves as the compensation committee’s chairperson. All members of our compensation committee are independent under the applicable rules and regulations of the SEC, The Nasdaq Stock Market and the U.S. Internal Revenue Service.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the composition and organization of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning governance matters. The members of our nominating and corporate governance committee are C. Thomas Weatherford and Amal Johnson.           serves as the nominating and corporate governance committee’s chairperson. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable rules and regulations of the SEC and The Nasdaq Stock Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves, or in the prior three years has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Internal Auditor

Our board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor under the Companies Law is to examine whether a company’s actions comply with applicable law and orderly business procedure. Our internal auditor may be one of our employees, but cannot be an interested party, office holder, affiliate or a relative of an interested party or an office holder, and cannot be our independent accountant or its representative. The Companies Law defines an “interested party” as the holder of 5% or more of a company’s shares, any person or entity who has the right to designate one or more of a company’s directors, the chief executive officer or any person who serves as a director or chief executive officer. We intend to appoint an internal auditor following the closing of this offering.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires our office holders to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances, including a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires our office holders to, among other things:

•	refrain from any conflict of interest between the performance of his or her duties to us and his or her personal affairs;

•	refrain from any activity that is competitive with us;

•	refrain from exploiting any of our business opportunities to receive a personal gain for himself or herself or others; and

•	disclose to us any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her relating to any of our existing or proposed transactions, and in any event not later than the first meeting of our board of directors at which any such transaction is considered. If the transaction is an “extraordinary transaction,” the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under Israeli law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on our profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between us and an office holder, or a third party with which an office holder has a personal interest, provided that (i) the office holder acted in good faith and the transaction is not adverse to the company’s interest, and (ii) the office holder disclosed to the company, a reasonable time prior to the time of approval of the transaction, his or her personal interest in the transaction. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors or members of the audit committee have a personal interest in the matter, the matter will also require approval of the company’s shareholders.

All arrangements to compensate and agreements to indemnify or insure office holders who are not directors require approval by the board of directors. In general, arrangements regarding the compensation, indemnification and insurance of directors require approval of the audit committee, the board of directors and the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. An extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares held by shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting must be voted in favor of approving the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1% of the voting rights in the company.

The approval of the board of directors and shareholders is required for a private issuance of securities (or a series of related private issuances during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that:

•	(i) represents at least 20% of a company’s voting power prior to the issuance of such securities, (ii) is issued other than in consideration of cash or securities listed on a recognized stock exchange, or other than for fair market value, and (iii) results in a person becoming the holder of 5% or more of the company’s securities, or in the increase in the shareholdings of a person who previously held 5% or more of the company’s securities; or

•	results in a person becoming a controlling shareholder of the company.

Director Compensation

We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings. Non-employee directors are currently eligible to receive share options under our 1999 United States Equity Incentive Plan and our 2003 Israeli Share Option Plan. Mr. Weatherford currently is paid $20,000 per year for service on our board of directors and an additional $5,000 per year for service as chairperson of the audit committee. In addition, in November 2005, Mr. Weatherford received an option pursuant to our 1999 United States Equity Incentive Plan to purchase 100,000 ordinary shares at an exercise price of $3.15 per share. This option grant vests in equal monthly installments over four years, provided that the option grant will fully vest and become immediately exercisable upon a change in control of our company.

In October 2006, our board of directors adopted a compensation program for non-employee directors, to be effective immediately prior to the effective date of this offering, subject to approval by our shareholders. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$20,000 per year for service as a board member;

•	$22,000 per year for service as chairperson of the audit committee and $5,000 per year each for service as chairperson of the compensation and of the nominating and governance committees;

•	$5,000 per year for service as a member of the audit committee and $2,500 per year each for service as a member of the compensation and of the nominating and governance committees; and

•	$750 for each board or committee meeting attended in person ($500 for meetings attended by video or telephone conference).

In addition, each of our non-employee directors will receive initial and annual, automatic, non-discretionary grants pursuant to our Non-Employer Director Option Grant Policy, which was established under our 2006 Global Share Incentive Plan, which is described below under the heading “Employee Benefit Plans,” of nonqualified share options, in the case of non-employee directors who are U.S. tax payers, and options that qualify in accordance with Section 102 of the Israeli Tax Ordinance, 1961, in the case of non-employee directors who are Israeli tax payers. Each new non-employee director will receive an option to purchase 100,000 ordinary shares as of the date he or she first becomes a non-employee director. On the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase 20,000 ordinary shares, commencing with our 2007 annual meeting of shareholders. These option grants vest in equal monthly installments over three years.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of ten years measured from the grant date, subject to earlier termination in the event of the optionee’s cessation of board service.

Under our Non-Employee Director Option Grant Policy, our directors will have a three-month period following cessation of board service in which to exercise any outstanding vested options, except in the case of a director’s death or disability, in which case the options will be exercisable by the director or his or her estate or beneficiary for a 12-month period following the cessation of board services. Options granted to our non-employee directors pursuant to our Non-Employee Director Option Grant Policy will fully vest and become immediately exercisable upon a change in control of our company.

The compensation of our outside directors is subject to restrictions imposed by Israeli law, and cannot be greater than the average compensation paid to all other non-executive directors nor less than the lowest compensation paid to any other non-executive director.

Executive Compensation

The following table presents compensation information during the year ended December 31, 2005 paid to or accrued for our chief executive officer and each of our four other most highly compensated executive officers who were serving as executive officers as of December 31, 2005, who we refer to as our named executive officers. The compensation includes long-term awards granted in 2005. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus for the executive officer in 2005.

Summary Compensation Table

			Long-term
			compensation
			Shares
	Annual compensation		underlying	All other
Name and position(s)	Salary	Bonus	options	compensation

Eyal Waldman	$236,000	$0	—	$17,742	(1)
President and Chief Executive Officer
Shai Cohen	128,076	4,364	—	18,882	(2)
Vice President, Operations
Michael Gray	205,000	6,730	17,500	21,002	(1)
Chief Financial Officer
Thad Omura	182,000	5,768	240,000	22,048	(1)
Vice President, Product Marketing
David Sheffler	207,000	6,730	20,000	25,211	(1)
Vice President, Worldwide Sales

(1)	Includes employer contributions to the employee’s health and dental insurance and payments for the employee’s life insurance.

(2)	Includes employer contributions to the employee’s Managers’ Insurance (pension and severance fund components) in the amount of $ in addition to payments for the employee’s education fund and disability component of the employee’s Managers’ Insurance.

Option Grants in 2005

The following table sets forth information regarding options granted to each of our named executive officers during the year ended December 31, 2005. The exercise prices of the options we granted were equal to the fair market value of our ordinary shares on the date of grant, as determined by our board of directors.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of ordinary shares underlying the option by the exercise price per share;

•	assuming the aggregate share value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.

Share price appreciation of 5% and 10% is assumed pursuant to the rules promulgated by the SEC and does not represent our prediction of our share price performance. The options in this table were granted under our 1999 United States Equity Incentive Plan and our 2003 Israeli Share Option Plan, have ten year terms and, unless otherwise noted, vest over a period of four years. We have not granted any share appreciation rights.

The percentage shown below of options granted is based on options to purchase an aggregate of 1,837,653 ordinary shares we granted to employees during 2005.

					Potential realizable
	Individual grants				value at assumed
	Number of				annual rates of
	securities	% of Total			share price
	underlying	options granted	Exercise		appreciation for
	options	to employees in	price per	Expiration	option term
Name	granted	2005	share	date	5%	10%

Eyal Waldman	—	0%	$—	—	$—	$—
Shai Cohen	—	0%	—	—
Michael Gray	17,500	0.95%	3.80	12/08/2015
Thad Omura	240,000	13.06%	3.80	12/08/2015
David Sheffler	20,000	1.08%	3.80	12/08/2015

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number and value of securities underlying exercisable and unexercisable options held as of December 31, 2005 by each of our named executive officers. The value realized and the value of unexercised in-the-money options at December 31, 2005 is calculated based on a value of $      per share of our ordinary shares, which is the midpoint of the range listed on the cover of this prospectus, less the per share exercise price multiplied by the number of shares issued upon exercise of the options.

	Number of				Value of unexercised
	shares		Number of shares underlying		in-the-money options at
	acquired	Value	unexercised options at fiscal year-end		fiscal year-end
Name	on exercise	realized	Exercisable	Unexercisable	Exercisable		Unexercisable

Eyal Waldman	—	—	—	—		$—		$—
Shai Cohen	—	—	149,063	8,437	$		$
Michael Gray	—	—	427,500	—	$			$—
Thad Omura	—	—	300,000	—	$			$—
David Sheffler	—	—	200,000	—	$			$—

Employee Benefit Plans and Change of Control Arrangements

Equity Incentive Award Plans

To date we have granted equity awards under three plans: our 1999 United States Equity Incentive Plan, or the U.S. Plan, our 1999 Israeli Share Option Plan, or the 1999 ISOP, and our 2003 Israeli Share Option Plan, or the 2003 ISOP, which we will refer to collectively as our Prior Plans. Immediately prior to the effective date of this offering our Prior Plans will be replaced with our 2006 Global Share Incentive Plan, or Global Plan subject to shareholder approval of the Global Plan. As of December 1, 2006, an aggregate of 8,941,965 ordinary shares were subject to outstanding awards under our Prior Plans, and 109,702 ordinary shares remained available for future awards under the Prior Plans. Following the effective date of this offering, all of our ordinary shares reserved but not ultimately issued or subject to share awards that have expired or otherwise terminated under our Prior Plans without having been exercised in full will become available for issuance pursuant to awards granted under our Global Plan. We intend to grant all future share awards under our Global Plan. However, all share awards outstanding under our Prior Plans will continue to be governed by the terms of the applicable Prior Plans and agreements evidencing the share awards.

2006 Global Share Incentive Plan

The Global Plan, which was adopted by our board of directors in October 2006, and approved by our shareholders in December, replaces the Prior Plans and becomes effective immediately prior to the date this offering is declared effective by the U.S. Securities and Exchange Commission. The Global Plan expires in 2016, unless terminated earlier by our board of directors.

Awards Available Under Plan.  Under the Global Plan, eligible employees, including officers of, and consultants to, our company or our affiliates, and members of our board of directors, may be granted options to purchase our ordinary shares or other rights to acquire or that are otherwise based on our ordinary shares. However, no award may be granted to a member of our board or member of a committee of our board unless approved by the audit committee of our board of directors, our board of directors, and the shareholders of our company in accordance with Section 273 of Israeli Companies Law.

U.S. taxpayers who are employees, consultants and board members, may be awarded nonstatutory stock options, or NSOs, restricted stock awards, restricted stock unit awards, or other awards based on our ordinary shares, and only our employees and employees of our subsidiaries may be granted incentive stock options, or ISOs, within the meaning of the Internal Revenue Code of 1986, as amended. To the extent that any option does not qualify as an ISO, it will be treated as an NSO.

Options granted to Israeli taxpayers may qualify for special tax treatment under Section 102 of the Israeli Income Tax Ordinance (New Version (1961)), or Israeli Tax Ordinance, which we will refer to as Section 102 options. Section 102 Options may be granted only to employees and board members, in each case who are not controlling shareholders. Consultants and controlling shareholders who are Israeli taxpayers may be granted only options referred to as 3(i) Options under the Global Plan.

Share Reserve.  We have authorized for issuance under our Global Plan an aggregate of 6,000,000 ordinary shares, plus the number of ordinary shares available for issuance under the Prior Plans that are not subject to outstanding options, as of the effective date of the Global Plan. In addition, the share reserve under the Global Plan will be increased by the number of ordinary shares issuable pursuant to options outstanding under the Prior Plans that would have otherwise reverted to the Prior Plans because they expired, were canceled or were otherwise terminated without being exercised, following the date that our Global Plan becomes effective. In addition, the number of ordinary shares reserved for issuance under our Global Plan will increase automatically on the first day of each fiscal year, beginning in 2008, by a number of ordinary shares equal to the least of:

•	2% of ordinary shares outstanding on a fully diluted basis on such date,

•	1,200,000 ordinary shares, or

•	a smaller number determined by our board of directors.

In any event, the maximum aggregate number of ordinary shares that may be issued or transferred under the Global Plan during the term of the Global Plan may in no event exceed 27,079,533 ordinary shares. In addition, no participant in our Global Plan may be granted more than 4,000,000 ordinary shares per calendar year pursuant to awards under the Global Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to ISOs is 27,079,533 ordinary shares.

Administration.  Our board of directors administers the Global Plan, and it may in turn delegate authority to administer the plan to a committee of board members, subject to the relevant provisions of the Israeli Companies Law. The Global Plan is administered jointly by our board of directors and a committee consisting solely of two or more members of the board of directors each of whom is an “outside director,” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, and a “non-employee director” as defined in Rule 16b-3(b)(3) of the U.S. Securities Exchange Act, as amended, with respect to awards granted to officers who are subject to Section 162(m) of the U.S. Internal Revenue Code. Subject to the relevant provisions of the Israeli Companies Law, the plan administrator shall have full authority to determine eligible participants in the Global Plan, the number of options or ordinary shares to be awarded, as well as the time of grant, vesting schedule and form of the awards. Our board conducts general administration of the Global Plan with respect to awards granted to a member of our board of directors who is not an employee. No committee of our board of directors has the authority to grant options.

General Option Provisions.  Options under the Global Plan are granted pursuant to option agreements. Options granted under the Global Plan vest and become exercisable at the rate specified in the option agreement.

The term of options granted under the Global Plan may not exceed ten years. In the case of ISOs that are granted to persons who own more than 10% of the total combined voting power of our company, our subsidiaries or our parent at the time of grant, the term of the ISOs cannot exceed five years.

Unless the terms of the participant’s option agreement provide otherwise, if a participant’s service relationship with us or with any of our affiliates terminates for any reason other than for cause, death or disability, the participant may exercise any options vested as of the termination date up to three months from the termination date. Unless the terms of the participant’s option agreement provide otherwise, if a participant’s service relationship with us ceases in the event of death or disability, the participant or participant’s estate may exercise any options vested as of the termination date for 12 months from the termination date. Unless the terms of the participant’s option agreement provide otherwise, if a participant’s service relationship with us or with any of our affiliates terminates for cause, all options granted to such participant will immediately expire as of the termination date. In no event may an option be exercised after its expiration date.

The purchase price of ordinary shares acquired pursuant to the exercise of an option must generally be paid by cash or check, but other forms of legal consideration may be approved by the plan administrator.

The exercise price of an option is determined by the plan administrator at the time of grant. The per share exercise price of an ISO may not be less than 100% of the fair market value per share of the underlying ordinary shares at the time of grant of the ISO. ISOs granted to persons who own more than 10% of the total combined voting power of our company, our subsidiaries or our parent on the grant date must have a per share exercise price of no less than 110% of the fair market value per share of the underlying ordinary shares at the time of grant of the ISO.

Incentive Stock Option Limitations.  The aggregate fair market value, determined at the time of grant, of our ordinary shares subject to ISOs that are exercisable for the first time by a participant during any calendar year under all of our share plans may not exceed $100,000. An option or portion of an option that exceeds this limit is treated as an NSO.

General Restricted Stock Award Provisions.  Participants who are granted restricted stock awards generally have all of the rights of a shareholder with respect to such shares, but such rights may be limited at the discretion of our board. Restricted stock awards may be subject to vesting over time or upon achievement of milestones. Any unvested ordinary shares subject to restricted stock awards are generally forfeited upon termination of employment, unless our board provides otherwise.

General Restricted Stock Unit Awards.  Awards of restricted stock units are denominated in unit equivalent of ordinary shares. They are typically awarded to participants without payment of consideration, and are subject to vesting conditions based upon a vesting schedule or performance criteria established by the plan administrator. Unlike restricted stock, the ordinary shares underlying restricted stock unit awards will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied. On the maturity date, the participant will receive one unrestricted, fully transferable ordinary share for each restricted stock unit not previously forfeited.

Performance-Based Awards.  Performance-based awards include awards other than options which comply with IRS requirements under Section 162(m) of the Internal Revenue Code for performance-based compensation. They may provide for payments based upon increases in the market value, book value, net profits or other measure of value of our ordinary shares or other specific performance criteria determined appropriate by the plan administrator, in each case over a period or periods determined by the plan administrator.

Section 102 Options and Shares Holding Period.  Section 102 options, any ordinary shares issued upon the exercise of Section 102 options and any other ordinary shares that are received subsequently with respect to these options or ordinary shares, including bonus shares, must be issued to a trustee that is nominated by the plan administrator to serve as a trustee in accordance with Section 102 of the Israeli Tax Ordinance. These Section 102 options and ordinary shares must be held by the trustee for the benefit of the participants for at least two years from the date of grant of the Section 102 options, and the participant may not sell or otherwise transfer any of the ordinary shares held by the trustee until the holding period has lapsed.

Transfer restrictions.  In general, a participant may not transfer his or her options or other awards except by will or the laws of descent and distribution.

Effect of Change of Control.  In the event that in connection with a change of control (as this term is defined in the plan) of our company the surviving entity elects not to assume or substitute for unvested awards outstanding under the Global Plan, the awards will fully vest and become immediately exercisable and all forfeiture restrictions on such awards shall immediately lapse prior to the change in control.

Capitalization Adjustments.  In the event of an equity restructuring of our company, such as a stock dividend, stock split, spin-off, rights offering or certain recapitalizations, that affects our ordinary shares or the share price of our ordinary shares and causes a change in the per share value of the ordinary shares underlying outstanding awards, the number and type of securities subject to each outstanding award and the exercise or grant price of the award will be proportionately adjusted, and the plan administrator will make such proportionate adjustments as the plan administrator deems appropriate to reflect the equity restructuring with respect to the aggregate number and type of securities that may be issued under the Global Plan.

In the event of any dividend, distribution, reorganization, repurchase, exchange of ordinary shares, or other change in the corporate structure of our company affecting the ordinary shares (other than an equity restructuring of our company), the plan administrator may appropriately adjust the aggregate number and kind of shares that may be issued under the Global Plan and the terms and conditions of any outstanding awards in order to prevent dilution or enlargement of benefits intended to be made available under the Global Plan.

Plan Amendments.  The plan administrator has the authority to amend or terminate the Global Plan, subject, to shareholder approval as required under the Global Plan, including as required by applicable law, stock exchange or other regulatory rules. However, no amendment or termination of the Global Plan may reduce the rights under awards already granted to a participant unless consented to by the affected participant.

1999 United States Equity Incentive Plan

In 1999, we adopted our U.S. Plan. Under the U.S. Plan, eligible employees, including executive officers, and consultants of our company or any of our affiliates, and members of the board of directors may be granted ISOs, NSOs, share bonuses and rights to acquire restricted shares, although ISOs may be granted only to employees. The U.S. Plan will be replaced with our Global Plan immediately prior to the effective date of this offering.

Administration.  Our board of directors administers the U.S. Plan, and it may in turn delegate authority to administer the plan to a committee. At such time as our ordinary shares become publicly traded, our board has the power to delegate administration of the U.S. Plan to a committee that, in our board’s discretion, may be composed of two or more non-employee directors.

Share Option Provisions Generally.  Share options are granted under the U.S. Plan pursuant to option agreements. Options granted under the U.S. Plan vest and become exercisable at the rate specified in the option agreement, and generally vest at a rate of no less than 20% per year over five years. The U.S. Plan also allows for the early exercise of unvested options, if that right is set forth in an applicable option agreement. All remaining unvested ordinary shares acquired through early exercised options are subject to repurchase by us in the event the recipient’s service relationship with us or any of our affiliates ceases.

In general, the term of share options granted under the U.S. Plan may not exceed ten years. The exercise price of an ISO cannot be less than 100% of the fair market value of the underlying ordinary shares on the date of grant and the exercise price of an NSO cannot be less than 85% of the fair market value of the underlying ordinary shares on the date of grant.

Unless the terms of a participant’s option agreement provide for earlier or later termination, if a participant’s service relationship with us or with any of our affiliates ceases for any reason other than disability or death, the participant may exercise any options that are vested as of the termination date up to three months from cessation of service. Unless the terms of a participant’s option agreement provide for earlier or later termination, if a participant’s service relationship with us or with any of our affiliates ceases due to disability, the participant may exercise any options that are vested as of the termination date up to 12 months after the date such service relationship ends. Unless the terms of a participant’s option agreement provide for earlier or later termination, if a participant’s service relationship with us or with any of our affiliates ceases due to death or the participant dies within the period specified in his or her option agreement after the termination of the participant’s service relationship with us (or with any of our affiliates), the participant’s estate or beneficiary may exercise any options that are vested as of the termination date up to 18 months after the date of death. In no event may an option be exercised after its expiration date.

The purchase price of ordinary shares acquired pursuant to the exercise of an option under the U.S. Plan must generally be paid in cash at the time the option is exercised. At the discretion of our board of directors and to the extent it is determined at the time of the grant of the option, or subsequently in the case of NSOs, the purchase price of shares may be paid for with any other form of legal consideration that may be acceptable to our board of directors.

Transfer Restrictions.  In general, share options may not be sold or otherwise transferred or disposed of by the participant other than by will or the laws of descent and distribution. Shares obtained from exercising options under the U.S. Plan may not be sold by a participant for a period of time specified by the underwriter (not to exceed 180 days) following the effective date of this offering.

Share Option Limitations.  The aggregate fair market value, determined at the time of grant, of our ordinary shares subject to ISOs that are exercisable for the first time by a participant during any calendar year under all of our share plans may not exceed $100,000. An option or portion of an option that exceeds this limit is treated as an NSO. No ISO, and before our shares are publicly traded, no NSO, may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or any of our affiliates unless the following conditions are satisfied:

•	the option exercise price is at least 110% of the fair market value of the underlying ordinary shares subject to the option on the date of grant; and

•	the term of any ISO award must not exceed five years from the date of grant.

Share Bonus Awards Provisions Generally.  Shares issued as part of share bonus awards that have been granted to employees, members of our board or consultants for their past services to our company or any of our affiliates and that are unvested upon termination of the participant’s service relationship are subject to our right to repurchase at such time.

Restricted Share Awards Provisions Generally.  In general, share purchase rights that have been awarded to employees, members of our board or consultants must have a per share purchase price equal to at least 85% of the fair market value of the underlying shares on the date of grant or at the time the purchase is consummated. Such rights are subject to a repurchase right by us for any shares that are unvested at the time the participant’s service relationship with us or with any of our affiliates ceases. A share purchase right granted to a person who at the time of the grant owns or is deemed to own more than 10% of the total combined voting power of our company or of any of our affiliates must have a purchase price of at least 100% of the fair market value of the underlying shares. Restricted shares purchased pursuant to a share purchase right may be paid for in cash at the time of purchase, through a deferred payment arrangement at the discretion of our board of directors, or any other form of legal consideration that may be acceptable to our board of directors in its discretion. The restricted shares purchased pursuant to the share purchase right may be subject to a vesting schedule as determined by our board of directors.

In general, a restricted share holder may not sell or otherwise transfer or dispose of the restricted shares or any interest in the restricted shares while such restricted shares are subject to the repurchase right by us.

Effect of Merger on Share Awards.  In the event we merge with or into another corporation, and the surviving entity elects not to assume or substitute for the unvested share awards, our board of directors may provide that the vesting of share awards will accelerate in full prior to such merger. Individual options or other share award agreements may provide for additional accelerated vesting and exercisability of awards.

Effect of Liquidation on Share Awards.  In the event we are liquidated or dissolved, our board may determine that outstanding share awards may be exercised in full as of the date of the liquidation or dissolutions, regardless of whether the share awards are then fully vested.

Plan Amendments.  Our board of directors has the authority to amend or terminate the U.S. Plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

1999 Israeli Share Option Plan and 2003 Israeli Share Option Plan

Pursuant to our 1999 ISOP and our 2003 ISOP, which were adopted in 1999 and 2003, respectively, eligible employees and consultants of our company or any of our affiliates and members of our board of directors may be granted options to purchase our ordinary shares. We will refer to the 1999 ISOP and the 2003 ISOP collectively as the ISOPs. Options granted under the ISOPs may qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance, which we will refer to as the Section 102 Options. Options that do not qualify for special tax treatment under Section 102 of the Israeli Tax Ordinance are referred to as 3(i) Options. Only employees and board members, in each case who are not controlling shareholders, may be granted Section 102 Options. Consultants and controlling shareholders may be granted only 3(i) Options under the ISOPs.

The ISOPs will be replaced with our Global Plan immediately prior to the effective date of this offering.

Administration.  Our board of directors administers the ISOPs, and our board may in turn delegate authority to administer the plans to a committee.

Share Option Provisions Generally.  Options under the ISOPs are granted pursuant to option agreements. ISOP options vest and become exercisable at the rate specified in the option agreement. The exercise price of the ordinary shares subject to an ISOP option is determined by the administrator of the ISPO in its sole and absolute discretion in accordance with applicable law and subject to any guidelines as may be determined by our board of directors.

In general, the term of options granted under the ISOPs may not exceed ten years. If a participant’s service relationship with us or with any of our affiliates terminates for any reason other than death, disability or cause (as this term is defined in the applicable ISOP), the participant may exercise any options vested as of the termination date up to three months from the date of termination. In general, if a participant’s service relationship with us or with any of our affiliates ceases due to death or disability, the participant may exercise any options vested as of the termination date up to 18 months from the date of termination in the event of death and 12 months from the date of termination in the event of disability. The administrator of the ISOP may authorize an extension of the post-termination exercisability period of all or part of options granted under the ISOPs beyond the date of termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable had the participant continued the service relationship. If a participant’s service relationship with us or with any of our affiliates is terminated for cause, all options granted to such participant will immediately expire. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the exercise of options granted under the ISOPs are determined by the administrator of the ISOP, which include but is not limited to cash or check.

In general, a participant may not transfer his or her option. Shares obtained from exercising options under the 2003 ISOP may not be sold by a participant for a period of time specified by the underwriter (not to exceed 180 days) following the effective date of this offering.

Section 102 Option and Shares Holding Period.  Section 102 Options, any ordinary shares issued upon the exercise of Section 102 Options and any other ordinary shares that are received subsequently with respect to these options or ordinary shares, including bonus shares, must be issued to a trustee that is nominated by the administrator of the ISOP to serve as a trustee in accordance with Section 102 of the Israeli Tax Ordinance. These 102 Options and ordinary shares must be held by the trustee for the benefit of the participants for at least two years from the date of grant of the Section 102 Options, and the participant may not sell or otherwise transfer any of the shares held by the trustee until the holding period has lapsed.

Effect of Certain Corporate Transactions Upon Options.  Under the 1999 ISOP, in the event we merge with or into another corporation or we sell all or substantially all of our assets or ordinary shares, and the surviving entity elects not to assume or substitute for unvested options outstanding under the 1999 ISOP, the vesting of the options held by participants whose service with us or our affiliates has not already terminated, in general, will accelerate in full prior to such corporate transaction. Under the 2003 ISOP, in the event of our merger, acquisition or reorganization with or into another corporation, or a sale of all or substantially all of our assets, and the surviving entity elects not to assume or substitute for unvested options outstanding under the 2003 ISOP, our board of directors or the committee that administers the 2003 ISOP may determine with respect to specified option agreements that the vesting of such options will be accelerated in full prior to such corporate transaction.

Under the 1999 ISOP, in the event we are liquidated or dissolved, our board may determine that outstanding unexercised options may be exercised in full as of the date of the liquidation or dissolution, regardless of whether the option is then fully vested.

Plan Amendments.  Under the 1999 ISOP, the administrator of the 1999 ISOP has the authority to amend or terminate the 1999 ISOP. Under the 2003 ISOP, our board of directors, after consulting with the trustee holding Section 102 Options and related ordinary shares, has the authority to amend or terminate the 2003 ISOP. However, no amendment or termination of the applicable ISOPs may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.

Employee Share Purchase Plan

Our Employee Share Purchase Plan, or ESPP, was adopted by our board of directors in November 2006 and approved by our shareholders in December 2006. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase our ordinary shares, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve.  One million ordinary shares have been initially reserved for issuance pursuant to purchase rights under the ESPP. In addition, the number of ordinary shares reserved under our ESPP will automatically increase on the first day of each fiscal year during the term, beginning in 2008, by a number of ordinary shares equal to the least of:

•	0.5% of the total number of ordinary shares outstanding on a fully diluted basis on the date of the increase;

•	300,000 shares; or

•	a smaller number of shares determined by our board of directors.

In any event, the maximum aggregate number of ordinary shares that may be issued over the term of the ESPP may in no event exceed 3,700,000 shares. In addition, no participant in our ESPP may be issued or transferred more than $25,000 of ordinary shares pursuant to purchase rights under the ESPP per calendar year.

Administration.  Our board of directors administers the ESPP, and it may in turn delegate authority to administer the ESPP to a committee of board members, subject to the relevant provisions of the Israeli Companies Law. We will bear all expenses and liabilities incurred by the ESPP administrator.

Offering Periods.  The ESPP will be implemented through a series of consecutive offering periods, each having a duration of approximately six months, unless otherwise determined by the ESPP administrator, except in the case of the initial offering period, which will begin on the date that the SEC declares this offering effective and end on the last trading day on or before September 1, 2007. The offering periods following the initial offering period will commence on each September 1st and March 1st following the date the ESPP becomes effective.

Eligible Employees.  Employees who as of the start date of an offering period are scheduled to work more than 20 hours per week for more than five calendar months per year and who do not own five percent or more of the total combined voting power or value of all classes of our shares (inclusive of shares underlying rights to purchase shares under our offering) may join the offering period.

Payroll Deductions; Purchases.  A participant may contribute up to 15% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on the purchase date, which is the last trading day of the offering period. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the purchase date. However, not more than 2,000 shares may be purchased in total by any participant during any offering period. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Transferability.  A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive ordinary shares under the ESPP. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Dissolution; Liquidation.  In the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new exercise date to take place before the date of our proposed dissolution or liquidation.

Merger; Asset Sale.  In the event that, in connection with our merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option is not assumed or an equivalent option is not substituted by the successor corporation (or parent or subsidiary of the successor corporation), then any offering period then in progress will be shortened by setting a new exercise date to take place before the date of our proposed sale or merger.

Term; Amendments.  Unless it is sooner terminated by our board of directors, the ESPP will terminate in November 2016. The board of directors may at any time amend, suspend or discontinue the ESPP. However, except in circumstances specified in the ESPP, no amendment may make any change in any outstanding option that adversely affects the rights of any participant without the consent of such participant. Moreover, certain amendments may require shareholder approval.

Executive Severance Benefits Agreements

In November 2006, we entered into executive severance benefits agreements with each of our executive officers. Under the severance agreements, if the executive’s employment with our company is terminated without cause or the executive is constructively terminated (as these terms are defined in the agreements), in each case during the 12-month period following a change of control (as defined in the agreements) of our company, the executive is entitled to receive the following payments and benefits:

•	continuation of the executive’s salary for six months at a per annum rate of 120% of the executive’s annual base salary in effect on the termination date;

•	in the case of executives who reside in the United States, if the executive elects COBRA coverage under our group health plan, payment for the cost to continue COBRA coverage for the executive and his eligible dependents for up to 12 months following the termination date; and

•	accelerated vesting and immediate exercisability of the executive’s stock awards as to 50% of the total number of unvested shares subject to the stock awards.

An executive’s receipt of any severance benefits is subject to the executive’s execution and delivery of a general release of claims in favor of our company. Each executive under the agreement will also be subject to non-solicitation provisions during the 12 months following the termination date and a confidentiality provision.

The benefits payable under the severance agreements are in addition to payments or other benefits, if any, that executives who reside in Israel may be entitled to under applicable law.

Change of Control Arrangements

Certain options held by David Sheffler, Michael Gray, Thad Omura, Roni Ashuri, Shai Cohen and Michael Kagan have an acceleration feature. If we terminate a named executive officer without cause, or the employee resigns for good reason, within 12 months following a change of control, the named executive officer’s option will immediately vest with respect to 50% of shares that are unvested on the termination date. Our form of share option agreement defines a change of control as a merger or consolidation resulting in a change to at least 50% of our total voting power or a plan to completely liquidate or to sell all or substantially all of our assets. Cause is defined as an employee’s willful refusal or failure to comply with a lawful instruction of our board of directors or conviction of any felony involving an act of moral turpitude. In order to terminate for cause, however, we must give an employee 30 days written notice of our intent and allow 30 days for the employee to cure the wrong. Good reason is defined as any reduction of or failure to pay the employee’s base salary in effect immediately prior to the change of control; any other material breach by the company of any material term of the employee’s employment with the company; any material adverse change in the employee’s job title, duties, responsibilities, status, reporting responsibilities or perquisites, without the employee’s consent; or any change in the employee’s principal work location which increases the employee’s one-way commute from home to the office by more than 50 miles.

401(k) Plan

Mellanox Technologies, Inc. maintains a defined contribution retirement and profit sharing plan that is intended to qualify under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended. Substantially all non-union employees of Mellanox Technologies, Inc. who are 21 years of age or older are eligible to participate in the 401(k) Plan. Participants may voluntarily make pre-tax contributions, through payroll deductions, under the 401(k) Plan of up to a maximum statutorily prescribed limit, which for most employees is $15,000 in 2006. All amounts contributed by participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Participants may elect to invest their contributions in authorized investment alternatives. We are also permitted to make under the 401(k) Plan matching, discretionary and profit sharing contributions, subject to established limits and a vesting schedule. To date, we have not made any matching, discretionary or profit sharing contributions on behalf of participants in the 401(k) Plan.

Exculpation, Insurance and Indemnification of Directors and Officers

We indemnify our office holders for certain liabilities. The Companies Law allows us to indemnify or insure our office holders against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on or incurred by the office holder in favor of a third party.

We cannot, however, indemnify or insure our office holders against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

An Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. The company may, however, approve an office holder’s act performed in breach of the duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care, but only if a provision authorizing such exculpation is inserted in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

Pursuant to the Companies Law, we may indemnify an office holder only for judgments, settlements or arbitrators’ awards approved by a court that were rendered in connection with events that the board of directors deemed foreseeable based on the company’s actual activities at the time of the approval by the board of the indemnification, provided that the indemnification is limited to an amount or criteria determined by the board of directors as reasonable under the circumstances and that the indemnification undertaking states the foreseeable activities and the amount or criteria. In addition, we may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding and (ii) either (A) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or (B) if the financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or in which the office holder was convicted of an offense that does not require proof of criminal intent.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our amended and restated articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by our board of directors based on the company’s activities, and to an amount or criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost.

The limitation of liability and indemnification provisions in our amended and restated articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	any of our directors, executive officers, holders of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Preferred Shares

Since inception, we have sold an aggregate of 20,366,014 preferred shares, as adjusted for subsequent stock splits, in the following rounds of financing:

•	in June 1999, we sold 4,800,000 Series A-1 preferred shares and 2,800,000 Series A-2 preferred shares, each at a price of $1.00 per share;

•	in March 2000, we sold 2,993,698 Series B-1 preferred shares and 899,952 Series B-2 preferred shares, each at a price of $6.61 per share;

•	in November 2000, June 2001 and May 2002, we issued an aggregate of 404,979 Series C preferred shares in exchange for software valued at approximately $3,000,000; and

•	in October 2001, November 2001 and February 2002, we issued an aggregate of 8,467,385 Series D redeemable preferred shares at a price of $6.61 per share.

Immediately prior to completion of this offering, all of the outstanding Series A-1 preferred shares, Series A-2 preferred shares, Series B-1 preferred shares, Series B-2 preferred shares, Series C preferred shares and Series D redeemable preferred shares will convert into ordinary shares on a          basis.

Transactions with Management and 5% Shareholders

The following table summarizes purchases of our preferred shares and warrants to purchase ordinary shares (issued in connection with our Series D redeemable preferred share financing) since inception by our directors, executive officers and holders of more than 5% of our ordinary shares:

					Ordinary
					shares issued or
	Series A-1	Series B-1			issuable upon
	and	and			the exercise of
Name of Beneficial Owner	Series A-2	Series B-2	Series C	Series D	warrants and options

Rob S. Chandra(1)	—	—	—	1,134,644	100,000
Irwin Federman(2)	3,400,000	639,976	—	491,679	173,750
S. Atiq Raza(3)	—	605,142	—	136,157	100,000
Intel Atlantic, Inc.(4)	—	1,512,858	—	302,572	45,385
Entities affiliated with Sequoia Capital Partners(5)	3,400,000	639,976	—	491,680	—
Entities affiliated with U.S. Venture Partners(2)	3,400,000	639,976	—	491,679	73,750

(1)	Includes (i) 402,912 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessec Ventures V L.P., (ii) 357,300 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessemer Venture Partners V L.P., (iii) 160,351 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BVE 2001(Q) LLC, (iv) 136,157 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BIP 2001 L.P., (v) 68,078 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessemer Venture Investors III L.P., (vi) 9,846 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BVE 2001 LLC and (vii) a nonqualified stock option to purchase 100,000 ordinary shares granted to Mr. Chandra on December 8, 2005, which vests monthly over a period of four years. The general partner of each of the Bessemer-related entities that own shares of the company is Deer V Co. LLC. Robert Goodman, Robin S. Chandra, J. Edmund Colloton and David J. Cowan are the managing members of Deer V Co. LLC and share dispositive power over the shares of the company held by the Bessemer-related entities. Mr. Chandra is also a member of Deer Management Co. LLC, or DMC, the management company affiliate of the Bessemer-related entities that own shares of the company. Unless otherwise agreed by DMC’s members, members of DMC are required to contribute shares acquired from the exercise of options granted to them in their capacity as a director of a portfolio company, or the profits derived from the sale of the underlying shares, to DMC. It is expected that the options held by Mr. Chandra will be subject to this arrangement. Mr. Chandra disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2)	Includes (i) 1,860,000 Series A-1 preferred shares, 1,302,000 Series A-2 preferred shares, 176,700 Series B-1 preferred shares, 418,478 Series B-2 preferred shares and 457,261 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 68,589 ordinary shares issued upon the exercise of a warrant held by U.S. Venture Partners VI, L.P., (ii) 58,000 Series A-1 preferred shares, 40,600 Series A-2 preferred shares, 5,510 Series B-1 preferred shares, 13,049 Series B-2 preferred shares and 14,259 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 2,138 ordinary shares issued upon the exercise of a warrant held by U.S.V.P. Entrepreneur Partners VI, L.P., (iii) 52,000 Series A-1 preferred shares, 36,400 Series A-2 preferred shares, 4,940 Series B-1 preferred shares, 11,699 Series B-2 preferred shares and 12,784 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 1,917 ordinary shares issued upon the exercise of a warrant held by U.S.V.P. VI Affiliates Fund, L.P. (iv) 30,000 Series A-1 preferred shares, 21,000 Series A-2 preferred shares, 2,850 Series B-1 preferred shares, 6,750 Series B-2 preferred shares and 7,375 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 1,106 ordinary shares issued upon the exercise of a warrant held by 2180 Associates Fund VI, L.P. and (v) a nonqualified stock option to purchase 100,000 ordinary shares granted to Mr. Federman on December 8, 2005, which vests monthly over a period of four years. All such warrants are immediately exercisable. Presidio Management Group VI, L.L.C., or PMG VI, is the general partner of each of U.S. Venture Partners, may be deemed to share voting and disposition control over the holdings with each of U.S. Venture Partners VI, L.P., USVP VI Affiliates Fund, L.P., 2180 Associates Fund VI, L.P. and USVP Entrepreneur Partners VI, L.P. and may be deemed to share voting and disposition control over the holdings of each of these entities. PMG VI disclaims beneficial ownership of such shares held by the U.S. Venture Partners entities, except as to its pecuniary interest therein arising as a result of its interest in each of the entities. Each of Irwin Federman, Steven M. Krausz, Jonathan D. Root and Philip M. Young is a managing member of PMG VI, and may be deemed to share voting and disposition control over the holdings of each of the entities affiliated with U.S. Venture Partners. Each of Messrs. Federman, Krausz, Root and Young disclaims beneficial ownership of such shares held by each of them, except as to each of his pecuniary interest therein arising as a result of each of his interest in each of the entities.

(3)	Includes (i) 544,628 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Raza Venture Fund A, L.P., (ii) 136,157 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Raza Venture Fund B, L.P., (iii) 53,858 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Saiyed Atiq Raza & Noreen Tirmizi Raza, Trustees N&A Raza Revocable Trust UAD 03/22/97, for which Mr. Raza is a trustee, (iv) 3,328 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Aezed S. Raza, Mr. Raza’s son, (v) 3,328 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Nadia N. Raza, Mr. Raza’s daughter and (vi) a nonqualified stock option to purchase 100,000 ordinary shares granted to Mr. Raza on December 8, 2005, which vests monthly over a period of four years. Mr. Raza is a managing member of Raza Venture Management LLC, the general partner of Raza Venture Fund A, L.P. and Raza Venture Fund B, L.P. Mr. Raza disclaims beneficial ownership of the shares held by Raza Venture Fund A, L.P. and Raza Venture Fund B, L.P., except to the extent of his pecuniary interest therein.

(4)	Includes 1,512,858 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering), 302,572 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 45,385 ordinary shares issued upon the exercise of a warrant. Intel Atlantic, Inc. is a wholly owned subsidiary of Intel Corporation.

(5)	Includes (i) 1,812,600 Series A-1 preferred shares and 1,268,820 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital VIII, (ii) 167,200 Series B-1 preferred shares, 395,978 Series B-2 preferred shares and 432,679 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital Franchise Fund, (iii) 120,000 Series A-1 preferred shares and 84,000 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by SITP VIII-Q Liquidating Trust, (iv) 22,800 Series B-1 preferred shares, 53,998 Series B-2 preferred shares and 59,001 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital Franchise Partners, (v) 23,000 Series A-1 preferred shares and 16,100 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by SITP VIII Liquidating Trust, (vi) 4,400 Series A-1 preferred shares and 3,080 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia 1997 and (vii) 40,000 Series A-1 preferred shares and 28,000 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by CMS Partners LLC. All such warrants are immediately exercisable. SCFF Management, LLC is the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. Michael Moritz, Douglas Leone, Mark Stevens and Michael Goguen are the Managing Members of SCFF Management, LLC and exercise shared voting and investment power of the shares held by these Sequoia entities and Sequoia 1977. These managing members disclaim beneficial ownership of the shares held by these Sequoia entitles except to the extent of their pecuniary interests in these entities. Mr. Kendall Cooper is the managing member of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, and exercises voting and investment power over the shares held by Sequoia Capital VIII. Deborah Kranz has voting and investment power over the shares held by SITP VIII-Q Liquidating Trust and SITP VIII Liquidating Trust. Mr. Cooper and Ms. Kranz disclaim beneficial ownership of all shares except to the extent of his or her individual pecuniary interest therein. James Rothenberg and Karin Larson are the managing members of, and have voting and investment power over the shares held by, CMS Partners LLC. Mr. Rothenberg and Ms. Larson disclaim beneficial ownership of all shares except to the extent of his or her individual pecuniary interest therein.

We issued warrants for the purchase of up to 1,270,074 ordinary shares at an exercise price of $6.61 per share to our Series D redeemable preferred shareholders in connection with the sale of our Series D redeemable preferred shares. Pursuant to the terms of the sale of our Series D redeemable preferred shares, each investor that purchased our Series D redeemable preferred shares received a warrant to purchase that number of ordinary shares equal to 15% of the Series D redeemable preferred shares purchased by such investor. As of December 1, 2006, warrants had been exercised for 172,478 ordinary shares, and all other warrants expired on November 19, 2006.

Investor Rights Agreement

We and the holders of our preferred shares have entered into an agreement, pursuant to which these shareholders and warrant holders will have registration rights with respect to their ordinary shares following this offering. See “Description of Authorized Share Capital — Registration Rights” for a further description of the terms of this agreement.

Option Grants

We have made option grants to certain of our directors and executive officers. For a description of the terms of these options, see “Management — Summary Compensation Table” and “Principal Shareholders.”

Employment Agreements and Change of Control Arrangements

All of our named executive officers are at-will employees. They hold share options with accelerated vesting provisions that apply in certain circumstances in connection with a change of control. See “Management — Employee Benefit Plans and Change of Control Arrangements” for a discussion of change of control arrangements.

Indemnification of Directors and Officers

Our amended and restated articles of association provide that we may indemnify each of our directors and officers to the fullest extent permitted by Israeli law. Furthermore, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of December 1, 2006, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

This table lists applicable percentage ownership based on 34,099,449 ordinary shares outstanding as of December 1, 2006, after giving effect to the conversion of our outstanding preferred shares into ordinary shares in connection with this offering, and based on           ordinary shares outstanding upon completion of this offering.

Ordinary shares subject to share options and warrants currently exercisable or exercisable within 60 days of December 1, 2006 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address for each of the shareholders in the table below is c/o Mellanox Technologies, Inc., 2900 Stender Way, Santa Clara, California 95054.

	Beneficial ownership
			Options and
		Shares subject to	warrants	Percentage of shares
	Shares	right of repurchase	exercisable	outstanding
	beneficially	within 60 days of	within	Before the	After the
Name of beneficial owner	owned(1)(2)	December 1, 2006(3)	60 days	offering	offering(2)

5% Shareholders:
Intel Atlantic, Inc.(4)	1,860,815	—	—	5.46%		%
Entities affiliated with Sequoia Capital Partners(5)	4,531,656	—	—	13.29
Entities affiliated with U.S. Venture Partners(6)	4,605,405	—	—	13.51
Yigal Arnon & Co. as trustees for Founders(7)	4,288,400	—	—	12.58
Executive Officers and Directors:
Eyal Waldman(8)	6,371,600	100,000	100,000	18.63%		%
Rob S. Chandra(9)	1,161,727	—	27,083	3.40
Shai Cohen(10)	1,290,979	—	156,979	3.77
Irwin Federman(6)	4,632,488	—	27,083	13.57
Michael Gray(11)	467,500	248,854	449,792	1.35
Thad Omura	320,000	209,999	320,000	*	*
S. Atiq Raza(12)	768,382	—	27,083	2.25
David Sheffler	754,000	131,042	300,000	2.19
C. Thomas Weatherford	29,167	—	29,167	*	*
All executive officers and directors as a group (11 persons)	15,795,843	689,895	1,437,187	44.45%		%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1)	Includes ordinary shares subject to a right of repurchase within 60 days of December 1, 2006 and shares issuable pursuant to share options and warrants exercisable within 60 days of December 1, 2006.

(2)	Upon completion of this offering, our existing shareholders will own shares, representing % of our outstanding ordinary shares.

(3)	Represents ordinary shares subject to a right of repurchase, at the original option exercise price, in the event the holder ceases to provide services to us. The option exercise prices range from $0.10 to $5.25.

(4)	Includes 1,512,858 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering), 302,572 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and 45,385 ordinary shares issued upon the exercise of a warrant in October 2006. Intel Atlantic, Inc. is a wholly-owned subsidiary of Intel Corporation and has the following mailing address: c/o Intel Corporation, 2200 Mission College Blvd., M/S RN6-46, Santa Clara, California 95052, Attn: Portfolio Manager.

(5)	Includes (i) 1,812,600 Series A-1 preferred shares and 1,268,820 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital VIII, (ii) 167,200 Series B-1 preferred shares, 395,978 Series B-2 preferred shares and 432,679 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital Franchise Fund, (iii) 120,000 Series A-1 preferred shares and 84,000 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by SITP VIII-Q Liquidating Trust, (iv) 22,800 Series B-1 preferred shares, 53,998 Series B-2 preferred shares and 59,001 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia Capital Franchise Partners, (v) 23,000 Series A-1 preferred shares and 16,100 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by SITP VIII Liquidating Trust, (vi) 4,400 Series A-1 preferred shares and 3,080 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Sequoia 1997 and (vii) 40,000 Series A-1 preferred shares and 28,000 Series A-2 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by CMS Partners LLC. SCFF Management, LLC is the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. Michael Moritz, Douglas Leone, Mark Stevens and Michael Goguen are the Managing Members of SCFF Management, LLC and exercise shared voting and investment power of the shares held by these Sequoia entities and Sequoia 1977. These managing members disclaim beneficial ownership of the shares held by these Sequoia entitles except to the extent of their pecuniary interests in these entities. Mr. Kendall Cooper is the managing member of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, and exercises voting and investment power over the shares held by Sequoia Capital VIII. Deborah Kranz has voting and investment power over the shares held by SITP VIII-Q Liquidating Trust and SITP VIII Liquidating Trust. Mr. Cooper and Ms. Kranz disclaim beneficial ownership of all shares except to the extent of his or her individual pecuniary interest therein. James Rothenberg and Karin Larson are the managing members of, and have voting and investment power over the shares held by, CMS Partners LLC. Mr. Rothenberg and Ms. Larson disclaim beneficial ownership of all shares except to the extent of his or her individual pecuniary interest therein.

(6)	Includes (i) 1,860,000 Series A-1 preferred shares, 1,302,000 Series A-2 preferred shares, 176,700 Series B-1 preferred shares, 418,478 Series B-2 preferred shares and 457,261 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and the issuance of 68,589 ordinary shares pursuant to the exercise in October 2006 of a warrant held by U.S. Venture Partners VI, L.P., (ii) 58,000 Series A-1 preferred shares, 40,600 Series A-2 preferred shares, 5,510 Series B-1 preferred shares, 13,049 Series B-2 preferred shares and 14,259 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and the issuance of 2,138 ordinary shares pursuant to the exercise in October 2006 of a warrant held by U.S.V.P. Entrepreneur Partners VI, L.P., (iii) 52,000 Series A-1 preferred shares, 36,400 Series A-2 preferred shares, 4,940 Series B-1 preferred shares, 11,699 Series B-2 preferred shares and 12,784 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and the issuance of 1,917 ordinary shares pursuant to the exercise in October 2006 of a warrant held by USVP VI Affiliates Fund, L.P. and (iv) 30,000 Series A-1 preferred shares, 21,000 Series A-2 preferred shares, 2,850 Series B-1 preferred shares, 6,750 Series B-2 preferred shares and 7,375 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) and the issuance of 1,106 ordinary shares pursuant to the exercise in October 2006 of a warrant held by 2180 Associates Fund VI, L.P. Presidio Management Group VI, L.L.C., or PMG VI, is the general partner of each of U.S. Venture Partners, may be deemed to share voting and disposition control over the holdings with each of U.S. Venture Partners VI, L.P., USVP VI Affiliates Fund, L.P., 2180 Associates Fund VI, L.P. and USVP Entrepreneur Partners VI, L.P. and may be deemed to share voting and disposition control over the holdings of each of these entities. PMG VI disclaims beneficial ownership of such shares held by the U.S. Venture Partners entities, except as to its pecuniary interest therein arising as a result of its interest in each of the entities. Each of Irwin Federman, Steven M. Krausz, Jonathan D. Root and Philip M. Young is a managing member of PMG VI, and may be deemed to share voting and disposition control over the holdings of each of the entities affiliated with U.S. Venture Partners. Each of Messrs. Federman, Krausz, Root and Young disclaims beneficial ownership of such shares held by each of them, except as to each of his pecuniary interest therein arising as a result of each of his interest in each of the entities.

(7)	Represents an aggregate of 4,288,400 ordinary shares held in trust for the benefit of Roni Ashuri, Shai Cohen, Michael Kagan, Evelyn Landman, Shimon Rotenberg, Eitan Zehavi, Udi Katz and Alon Webman. Each of these individuals has sole voting and dispositive power over the shares held for his or her benefit. Yigal Arnon & Co. disclaims beneficial ownership of these shares. Upon the completion of this offering, the shares held in trust for the benefit of these individuals will be released from the trust by Yigal Arnon & Co. and transferred to the direct ownership of the individuals.

(8)	Represents 6,271,600 ordinary shares held by Waldo Holdings 2, a general partnership formed pursuant to the laws of Israel, of which Eyal Waldman and his wife, Ella Waldman, are the general partners. Mr. Waldman beneficially owns 66.66% and Ms. Waldman beneficially owns 33.34% of the shares. Mr. Waldman has sole voting and dispositive power over all of the shares.

(9)	Includes (i) 402,912 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessec Ventures V L.P., (ii) 357,300 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessemer Venture Partners V L.P., (iii) 160,351 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BVE 2001(Q) LLC, (iv) 136,157 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BIP 2001 L.P., (v) 68,078 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Bessemer Venture Investors III L.P. and (vi) 9,846 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by BVE 2001 LLC. The general partner of each of the Bessemer-related entities that own shares of the company is Deer V Co. LLC. Robert Goodman, Robin S. Chandra, J. Edmund Colloton and David J. Cowan are the managing members of Deer V Co. LLC and share dispositive power over the shares of the company held by the Bessemer-related entities. Mr. Chandra is also a member of Deer Management Co. LLC, or DMC, the management company affiliate of the Bessemer-related entities that own shares of the company. Unless otherwise agreed by DMC’s members, members of DMC are required to contribute shares acquired from the exercise of options granted to them in their capacity as a director of a portfolio company, or the profits derived from the sale of the underlying shares, to DMC. It is expected that the options held by Mr. Chandra will be subject to this arrangement. Mr. Chandra disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10)	Includes 1,134,000 ordinary shares held in trust by Yigal Arnon & Co. as trustee for Founders.

(11)	Includes 17,708 ordinary shares held by the M&M Gray Family 2001 Trust U/T/A, for which Mr. Gray is a trustee.

(12)	Includes (i) 544,628 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Raza Venture Fund A, L.P., (ii) 136,157 Series D redeemable preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Raza Venture Fund B, L.P., (iii) 53,858 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Saiyed Atiq Raza & Noreen Tirmizi Raza, Trustees N&A Raza Revocable Trust UAD 03/22/97, for which Mr. Raza and his spouse, Noreen Tirmizi Raza, are trustees and have voting and disposition control over the shares, (iv) 3,328 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Aezed S. Raza, Mr. Raza’s son, and (v) 3,328 Series B-1 preferred shares (which will convert into an aggregate of ordinary shares upon the consummation of this offering) held by Nadia N. Raza, Mr. Raza’s daughter. Mr. Raza is the managing member of Raza Venture Management LLC, the general partner of Raza Venture Fund A, L.P. and Raza Venture Fund B, L.P. Mr. Raza has voting and disposition control over the shares held by Raza Venture Fund A, L.P. and Raza Venture Fund B, L.P. Mr. Raza disclaims beneficial ownership of the shares held by Raza Venture Fund A, L.P. and Raza Venture Fund B, L.P., except to the extent of his pecuniary interest therein.

DESCRIPTION OF AUTHORIZED SHARE CAPITAL

General

Upon the completion of this offering, our authorized share capital will consist of           ordinary shares, nominal value new Israeli shekel, or NIS, 0.01 per share, after giving effect to the conversion of all outstanding preferred shares into ordinary shares and to the amendment and restatement of our articles of association. As of December 1, 2006, assuming the conversion of all outstanding convertible preferred shares into ordinary shares immediately prior to the consummation of this offering, there were outstanding:

•	34,099,449 ordinary shares held by approximately 185 shareholders; and

•	9,033,965 shares issuable upon exercise of outstanding share options.

Our ordinary shares are not redeemable and, following the closing of this offering, will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Ordinary Shares

Transfer of Shares

Our ordinary shares will be issued in registered form and may be freely transferred under our amended and restated articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at a shareholder meeting either in person or by proxy. In addition, shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Israeli Companies Law, 1999, or the Companies Law, imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our amended and restated articles of association, increasing our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended and restated articles of association, can appoint or prevent the appointment of an office holder, is required to act fairly towards the company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

Our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting at which a quorum is present have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under “Management — Outside Directors.”

No Preemptive or Similar Rights

Our ordinary shares are not entitled to preemptive rights and are not subject to conversion or redemption.

Dividend and Liquidation Rights

Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares without the approval of our shareholders, in proportion to the paid up capital attributable to the shares that they hold. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of a liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors is required to convene a special general meeting of our shareholders at the request of (i) two directors or one quarter of the members of our board of directors, or (ii) one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days or up to 35 days if required by applicable law or regulation. The chairperson of our board of directors presides over our general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

In accordance with our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders.

Resolutions

Under the Companies Law, unless otherwise provided in a company’s articles of association, an ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. A resolution to voluntarily wind up the company requires the approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, our amended and restated articles of association and any document we are required by law to file publicly with the Israel Registrar of Companies. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that disclosing the document may otherwise harm our interests.

Modification of Class Rights

The rights attached to any class, such as voting and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class present at a separate class meeting.

Acquisitions under Israeli Law

Tender Offer.  The Companies Law requires any person who wishes to acquire shares or any class of shares of a publicly traded Israeli company, and who would, as a result of this acquisition, hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If holders of less than 5% of the outstanding shares do not respond to or accept the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court, within three months after receipt of the tender offer, to alter the consideration for the acquisition. If the shareholders who do not accept the tender offer hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% or greater shareholder of the company, unless one of the exemptions described in the Companies Law is satisfied. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, if there is not already another shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions described in the Companies Law is satisfied.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. If the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israel Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law generally provides that a shareholder who exchanges our shares for shares in a foreign corporation is treated as if he or she has sold the shares. In such a case, the shareholder will generally be subject to Israeli taxation on any capital gains from the sale of shares (after two years, with respect to one half of the shares, and after four years, with respect to the balance of the shares, in each case unless the shareholder sells such shares at an earlier date), unless a relevant tax treaty between Israel and the country of the shareholder’s residence exempts the shareholder from Israeli tax. However, it is possible in some cases to obtain a ruling from the Israeli tax authorities deferring the tax on certain share swaps until the shares received in consideration for the original shares are sold, subject to certain conditions. For further information, see “Israeli Tax Considerations and Government Programs.”

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our amended and restated articles of association, which requires the prior approval of a the holders of a majority of our shares at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “Ordinary Shares — Voting.”

Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the ordinary shares outstanding will be able to elect all of our directors. Our amended and restated articles of association will provide that all shareholder action must be effected at a duly called meeting of shareholders.

The lack of cumulative voting will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

The provisions discussed above under “Acquisitions under Israeli Law” and “Anti-Takeover Measures under Israeli Law” may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately           ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the consummation of this offering, the holders of at least 30% of these shares, and the holders of at least 30% of the shares converted from our Series D redeemable preferred shares, can request that we register all or a portion of their shares. We will only be required to file two registration statements upon the shareholders’ exercise of these demand registration rights. Additionally, we will not be required to effect a demand registration during the period beginning 30 days prior and six months following any underwritten public offering of our ordinary shares or if our underwriters for such an offering determine in good faith that marketing factors require that such a demand registration not be effected. We are obligated to pay the registration expenses incurred in connection with any such demand registration.

Piggyback Registration Rights

After the completion of this offering, the holders of approximately           ordinary shares will be entitled to certain piggyback registration rights. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration. We are obligated to pay the registration expenses incurred in connection with any such piggyback registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately           ordinary shares will be entitled to certain registration rights if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1,000,000. The holders of at least 30% of these shares, and the holders of at least 30% of the shares converted from our Series D redeemable preferred shares, may make an unlimited number of requests for registration on Form S-3, provide that we do not have to file more than two such registration statements during any 12-month period. We are obligated to pay the expenses of any such registrations on Form S-3.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is          .

Nasdaq Global Market Listing

We have applied for listing our ordinary shares for quotation on The Nasdaq Global Market under the symbol “MLNX.”

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following contains a description of material, relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

This discussion does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and special tax treatment. For example, the discussion below does not cover the tax treatment of residents of Israel and traders in securities who are subject to special tax regimes. As individual circumstances may differ, you should consult your tax advisor to determine the applicability to you of the rules discussed below and the particular tax effects of the offer, including the application of Israeli or other tax laws. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Taxation of Companies

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at a rate of 31% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 31%). The effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below), however, may be considerably less. In July 2005, an amendment to the corporate tax rates was approved by the Israeli Knesset. The amendment provides that taxes paid by Israeli companies will be gradually reduced to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses, however, is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry but otherwise qualifying for deduction are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents;

•	expenses related to a public offering are deductible over a three-year period in equal amounts;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Law for the Encouragement of Industry is not subject to receipt of prior approval from any governmental authority. Under the law, an industrial company is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We cannot be sure that we qualify or will qualify as an “industrial company,” or that the benefits described above will be available.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income equal to the product of the excess multiplied by the applicable annual rate of inflation is permitted. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of a company’s fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

•	In certain circumstances, in lieu of the mechanism contained in the Inflationary Adjustments Law, a company in which there is a sufficient level of foreign investment may elect to calculate its taxes on the basis of its operating results as reflected in its U.S. dollar financial statements or to adjust its tax return on the basis of changes in foreign exchange rates rather than changes in the Israeli consumer price index.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investment, 1959, or the Investment Law, provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an Approved Enterprise. An application to the Investment Center of the Ministry of Industry and Trade must be submitted to obtain Approved Enterprise status. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The extent of the tax benefits available under the Investment Law, including the recent amendment discussed below, are determined by the geographic location of the enterprise. The location will also determine the period for which tax benefits are available.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. As explained below, following the amendment of the Investment Law which became effective on April, 1, 2005, companies may receive tax benefits under the law without applying for an Approved Enterprise status.

Tax benefits for income from Approved Enterprises approved before April 1, 2005

Before April 1, 2005, an Approved Enterprise was entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits. We have elected to forego the entitlement to grants and have applied for the alternative benefits, under which undistributed income that we generate from our Approved Enterprises will be tax-exempt for certain periods.

In 1999, our investment program in our facilities in Yokneam, Israel and in Tel Aviv, Israel was approved as an Approved Enterprise under the Investment Law. Our request for expansion of our Approved Enterprise was approved in 2004. Under the terms of our Approved Enterprise:

•	Once we begin generating taxable income (after setting off our losses from prior years) we will be entitled to a tax exemption with respect to the income derived from our Yokneam Approved Enterprise program for a period of ten years.

•	Once we begin generating taxable income (after setting off our losses from prior years) we will be entitled to a tax exemption with respect to the income derived from our Tel Aviv Approved Enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is more than 49% but less than 74%, 15% if the foreign investment level is more than 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond the earlier of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began.

The majority of our taxable income is attributable to our Approved Enterprise program in Yokneam.

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a Foreign Investors Company, or FIC, in which case the 12-year limit does not apply. We elected the alternative benefits track, and will additionally be subject to pay corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the alternative benefits track. If we are also deemed to be a FIC, and if the FIC is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

As we have elected the alternative benefits package, we are not obligated to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax benefits under an Amendment that became effective on April 1, 2005

On April 1, 2005, a significant amendment to the Investment Law became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. The amendment also authorizes the Investment Center, on an interim basis, to permit extensions and amendments of certificates of approval that were granted prior to the amendment coming into effect.

The amendment provides that Approved Enterprise status will only be necessary for receiving grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a benefited enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits track. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders, the repurchase by the company of its shares or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

The amendment sets a minimal amount of foreign investment required for a company to be regarded as a FIC.

Taxation of our Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. An individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not a substantial shareholder of the company issuing the shares, which is generally a shareholder with 10% or more of the right to profits, the right to nominate a director and voting rights. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he or she had been a substantial shareholder. The foregoing tax rates, however, will not apply to dealers in securities.

Corporations are subject to corporate tax rates in respect of capital gains from the sale of publicly-traded shares in Israeli companies. As described above in “— General Corporate Tax Structure,” recent changes in the law will reduce the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

Non-residents of Israel, including corporations, will generally be exempt from any capital gains tax from the sale of shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market and (iii) the shares were purchased after being listed on the designated stock market. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, which we refer to as the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, which we refer to as a Treaty United States Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. Under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the United States. In addition, a temporary provision of the Israeli tax laws exempts treaty country residents from capital gains tax on the sale of securities in Israeli companies purchased between July 1, 2005 and December 31, 2008, if certain conditions are met.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. For so long as the securities of the company are publicly traded, on distribution of dividends other than bonus shares or share dividends, income tax is withheld at the rate of 20% for dividends paid to individuals or foreign corporations and, upon application to the tax authorities, 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. The maximum tax rate on dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ordinary shares. This summary applies only to U.S. Holders that hold the ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	persons holding an ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to U.S. Holders will apply if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

Dividends

Mellanox currently does not intend to pay cash dividends in the foreseeable future. Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ordinary shares (including the amount of any Israeli taxes withheld therefrom) generally will be includable in your gross income in the year received as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ordinary shares) and thereafter as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. With respect to individual U.S. Holders for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (i) the ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (i) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Market. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares.

The amount of any distribution paid in NIS (including the amount of Israeli taxes withheld) will be equal to the U.S. dollar value of such NIS on the date such distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such NIS generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations, Israeli taxes withheld from a distribution will be eligible for credit against your U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of Israel or under the United States-Israel Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year, you may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ordinary shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such ordinary shares. If the consideration you receive for the ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the U.S. Internal Revenue Service), you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. Your tax basis in your ordinary shares generally will equal the cost of such ordinary shares. If you use foreign currency to purchase ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. However, if the ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Any such gain or loss generally will be U.S. source gain or loss (in the case of losses, subject to certain limitations) and will be treated as long-term capital gain or loss if your holding period in the ordinary shares exceeds one year. If you are an individual U.S. Holder, long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

In the event that you are subject to Israeli tax upon the gain from the disposition of ordinary shares, because it is likely that the source of any gain would be a U.S. source, you may not be able to credit such Israeli tax against your U.S. federal income tax liability with respect to the gain you realize on such disposition. You should consult your tax advisors regarding the creditability of any such tax.

Passive Foreign Investment Company

Based on our current and anticipated operations and composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2006. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ordinary shares in this offering and the expected price of the ordinary shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the income test); or

•	at least 50% of the total value of its assets (determined on the basis of a quarterly average) is attributable to passive assets, which are assets that produce or are held for the production of passive income (the asset test).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of our outstanding stock plus our liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of our ordinary shares. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of our ordinary shares would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ordinary shares may result in our being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you own ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any excess distribution that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. In addition, holders of stock in a PFIC may not receive a step up in basis on shares acquired from a decedent.

The PFIC rules described above will not apply to a U.S. holder that makes an election to treat us as a qualified electing fund. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a holder of marketable stock (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us to you except that the lower applicable capital gains rate discussed above under “— Dividends” would not apply.

The mark-to-market election is available only for marketable stock, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (regularly traded) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ordinary shares will be listed on The Nasdaq Global Market and, consequently, we expect that, assuming that the ordinary shares are listed on The Nasdaq Global Market and that the ordinary shares are regularly traded, the mark-to-market election would be available to you were we to be a PFIC.

If you hold ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares on proceeds from the sale, exchange or redemption of ordinary shares paid to you within the United States, and in some cases, outside of the United States unless you are an exempt recipient, such as a corporation, will be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Market sales of our ordinary shares after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares, or the perception that these sales could occur, could harm prevailing market prices for our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on 34,099,449 shares outstanding on December 1, 2006, we will have           ordinary shares outstanding upon completion of this offering, assuming no outstanding options are exercised prior to the closing of this offering. Of those shares, the           ordinary shares sold in this offering will be freely transferable without restriction, unless purchased by our existing shareholders (substantially all of which have entered into lock-up agreements, described below) or persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining           ordinary shares to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, 144(k) or Rule 701.

Subject to the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

•	shares will be eligible for sale prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701.

In addition, of the 6,047,989 shares issuable upon exercise of options to purchase our ordinary shares outstanding as of December 1, 2006, approximately 5,160,116 shares were vested and will be eligible for sale pursuant to Rule 701 180 days after the completion of this offering.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for one year or more, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of ordinary shares then outstanding, which will equal shares; or

•	the average weekly trading volume of our ordinary shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements on the manner of sale, notice and the availability of our current public information. Rule 144 also provides that affiliates that sell our ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell restricted shares under Rule 144(k) without complying with the volume limitations, manner of sale provisions, notice requirements or the provisions relating to the availability of current public information.

Rule 701

Under Rule 701, ordinary shares acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our share plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

As of December 1, 2006, options to purchase a total of 8,941,965 ordinary shares were outstanding, of which approximately 5,160,116were vested. All our ordinary shares issuable under these options are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our 1999 United States Equity Incentive Plan, 1999 Israeli Share Option Plan and our 2003 Israeli Share Option Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

Lock-Up Agreements

Each of our executive officers and directors and holders of 5% of our ordinary shares have entered into lock-up agreements pursuant to which they have agreed that they will not, for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and subject to other limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase an option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, pledge, sale, contract, grant, transfer or disposition, or enter into any such swap or other agreement. The lock-up agreements permit transfers of our ordinary shares subject to certain restrictions. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may, in their joint discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements subject to certain limitations. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. However, in the event that either (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period will be extended until 18 days following the date of the release of the earnings results or the occurrence of the material news or material event, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive such extension in writing.

Registration Rights

After the offering, the holders of           ordinary shares will be entitled to registration rights. For more information on these registration rights, see “Description of Authorized Share Capital — Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of our ordinary shares:

Number of
Name	shares

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Jefferies & Company, Inc.

Total:

The underwriting agreement provides that the underwriters are obligated to purchase all of the ordinary shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters will offer ordinary shares in a public offering in the United States and to institutional investors elsewhere. Each underwriter may offer and sell ordinary shares anywhere in the world where it is legally permitted to do so. There are no minimum or maximum limits on how many ordinary shares may be offered or sold in any particular country or region. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ordinary shares.

The total underwriting discounts and commissions paid to the underwriters will be     % of the total offering price of the ordinary shares. The following table summarizes the compensation and estimated expenses we will pay:

Total
		Without	With
	Per share	over-allotment	over-allotment

Underwriting discounts and commissions paid by us	$	$	$
Expenses payable by us

The underwriters propose to offer ordinary shares initially at the public offering price on the cover page of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per ordinary share from the initial public offering price. Any such securities dealers may resell any ordinary shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per ordinary share from the initial public offering price. If all of the ordinary shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

We have applied to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “MLNX.”

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by a negotiation between us and the underwriters and will not necessarily reflect the market price of the ordinary shares following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the valuation multiples of publicly traded companies that we and the representatives believe to be comparable to us;

•	the information in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we compete;

•	an assessment of our management, our past and present operations and the prospects for, and timing of, our future sales;

•	the present state of our development and our current financial condition;

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and

•	the general condition of the securities markets at the time of this offering.

Neither we nor the underwriters can assure you that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, as follows:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered.

We have agreed that, for a period of 180 days after the date of this prospectus, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., other than the ordinary shares to be sold in this initial public offering and any of our ordinary shares issued upon the exercise of options granted under our existing employee share option plans. However, in the event that either, (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Each of our executive officers and directors and holders of 5% of our ordinary shares have entered into lock-up agreements pursuant to which they have agreed that they will not, for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and subject to other limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase an option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or securities convertible into or exchangeable or exercisable for ordinary shares, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, pledge, sale, contract, grant, transfer or disposition, or enter into any such swap or other agreement. The lock-up agreements permit transfers of our ordinary shares subject to certain restrictions. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may, in their joint discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements subject to certain limitations. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. However, in the event that either (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up period will be extended until 18 days following the date of the release of the earnings results or the occurrence of the material news or material event, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. waive such extension in writing.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their on-line brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to           shares offered hereby for our directors, certain friends and family of our directors and certain of our officers. Participants in this program will agree that they will not, directly or indirectly, sell, transfer, assign, pledge or hypothecate any shares for a period of at least 180 days from the date of this prospectus and will comply with any other applicable rules imposed by NASD Regulation, Inc. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the ordinary shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ordinary shares.

Representations of Purchasers

By purchasing ordinary shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ordinary shares to the regulatory authority that by law is entitled to collect the information; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Further details concerning the legend authority for this information is available upon request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ordinary shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ordinary shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ordinary shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the ordinary shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ordinary shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the ordinary shares offered by this prospectus will be passed upon for us, with respect to U.S. law, by Latham  & Watkins LLP, Menlo Park, California, and, with respect to Israeli law, by Yigal Arnon & Co., Jerusalem, Israel. Partners of Latham & Watkins LLP hold an aggregate of, or have an interest in, 25,000 Series A-1 preferred shares, 4,704 Series B-1 preferred shares, 11,044 Series D redeemable preferred shares (which will convert into an aggregate of           ordinary shares upon the consummation of this offering), 1,428 ordinary shares of the company and options to purchase 10,000 ordinary shares, and partners of Yigal Arnon & Co. hold an aggregate of 7,564 Series B-1 preferred shares of the company. Certain legal matters in connection with the offering will be passed upon for the underwriters, with respect to U.S. law, by Morrison & Foerster LLP, San Francisco, California, and, with respect to Israeli law, by Meitar Liquornik Geva & Leshem Brandwein, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of Mellanox Technologies, Ltd. at December 31, 2004 and for each of the two years in the period ended December 31, 2004, included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Mellanox Technologies, Ltd. as of December 31, 2005 and for the year ended December 31, 2005, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and our directors, officers and the Israeli experts named in this prospectus, several of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and certain of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, and not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved in court as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, only if they find that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. The term “prejudice the sovereignty or security of the State of Israel” as used in the Israeli Law on Enforcement of Foreign Judgments has not been interpreted by Israeli courts. Furthermore, other authority under Israeli law with respect to such term is very limited, and does not provide guidance as to what criteria will be considered by an Israeli court in determining whether the enforcement of a foreign judgment would prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Mellanox Technologies, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our ordinary shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

MELLANOX TECHNOLOGIES, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mellanox Technologies, Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of convertible preferred shares and shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Mellanox Technologies, Ltd. and its subsidiary at December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Jose, California
September 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mellanox Technologies, Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred shares and shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Mellanox Technologies, Ltd. and its subsidiary at December 31, 2004, and the results of their operations and their cash flows for each of the two years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Kesselman & Kesselman
Haifa, Israel
June 29, 2006

MELLANOX TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except share and per share data)

				Pro forma
				shareholders’
				equity at
	December 31,		September 30,	September 30,
	2004	2005	2006	2006
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$10,944	$12,350	$15,800
Restricted cash	1,232	1,266	1,258
Short-term investments	1,608	—	—
Accounts receivable, net of allowance for doubtful accounts of $50, $95, and $85 for December 31, 2004 and 2005, and September 30, 2006 (unaudited), respectively	4,751	7,943	9,720
Inventories	1,692	4,031	3,145
Prepaid expenses and other	473	531	1,233

Total current assets	20,700	26,121	31,156

Property and equipment, net	2,026	2,327	2,860
Severance assets	1,625	1,812	2,207
Intangible assets, net	1,333	667	348
Other long-term assets	138	227	194

Total assets	$25,822	$31,154	$36,765

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,636	4,011	4,394
Other accrued liabilities	3,673	4,654	4,999
Capital lease obligations, current	—	216	527
Other liabilities, current	—	—	1,306

Total current liabilities	7,309	8,881	11,226

Accrued severance	1,818	2,189	2,746
Capital lease obligations	150	292	721
Other long-term obligations	2,196	1,908	136

Total liabilities	11,473	13,270	14,829

Commitments and contingencies (Note 8)
Mandatorily Redeemable Convertible Preferred Shares: Series D, NIS 0.01 par value, 11,346,500 shares authorized, 8,467,384 shares issued and outstanding; liquidation preference of $83,954, as of December 31, 2004 and 2005 and September 30, 2006 (unaudited). None issued and outstanding pro forma (unaudited)	55,417	55,583	55,715
Convertible Preferred Shares: Series A-1/2, NIS 0.01 par value, 8,000,000 shares authorized, 7,600,000 shares issued and outstanding, liquidation preference of $7,600; Series B-1/2, NIS 0.01 par value, 4,000,000 shares authorized, 3,893,650 shares issued and outstanding, liquidation preference of $25,737; Series C, NIS 0.01 par value, 405,000 shares authorized, 404,979 shares issued and outstanding, liquidation preference of $3,000, as of December 31, 2004 and 2005 and September 30, 2006 (unaudited). None issued and outstanding pro forma (unaudited)	36,338	36,338	36,338

Shareholders’ deficit
Ordinary shares: NIS 0.01 par value, 45,000,000 shares authorized, 12,780,830, 13,396,608 and 13,532,420 (unaudited) shares issued and outstanding as of December 31, 2004 and 2005 and September 30, 2006, respectively and shares pro forma (unaudited)	29	30	31
Additional paid-in capital	2,246	2,452	2,958
Accumulated other comprehensive loss	(3)	—	—
Accumulated deficit	(79,678)	(76,519)	(73,106)

Total shareholders’ deficit	(77,406)	(74,037)	(70,117)

Total liabilities, convertible preferred shares and shareholders’ deficit	$25,822	$31,154	$36,765

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of dollars, except share and per share data)

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Total revenues	$10,151	$20,254	$42,068	$29,874	$32,741
Cost of revenues	(4,535)	(8,736)	(15,203)	(11,253)	(9,601)

Gross profit	5,616	11,518	26,865	18,621	23,140

Operating expenses:
Research and development	14,457	12,864	13,081	9,307	11,064
Sales and marketing	5,298	5,640	7,395	5,291	6,080
General and administrative	1,720	1,719	3,094	2,118	2,544

Total operating expenses	21,475	20,223	23,570	16,716	19,688

Income (loss) from operations	(15,859)	(8,705)	3,295	1,905	3,452
Other income, net	308	123	326	281	232

Income (loss) before taxes on income	(15,551)	(8,582)	3,621	2,186	3,684
Provision for taxes on income	(12)	(306)	(462)	(329)	(271)

Net income (loss)	$(15,563)	$(8,888)	$3,159	$1,857	$3,413

Accretion of Series D mandatorily redeemable convertible preferred shares	(144)	(155)	(166)	(125)	(132)
Income allocable to preferred shareholders	—	—	(2,993)	(1,732)	(3,281)

Net income (loss) attributable to ordinary shareholders	(15,707)	(9,043)	0	0	0

Net income (loss) per share attributable to ordinary
shareholders — basic and diluted	$(1.33)	$(0.73)	$0.00	$0.00	$0.00

Shares used in computing income (loss) per share attributable to ordinary shareholders:
Basic	11,839	12,438	13,161	13,111	13,427
Diluted	11,839	12,438	15,913	15,824	16,840

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

(in thousands of dollars, except share data)

	Mandatorily								Accumulated
	redeemable convertible		Convertible				Additional	Shareholders’	other		Total
	preferred shares		preferred shares		Ordinary shares		paid-in	note	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	income loss	deficit	deficit
	(in thousands of dollars)
Balance at December 31, 2002	8,467,384	$55,118	11,898,629	$36,338	11,876,017	$28	$494	$(59)	$96	$(55,227)	$(54,668)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	(15,563)	(15,563)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(88)	—	(88)

Comprehensive net loss	—	—	—								(15,651)
Accretion of mandatorily redeemable convertible preferred shares	—	144	—	—	—	—	(144)	—	—	—	(144)
Amortization of deferred share-based compensation	—	—	—	—	—	—	420	—	—	—	420
Share-based compensation for non-employees	—	—	—	—	—	—	125	—	—	—	125
Exercise of share options	—	—	—	—	180,342	—	136	—	—	—	136
Increase in receivables from shareholders	—	—	—	—	—	—	—	(18)	—	—	(18)

Balance at December 31, 2003	8,467,384	$55,262	11,898,629	$36,338	12,056,359	$28	$1,031	$(77)	$8	$(70,790)	$(69,800)
Comprehensive loss
Net loss	—	—	—	—	—	—	—	—	—	(8,888)	(8,888)
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(11)	—	(11)

Comprehensive net loss											(8,899)
Accretion of mandatorily redeemable convertible preferred shares	—	155	—	—	—	—	(155)	—	—	—	(155)
Amortization of deferred share-based compensation					—	—	790	—			790
Share-based compensation for non-employees					—	—	234	—	—	—	234
Exercise of share options	—	—	—	—	722,971	1	336	—	—	—	337
Exercise of warrants	—	—	—	—	1,500	—	10	—	—	—	10
Repayment of receivables from shareholders	—	—	—	—	—	—	—	77	—	—	77

Balance at December 31, 2004	8,467,384	$55,417	11,898,629	$36,338	12,780,830	$29	$2,246	$—	$(3)	$(79,678)	$(77,406)

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	3,159	3,159
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	3		3

Comprehensive net income											3,162
Accretion of mandatorily redeemable convertible preferred shares	—	166	—	—	—	—	(166)	—	—	—	(166)
Share-based compensation for non-employees	—	—	—	—	—	—	31	—	—	—	31
Exercise of share options	—	—	—	—	615,778	1	341	—	—	—	342

Balance at December 31, 2005	8,467,384	$55,583	11,898,629	$36,338	13,396,608	$30	$2,452	$—	$—	$(76,519)	$(74,037)

Net income	—	—	—	—	—	—	—	—	—	3,413	3,413
Accretion of mandatorily redeemable convertible preferred shares	—	132	—	—	—	—	(132)	—	—	—	(132)
Share-based compensation for non-employees	—	—	—	—	—	—	121	—	—	—	121
Share-based compensation	—	—	—	—	—	—	51	—	—	—	51
Exercise of share options	—	—	—	—	135,812	1	438	—	—	—	439
Vesting of ordinary shares subject to repurchase	—	—	—	—	—	—	28	—	—	—	28

Balance at September 30, 2006 (unaudited)	8,467,384	$55,715	11,898,629	$36,338	13,532,420	$31	$2,958	$—	$—	$(73,106)	$(70,117)

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Cash flows from operating activities:
Net income (loss)	$(15,563)	$(8,888)	$3,159	$1,857	$3,413
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	—	50	45	77	(10)
Depreciation and amortization	3,312	2,452	1,730	1,299	1,401
Deferred income taxes	—	(137)	10	—	—
Realized loss on marketable securities	144	48	—	—	—
Share-based compensation expense	545	1,024	31	(20)	172
Accrued interest on restricted cash	(33)	(60)	(34)	(15)	(42)
Changes in assets and liabilities:
Accounts receivable	(957)	(2,942)	(3,237)	(563)	(1,767)
Inventories	(1,130)	2	(2,339)	(3,096)	886
Prepaid expenses and other assets	(362)	1,342	(157)	(269)	(525)
Accounts payable	1,702	1,423	543	1,101	519
Accrued liabilities and other payables	84	(51)	1,019	260	262

Net cash provided by (used in) operating activities	(12,258)	(5,737)	770	631	4,309

Cash flows from investing activities:
Purchase of short-term investments	(13,111)	(1,729)	—	—	—
Proceeds from sales and maturities of short-term investments	34,869	6,900	1,611	1,611	—
Purchase of severance-related insurance policies	(437)	(248)	(187)	(136)	(395)
Purchase of property and equipment	(325)	(1,060)	(962)	(788)	(606)
Return of restricted cash deposit	—	—	—	—	50

Net cash provided by (used in) investing activities	20,996	3,863	462	687	(951)

Cash flows from financing activities:
Principal payments on capital lease obligations	(921)	(489)	(168)	(23)	(203)
Payments on deferred public offering costs	—	—	—	—	(144)
Proceeds from exercise of share options and warrants	136	347	342	297	439
Proceeds from (issuances of) shareholder notes receivable	(15)	77	—	—	—

Net cash provided by (used in) financing activities	(800)	(65)	174	274	92

Net increase (decrease) in cash and cash equivalents	7,938	(1,939)	1,406	1,592	3,450
Cash and cash equivalents at beginning of period	4,945	12,883	10,944	10,944	12,350

Cash and cash equivalents at end of period	$12,883	$10,944	$12,350	$12,536	$15,800

Supplemental disclosures of cash flow information
Interest paid	$20	$17	$21	$8	$2

Income taxes paid	$—	$25	$460	$250	$60

Supplemental disclosure of noncash investing and financing activities
Receivable from shareholders in connection with issuance of ordinary shares and convertible preferred shares	$77	$—	$—	$—	$—

Software acquired under capital leases	$—	$(151)	$(403)	$(349)	$(942)

Acquisition of intangible assets	$(2,000)	$—	$—	$—	$(67)

Accretion on mandatorily redeemable convertible preferred shares	$144	$155	$166	$125	$132

The accompanying notes are an integral part of these consolidated financial statements.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND
SEPTEMBER 30, 2006 IS UNAUDITED

NOTE 1 — THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

Mellanox Technologies, Ltd., an Israeli corporation, and its wholly-owned subsidiary in the United States (collectively referred to as the “Company” or “Mellanox”), were incorporated and commenced operations in March 1999. Mellanox is a supplier of high-performance semiconductor interconnect solutions for computing, storage and communications applications. The principal market for the Company’s products is the United States.

Principles of presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Unaudited interim consolidated financial information

The accompanying unaudited consolidated balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the nine months ended September 30, 2005 and 2006 and the consolidated statements of convertible preferred shares and shareholders’ deficit for the nine months ended September 30, 2006 are unaudited. The unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited consolidated interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the Company’s results of operations and its cash flows for the nine months ended September 30, 2005 and 2006. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Risks and uncertainties

The Company is subject to all of the risks inherent in a company which operates in the dynamic and competitive semiconductor industry. Significant changes in any of the following areas could have a materially adverse impact on the Company’s financial position and results of operations: unpredictable volume or timing of customer orders; the sales outlook and purchasing patterns of the Company’s customers, based on consumer demands and general economic conditions; loss of one or more of the Company’s customers; decreases in the average selling prices of products or increases in the average cost of finished goods; the availability, pricing and timeliness of delivery of components used in the Company’s products; reliance on a limited number of subcontractors to manufacture, assemble, package and production test our products; the Company’s ability to successfully develop, introduce and sell new or enhanced products in a timely manner; product obsolescence and the Company’s ability to manage product transitions; and the timing of announcements or introductions of new products by the Company’s competitors.

Additionally, the Company has a significant presence in Israel, including research and development activities, corporate facilities and sales support operations. Uncertainty surrounding the political, economic and military conditions in Israel may directly impact the Company’s financial results.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Balances in individual bank accounts in excess of $100,000 are not insured. To mitigate risks, the Company deposits cash and cash equivalents with high credit quality financial institutions.

Restricted cash and deposits

The Company maintains certain cash amounts restricted as to withdrawal or use. The Company maintains a balance of approximately $1,258,000 that represents tenants’ security deposits in Israel that are restricted due to the tenancy agreement. The restricted deposits in Israel are recorded in U.S. dollars and presented at their cost, including accrued interest at rates of approximately 5% per annum.

Fair value of financial instruments

The Company’s financial instruments, including cash, cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Short-term investments

The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company places its short-term investments primarily in marketable government agency obligations and commercial paper. The Company had no short-term investments as of December 31, 2005 and September 30, 2006.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company’s accounts receivable are derived from revenue earned from customers located in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances based on historical collection experience and an economic risk assessment. If the Company determines that a specific customer is unable to meet its financial obligations to the Company, the Company provides an allowance for credit losses to reduce the receivable to the amount management reasonably believes will be collected.

The following table summarizes the revenues from customers in excess of 10% of the total revenues:

				Nine months
				ended
	Year ended December 31,			September 30,
	2003	2004	2005	2006

Cisco	23%	34%	44%	15%
Voltaire	13%	18%	12%	16%
SilverStorm	4%	6%	9%	11%
Hewlett-Packard	1%	0%	0%	10%
Virginia Tech	18%	0%	0%	0%

At September 30, 2006, Voltaire accounted for 23% of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable as of September 30, 2006.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventory

Inventory includes finished goods, work-in-process and raw materials. Inventory is stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market value. Reserves for potentially excess and obsolete inventory are made based on management’s analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company’s inventory less the related inventory reserve represents the new cost basis of such products.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization is generally calculated using the straight-line method over the estimated useful lives of the related assets over three years for computers, software license rights and other electronic equipment, and seven to 15 years for office furniture and equipment. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations in the period realized.

Intangible assets

Intangible assets consist of license rights that represent technology which the Company has purchased a perpetual right to use. They are amortized over an estimated useful life of three years using the straight-line method (see also Note 4).

Impairment of long-lived assets

In 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. To date, the Company has not recorded any impairment charges relating to its long-lived assets.

Revenue recognition

The Company accounts for its revenue under the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements.” Under SAB No. 104, revenues from sales of products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. The Company’s standard arrangement with its customers includes freight-on-board shipping point, 30-day payment terms, no right of return and no customer acceptance provisions. The Company generally relies upon a purchase order as persuasive evidence of an arrangement.

Probability of collection is assessed on a customer-by-customer basis. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined at the outset of an arrangement that collection is not probable, no product is shipped and no revenue is recognized unless cash is received in advance.

In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company provides for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. The Company’s warranty period for its products is generally one year. In cases where the customer wishes to extend the warranty for more than one year, the

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company charges an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied. To date, amounts received relating to extended warranty revenue have not been significant.

In accordance with Emerging Issuers Task Force (EITF) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” costs incurred for shipping and handling expenses to customers are recorded as cost of revenues. To the extent these amounts are billed to the customer in a sales transaction, the Company records the shipping and handling fees as revenue.

Product warranty

The Company typically offers a one-year limited warranty period for its products. The Company accrues for estimated returns of defective products at the time revenue is recognized based on prior historical activity. The determination of these accruals requires the Company to make estimates of the frequency and extent of warranty activity and estimated future costs to either replace or repair the products under warranty. If the actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to record additional cost of revenues may be required in future periods. Changes in the Company’s liability for product warranty during the years ended December 31, 2004 and December 31, 2005, and the nine-month period ended September 30, 2006, are as follows:

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Balance, beginning of the period	$0	$250	$517
New warranties issued during the period	337	817	271
Adjustments due to changes in estimates during the period	0	0	(44)
Settlements during the period	(87)	(550)	(198)

Balance, end of the period	$250	$517	$546

Research and development

Research and development expenses are charged to operations as incurred. Funds received from the Office of the Chief Scientist of Israel’s Ministry of Industry (the “OCS”) relating to the development of approved projects are recognized as a reduction of expenses when the company is entitled to receive those funds. Research and development expenses included in the statements of operations were reduced by grants from the OCS in the amounts for the periods indicated:

		Year ended
				Nine months ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars)			(unaudited)
Gross research and development operating expenses	15,891	14,190	13,124	9,350	11,064
Reduction due to OCS grants during the period	(1,434)	(1,326)	(43)	(43)	—

Total research and development operating expenses reported in the Statement of Consolidated Operations	14,457	12,864	13,081	9,307	11,064

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expense was approximately $12,000, $7,000 and $56,000 for the years ended December 31, 2003 and 2005 and the nine-month period ended September 30, 2006, respectively. No advertising expenses were incurred during the year ended December 31, 2004.

Share-based compensation

The Company maintains performance incentive plans under which incentive and non-qualified share options are granted primarily to employees and non-employee consultants. Prior to January 1, 2006, the Company accounted for share-based compensation for non-employee consultants in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”). FIN 28 provides for accelerated recognition of expense over the option vesting period. Prior to January 1, 2006, the Company accounted for share-based compensation for employees in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB No. 25, share-based compensation expense is recognized over the vesting period of the option to the extent that the fair value of the share exceeds the exercise price of the share option at the date of the grant.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of SFAS No. 123. The revision is referred to as SFAS No. 123(R), “Share-based Payment,” which supersedes APB No. 25 and requires companies to expense share-based compensation using a fair-value based method for costs related to share-based payments, including share options and shares issued under the Company’s employee share option plans. The deferred compensation amount calculated under the fair-value method will then be recognized over the respective requisite period of the share option, which is generally the vesting period.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), requiring measurement of the cost of employee services received in exchange for all equity awards granted based on the fair market value of the award on the grant date. Under this standard, the fair value of each employee share option is estimated on the date of grant using an options pricing model. The Company currently uses the Black-Scholes valuation model to estimate the fair value of its share-based payments.

Share-based compensation expense recognized in the Company’s financial statements starting on January 1, 2006 and thereafter is based on awards that are expected to vest. These amounts have been reduced by using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company will evaluate the assumptions used to value share awards on a quarterly basis.

To the extent that the Company grants additional equity securities to employees, share-based compensation expense will be increased by the additional compensation resulting from those additional grants.

Comprehensive income

Comprehensive income, as defined in SFAS No. 130, “Reporting Comprehensive Income,” includes all changes in shareholders’ deficit during a period from non-owner sources. The Company had unrealized losses of $88,000 and $11,000, and an unrealized gain of $3,000 during the years ended December 31, 2003, 2004 and 2005, respectively, as a result of changes in value of marketable securities that were categorized as available-for-sale. The Company had an unrealized gain of $3,000 during the nine-month period ended September 30, 2005 and no unrealized gains or losses during the nine-month period ended September 30, 2006. At December 31, 2004, the $3,000 accumulated other comprehensive loss consisted of accumulated gross unrealized losses on available-for-sale securities.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign currency translation

The Company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred, except for those expenses related to balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in net income (loss) as part of “Other income, net.”

Net income (loss) per share attributable to ordinary shareholders

Basic and diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. The calculation of diluted net income (loss) per share excludes potential ordinary shares if the effect is antidilutive. Potential ordinary shares are comprised of ordinary shares subject to repurchase rights, incremental ordinary shares issuable upon the exercise of share options or warrants and shares issuable upon conversion of convertible preferred shares.

In accordance with Emerging Issue Task Force (EITF) Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, earnings are allocated between the common shareholders and other security holders based on their respective rights to receive dividends. When determining basic earnings per share under EITF 03-6, undistributed earnings for a period are allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed. The form of such participation does not have to be a dividend. Any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share amounts):

				Nine months ended
	Years ended December 31,			September 30,	September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars)
				(unaudited)

Net income (loss)	$(15,563)	$(8,888)	$3,159	$1,857	$3,413

Accretion of Series D mandatorily redeemable convertible preferred shares	(144)	(155)	(166)	(125)	(132)
Income allocable to preferred shareholders	—	—	(2,993)	(1,732)	(3,281)
Net income (loss) attributable to ordinary shareholders	(15,707)	(9,043)	0	0	0

Basic and diluted shares:
Weighted average ordinary shares outstanding	11,897	12,456	13,176	13,118	13,434
Weighted average unvested ordinary shares subject to repurchase	(58)	(18)	(15)	(7)	(7)

Shares used to compute basic net income (loss) per share	11,839	12,438	13,161	13,111	13,427

Effect of dilutive securities
Ordinary share options	—	—	2,752	2,713	3,413

Dilutive potential ordinary shares	—	—	2,752	2,713	3,413

Shares used to compute diluted net income (loss) per share	11,839	12,438	15,913	15,824	16,840

Net income (loss) per share attributable to ordinary shareholders — basic and diluted	$(1.33)	$(0.73)	$0.00	$0.00	$0.00

The following table sets forth potential ordinary shares that are not included in the diluted net income (loss) per share attributable to ordinary shareholders above because to do so would be antidilutive for the periods indicated (in thousands):

				Nine Months ended
	December 31,			September 30,	September 30,
	2003	2004	2005	2005	2006
	(in thousands of shares)
				(unaudited)

Convertible preferred shares (Series A, B and C) upon conversion to ordinary shares	11,899	11,899	11,899	11,899	11,899
Convertible preferred shares (Series D) upon conversion to ordinary shares	8,467	8,467	8,467	8,467	8,467
Warrants to purchase ordinary shares	1,270	1,268	1,268	1,268	1,225
Options to purchase ordinary shares	156	295	327	158	76

	21,792	21,929	21,961	21,792	21,667

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment reporting

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” requires that companies report separately in the financial statements certain financial and descriptive information about operating segments profit or loss, certain specific revenue and expense items and segment assets. Additionally, companies are required to report information about the revenues derived from their products and service groups, about geographic areas in which the Company earns revenues and holds assets and about major customers. The Company has one reportable segment.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on the provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is considered more likely than not that some or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The adoption of SFAS No. 154 did not have an impact on the Company’s consolidated results of operations or financial condition.

In September 2005, the Emerging Issues Task Force, or EITF, issued Statement 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” or EITF 05-6. EITF reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on our financial position and results of operations.

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.” EITF 06-3 requires a company to disclose its accounting policy (i.e., gross or net presentation) regarding the presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the effect that the adoption of EITF 06-3 will have on our financial position and results of operations.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on its consolidated financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements,” or SAB No. 108. SAB No. 108 requires analysis of misstatements using both an income statement, or ‘rollover,’ approach and a balance sheet, or ‘iron curtain,’ approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective commencing with our fiscal year 2007 annual financial statements. We are currently assessing the potential impact that the adoption of SAB No. 108 will have on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for the Company as of January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

NOTE 2 — BALANCE SHEET COMPONENTS:

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Cash and cash equivalents:
Cash	$6,936	$3,284	$5,549
Money market funds	49	9,066	3,650
Commercial paper	249	0	—
Repurchase agreements	3,710	0	6,601

	$10,944	$12,350	$15,800

Accounts receivable, net:
Accounts receivable	$4,801	$8,038	$9,805
Less: Allowance for doubtful accounts	(50)	(95)	(85)

	$4,751	$7,943	$9,720

Inventories:
Raw materials	$69	$187	$274
Work-in-process	892	1,655	1,418
Finished goods	731	2,189	1,453

	$1,692	$4,031	$3,145

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Prepaid expense and other:
Prepaid expenses	$158	$335	$313
Deferred public offering costs	0	0	756
Deferred tax assets, current	137	87	87
Grants receivable	72	0	0
Other	106	109	77

	$473	$531	$1,233

Property and equipment, net:
Computer equipment and software	$13,763	$15,125	$16,494
Furniture and fixtures	760	762	779
Leasehold improvements	549	549	536

	15,072	16,436	17,809
Less: Accumulated depreciation and amortization	(13,046)	(14,109)	(14,949)

	$2,026	$2,327	$2,860

Depreciation expense totaled approximately $3,312,000, $1,785,000, $1,063,000, $799,000 and $881,000 for the years ended December 31, 2003, 2004 and 2005, and for the nine-month periods ended September 30, 2005 and September 30, 2006, respectively. Amortization of intangible assets totaled approximately $0, $667,000, $667,000, $500,000 and $520,000 for the years ended December 31, 2003, 2004 and 2005, and for the nine-month periods ended September 30, 2005 and September 30, 2006, respectively.

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Other accrued liabilities:
Payroll and related expenses	$1,374	$1,819	$2,160
Professional services	910	900	998
Royalties	291	566	245
Warranty	250	517	546
Restructuring, current	530	344	79
Sales commissions	204	408	432
Taxes Payable	0	0	150
Other	114	100	389

	$3,673	$4,654	$4,999

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Other long-term obligations:
Obligation on purchase of intangible assets	$1,915	$1,592	$0
Restructuring, noncurrent	281	0	0
Federal income tax payable	0	93	93
Other	0	223	43

	$2,196	$1,908	$136

NOTE 3 — SHORT-TERM INVESTMENTS:

As of December 31, 2004, the Company had available-for-sale debt securities of $1,608,000, consisting of U.S. Treasury notes with an unamortized cost of $1,362,000 and gross unrealized losses of $3,000, and corporate bonds with an unamortized cost of $249,000 and no unrealized losses or gains. These securities all matured in 2005 and were converted into cash. As of December 31, 2005 and September 30, 2006, the Company had no marketable securities.

NOTE 4 — INTANGIBLE ASSETS:

In December 2003, the Company entered into a perpetual license agreement with Vitesse Semiconductor Corporation to use certain intellectual property (IP) in the development of future products for a total price of $2,000,000. The terms of the license agreement require that the total license amount of $2,000,000 be paid through periodic payments as products that incorporate the acquired IP are sold with the total amount due in full by January 31, 2007. Interim payments are payable quarterly on or before 30 days after the end of the quarter in which sales of the products giving rise to the accelerated payment obligation occurred, if any. The Company has no payment obligations in excess of the original $2,000,000 cost of the IP.

At December 31, 2005, approximately $1,600,000 remained payable. This amount was included as part of “Other long-term obligations” in the consolidated balance sheet. At September 30, 2006, approximately $1,300,000 remained payable. This amount was included as “Other liabilities, current” in the consolidated balance sheet, and must be paid by January 31, 2007.

In September 2006, the Company entered into a license agreement with a third party provider to use certain IP in the development of future products for a total price of $201,000. At September 30, 2006, approximately $67,000 remained payable.

NOTE 5 — SEVERANCE:

Israeli law generally requires the payment of severance pay upon the retirement, death or termination without cause of an employee. The severance pay liability of the Company to its Israeli employees is based upon the number of years of service and the latest monthly salary. The Company partially funds this liability through the purchase of insurance policies. Once an amount is contributed, the Company generally does not have access to those assets except for use in fulfillment of its severance obligation.

The deposited funds include profits accumulated through the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The carrying value of the deposited funds is based on the cash surrender value of these policies. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, the severance liability and severance assets totaled approximately $2,189,000 and $1,812,000, respectively. As of September 30, 2006, the severance liability and severance assets totaled approximately $2,746,000 and $2,207,000, respectively.

NOTE 6 — BORROWINGS:

Line of credit

The Company entered into a two-year agreement with a financial institution on August 16, 2005 for a credit facility, pursuant to which it may, from time to time, borrow an aggregate principal amount up to $5,000,000. Borrowings are unlimited up to $2,000,000, after which they are not to exceed 80% of the Company’s eligible outstanding accounts receivable. The Company may select the interest rate for any borrowings, based on either a fluctuating rate determined by the lender of prime less 0.75% or a fixed rate equal to LIBOR plus 2.1%. As security for all indebtedness under the facility, the Company grants collateral in the form of security interests of first priority on all accounts receivable and other rights to payment, general intangibles and inventory. The Company entered into an amendment to the credit facility on June 30, 2006. Pursuant to the terms of the credit facility, as amended, the Company must maintain a minimum balance of cash and cash equivalents and be profitable before taxes on an annual basis. The Company has never borrowed any amounts under the line of credit as of September 30, 2006.

NOTE 7 — RESTRUCTURING LIABILITY

During the year ended December 31, 2002, the Company restructured its operations, including a significant reduction in the research and development staff in Israel. As a result, a portion of the Company’s leased facilities were no longer occupied, and the Company recorded a restructuring obligation for the remaining lease payments. The changes in the restructuring liability are as follows:

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Restructuring liability at the beginning of the period	$1,426	$811	$344
Restructuring costs paid in the year	(615)	(467)	(265)

Restructuring liability at the end of the period	$811	$344	$79

The Company expects to fully pay the remaining restructuring liability before the end of fiscal year 2006.

NOTE 8 — COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space and motor vehicles under operating leases with various expiration dates through 2009. Rent expense was $769,000, $918,000, $1,130,000, $723,000 and $676,000 for the years ended December 31, 2003, 2004 and 2005, and the nine-month periods ended September 30, 2005 and September 30, 2006, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has entered into capital lease agreements for the electronic design automation software used by the research and development department. The total amount of assets under capital lease agreements within “Property and equipment, net” was approximately $374,000, $777,000 and $1,719,000 for the years ended December 31, 2004 and 2005, and for the nine-month period ended September 30, 2006, respectively. As of September 30, 2006, future minimum lease payments under non-cancelable operating and capital leases totaled approximately $7,611,000. As of December 31, 2005, future minimum lease payments under non-cancelable operating and capital leases, and future minimum sublease rental receipts under non-cancelable operating leases are as follows:

	Capital	Operating	Sublease
Year ended December 31,	leases	leases	income
	(in thousands of dollars)

2006	$219,322	$1,767	$134
2007	219,318	696	74
2008	80,586	465	0
2009	0	104	0
2010	0	0	0

Total minimum lease payments and sublease income	519,226	$3,032	$208

Less: Amount representing interest	(10,938)

Present value of capital lease obligations	508,288
Less: Current portion	(216,554)

Long-term portion of capital lease obligations	$291,734

Purchase commitments

At December 31, 2005, the Company had no non-cancelable purchase commitments with suppliers beyond one year. At September 30, 2006, the Company had no non-cancelable purchase commitments with suppliers beyond one year.

Royalty obligations

Prior to 2003, the Company received funds totaling $600,000 from the Binational Industrial Research and Development Foundation (the “BIRD Foundation”). As a result, the Company is obligated to pay the BIRD Foundation royalties from sales of products in the research and development of which the BIRD Foundation participated by way of grants. Royalty rates range from 1.45% to 2.95% of “qualifying” product revenue. If the length of time of repayment exceeds four years, the grant amount to be repaid increases to 150% of the original amount. Should the Company decide to discontinue sales of the “qualifying” products, no additional amounts are required to be paid. At December 31, 2005 and September 30, 2006, the contingent liability in respect of royalties payable to the BIRD Foundation totaled $624,000 and $517,000, respectively.

Since 2003, the Company has also received approximately $2,800,000 in OCS funding. The terms of the OCS grants require the Company to pay the OCS royalties if products are developed using the OCS funding. For those products that are developed and ultimately result in revenues to the Company, royalties will be paid to the OCS at the rate of 4% of sales of such OCS-funded products. Grants from the OCS are repaid with an annual interest rate based on the LIBOR interest rate on the date of payment. The repayment of OCS grants is contingent on future sales of products developed with the support of such grants and the Company has no obligation to refund these grants if future sales are not generated.

The terms of OCS grants generally prohibit the manufacture of products developed with OCS funding outside of Israel without the prior consent of the OCS. The OCS has approved the manufacture outside of Israel by the

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company of its IC products, subject to an undertaking by the Company to pay the OCS royalties on the sales of the Company’s OCS-supported products until such time as the total royalties paid equal 120% of the amount of OCS grants.

Under applicable Israeli law, OCS consent is also required for the Company to transfer technologies developed with OCS funding to third parties in Israel. Under a recent amendment to the relevant legislation, transfer of OCS-funded technologies outside of Israel is permitted with the approval of the OCS and in accordance with the restrictions and payment obligations set forth under Israeli law. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports of products from Israel or the sale of products developed with these technologies. The Company does not anticipate the need to transfer any of its intellectual property rights outside of Israel at this time.

As of December 31, 2005, the Company had repaid $686,000 to the OCS, and the maximum amount of the contingent liability in respect of royalties payable to the OCS totaled $2,800,000. As of September 30, 2006, the Company had repaid $960,000 to the OCS, and the maximum amount of the contingent liability in respect of royalties payable to the OCS totaled approximately $2,500,000.

Contingencies

The Company is not currently subject to any material legal proceedings. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the semiconductor industry.

NOTE 9 — MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE PREFERRED SHARES:

Convertible preferred shares at December 31, 2004 and 2005, and September 30, 2006 consists of the following:

				Proceeds
				net of
	Shares		Liquidation	issuance
	Authorized	Outstanding	amount	costs

Series A-1 Convertible Preferred Shares	5,000,000	4,800,000	$4,800,000	$4,800,000
Series A-2 Convertible Preferred Shares	3,000,000	2,800,000	2,800,000	2,800,000
Series B-1 Convertible Preferred Shares	3,000,000	2,993,698	19,788,344	19,788,344
Series B-2 Convertible Preferred Shares	1,000,000	899,952	5,948,683	5,948,683
Series C Convertible Preferred Shares(1)	405,000	404,979	3,000,894	3,000,894
Series D Mandatorily Redeemable Convertible Preferred Shares	11,346,500	8,467,384	83,954,112	54,983,000

	23,751,500	20,366,013	$120,292,033	$91,320,921

(1)	The Series C convertible preferred shares were issued in exchange for software.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The holders of preferred shares have various rights and preferences as follows:

Voting

The holders of Series A-1 convertible preferred shares (“Series A-1”), Series B-1 convertible preferred shares (“Series B-1”), Series C convertible preferred shares (“Series C”) and Series D mandatorily redeemable convertible preferred shares (“Series D”) have voting rights based on the number of ordinary shares into which the Series A-1, Series B-1, Series C and Series D shares are convertible. The holders of Series A-2 convertible preferred shares (“Series A-2” and together with Series A-1, “Series A”) and Series B-2 convertible preferred shares (“Series B-2” and together with Series B-1, “Series B”) have no voting rights. Certain voting rights of the holders of the preferred shares apply with respect to certain matters, as specified in the Company’s amended and restated articles of association. The Company must obtain approval from the holders of a majority of the Series A-1, Series B-1, Series C and Series D shares, voting together as a single class, to increase the authorized number of directors (unless such increase is approved by at least 75% of the board of directors) or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting power of the surviving entity. The Company must obtain approval from the holders of 67% of the Series A-1, Series B-1 and Series C, voting together as a single class, to: increase the number of authorized preferred shares; authorize, create or issue any securities senior to the preferred shares; alter the amended and restated articles of association in a manner that adversely affects the preferred shares; repurchase or redeem any ordinary shares other than in connection with termination of employment; or pay any dividends on the ordinary shares. The Company must obtain approval from the holders of a majority of the Series D shares to: change the authorized number of directors; increase or decrease the number of authorized ordinary shares or preferred shares; authorize, create or issue any securities on parity with or senior to the Series D shares; alter the amended and restated articles of association; alter the rights, preferences, privileges or restrictions of the Series D shares in a manner that adversely affects such shares; repurchase or redeem any ordinary shares or preferred shares other than in connection with termination of employment or the redemption of the Series D shares in accordance with the amended and restated articles of association; pay any dividends on the ordinary shares or preferred shares; or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting power of the surviving entity.

Dividends

The holders of Series D shares are entitled to receive dividends in preference to any dividend on the Series A, Series B, and Series C and ordinary shares at an annual rate equal to 7% of their original issue price. Thereafter, holders of Series A, Series B and Series C shares are entitled to receive dividends in preference to any dividend on the ordinary shares at an annual rate equal to 7% of their respective original issue prices. Such dividends on the Series A, Series B, Series C and Series D shares will be non-cumulative and will be paid only when and if declared. After payment of such dividends to the holders of Series A, Series B and Series C shares, any additional dividends declared shall be distributed among all holders of Series D and ordinary shares in proportion to the number of ordinary shares that would be held by each such holder if the Series D shares were converted into ordinary shares. No dividends on Series A, Series B, Series C or Series D or ordinary shares have been declared by the board from inception through September 30, 2006.

Liquidation

Upon liquidation or dissolution of the Company, the holders of the Series D shares shall be entitled to receive, prior and in preference to any other holders of shares of the Company, an amount per share equal to one and a half times their original issue price (subject to adjustment in respect of share splits, share dividends and like events), plus all declared but unpaid dividends. Then, the holders of the Series A, Series B, Series C and Series D shares shall be entitled to receive an amount per share equal to one time their respective original issue price (subject to adjustment in respect of share splits, share dividends and like events), plus all declared but unpaid dividends. The remaining assets and funds legally available for distribution, if any, will be distributed equally to the holders of the Series A,

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series B and Series C shares (on an as-converted basis) and ordinary shares until such time as the holders of the Series A, Series B and Series C shares receive an amount per share equal to two times their respective original issue prices (subject to adjustment in respect of share splits, share dividends and like events).

Conversion

Each share of Series A, Series B, Series C and Series D is, at the option of the holder of such share, at any time, convertible into one ordinary share, subject to certain adjustments. The outstanding Series A, Series B, Series C and Series D shares automatically convert into ordinary shares upon the closing of an underwritten public offering with at least $15 million (in the case of the Series A) and $50 million (in the case of the Series B, Series C and Series D) in net proceeds to the Company, and an offering price per share of at least $3.00 (in the case of the Series A) and $16.53 (in the case of the Series B, Series C and Series D), subject in each case to adjustments for share splits, dividends, reclassifications and the like (a “Qualified IPO”). In addition, the Series A, Series B, Series C and Series D will be automatically converted into ordinary shares upon the affirmative vote of the holders of the majority of the issued and outstanding Series D shares (including the vote of Bessemer Venture Partners for so long as Bessemer Venture Partners continues to hold at least 567,500 Series D shares) in connection with the consummation of an underwritten public offering in which the offering price per share is less than $16.53 (subject to adjustments for share splits, dividends, reclassifications and the like) or in connection with a liquidation transaction, as described in the Company’s amended and restated articles of association. In addition, the Series A-2 and Series B-2 shares may be converted to Series A-1 and Series B-1 shares upon the transfer of such shares to a bona fide purchaser unaffiliated with the transferor or immediately prior to the consummation of a Qualified IPO.

Anti-dilution adjustments

The Series D will be protected against dilution if the Company issues any capital shares or securities convertible into or exchangeable for capital shares at a price per share less than the price per share paid by the holders of the Series D, in which case such adjustment shall be on a full-ratchet basis. In addition, the per share conversion rate of the Series D will be determined by multiplying $6.61, as adjusted for stock splits, by 2.5, and dividing by the price per share paid in this offering. Therefore, depending on the price of the shares sold in this offering, the holders of the Series D may receive more than one ordinary share for each share of Series D converted in connection with this offering. Under the provisions of our amended and restated Articles of Association, we will not know the conversion rate of the Series D until the public offering price is determined. No such adjustment to the Series D conversion price will trigger any other antidilution adjustments, nor will it trigger any rights of first offer or other preemptive rights.

Redemption

The Company’s Series A-1, Series A-2, Series B-1, Series B-2 and Series C preferred shares are considered redeemable for accounting purposes. The Company initially recorded the Series A-1, Series A-2, Series B-1, Series B-2 and Series C preferred shares at their fair values on the dates of issuance, net of issuance costs. A deemed liquidation event could occur as a result of the sale of all or substantially all of the assets of the Company or any acquisition of the Company by another entity by means of a merger or consolidation in which the shareholders of the Company do not hold at least 50% of the voting power of the surviving entity or its parent. Because the deemed redemption event is outside the control of the Company, all preferred shares have been presented outside of permanent equity in accordance with EITF Topic D-98, “Classification and Measurement of Redeemable Securities.” Further, the Company has not adjusted the carrying values of the Series A-1, Series A-2, Series B-1, Series B-2 and Series C preferred shares to the redemption value of such shares, because it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Series D shares must be redeemed by the Company upon the request of holders of a majority of the outstanding Series D shares at any time after September 30, 2007. The shares must be redeemed by the Company at a price equal to the original issue price and declared but unpaid dividends. The difference between the carrying value of the Series D shares and their redemption value is being accreted using the effective interest method through September 2007.

Warrants

In conjunction with the issuance of the Series D shares, the holders of Series D shares received warrants to purchase an aggregate of 1,270,074 ordinary shares at an exercise price of $6.61 per share. The warrants were recorded as a component of the shareholders’ deficit at a fair value of approximately $54,000 on the date of issuance. The fair value was estimated by using the Black-Scholes option-pricing model. Assumptions used in the model included a risk-free interest rate of 4.02%, term to maturity of 5 years, 50% volatility and 0% dividend yield. The warrants are exercisable for a period ending at the earlier of an IPO, a merger or liquidation or October 2006 or November 2006, as the case may be. At December 31, 2005, warrants had been exercised for 1,500 ordinary shares. At September 30, 2006, warrants had been exercised for a total of 45,270 shares (See also Note 15).

NOTE 10 — ORDINARY SHARES:

The Company’s amended and restated articles of association, authorize the Company to issue 45,000,000 ordinary shares of nominal value new Israeli shekels (NIS) 0.01 each. A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting, which is generally over a four-year period from the earlier of issuance date or employee hire date, as applicable, until vesting is complete. As of December 31, 2004 and 2005 and September 30, 2006, 13,626, 15,000 and 6,094 ordinary shares, respectively, were subject to repurchase.

NOTE 11 — SHARE OPTION PLANS:

In 1999, the Company’s board of directors approved share option plans for U.S. and Israeli optionees (together, the “1999 Plan”), pursuant to which options may be granted to directors, employees and consultants of the Company. In 2003, the Company’s board of directors approved an additional share option plan for Israeli optionees (the “2003 Plan” and together with the 1999 Plan, the “Plans”), pursuant to which options may be granted to directors, employees and consultants of the Company.

Options granted under the Plans may be either incentive share options or nonqualified share options. Incentive share options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified share options (“NSO”) may be granted to Company employees and consultants. In 2001, NSO options on an additional 102,000 ordinary shares were approved by the Company’s board of directors for certain service providers to the Company.

As of September 30, 2006, the Company had reserved 11,407,542 ordinary shares for issuance under the Plans. Each option granted under the Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration date of the respective option. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares for which such options are exercised. The options vest primarily over a period of four years. Any options which are forfeited or not exercised before expiration become available for future grants.

Share options granted to U.S. employees under the 1999 Plan include an early exercise option, pursuant to which unvested options can be exercised and the related shares received are subject to a repurchase right held by the Company. The related shares are considered issued and outstanding for accounting purposes but are not deemed exercised until the Company’s repurchase right expires. Accordingly, the Company accounts for the cash received in consideration for the early exercised options as a liability. The purchase price of the early exercised shares subject to the Company’s repurchase right is equal to the original exercise price of the share options. The Company’s

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase right lapses as the early exercised shares vest. As of December 31, 2004 and 2005 and September 30, 2006, 13,626, 15,000 and 6,094 ordinary shares, respectively, were subject to repurchase.

	Options outstanding
			Weighted
	Shares	Number	average
	available	of	exercise
	for grant	shares	price

Outstanding at December 31, 2003	2,953,095	7,258,026	$0.73
Options granted	(1,142,500)	1,142,500	2.07
Options exercised	—	(742,908)	0.47
Options forfeited/expired	1,068,419	(1,068,419)	0.86

Outstanding at December 31, 2004	2,879,014	6,589,199	0.96
Options granted	(2,448,653)	2,448,653	3.37
Options exercised	—	(620,378)	0.56
Options repurchased	4,600	—	1.35
Options forfeited/expired	388,076	(388,076)	0.88

Outstanding at December 31, 2005	823,037	8,029,398	1.74
Options granted (unaudited)	(261,500)	261,500	4.95
Options exercised (unaudited)	—	(92,042)	1.77
Options forfeited/expired (unaudited)	635,977	(635,977)	2.80

Outstanding at September 30, 2006 (unaudited)	1,197,514	7,562,879	$1.76

The weighted average fair value of options granted was approximately $0.16, $0.27, $0.49, $0.51 and $3.81 for the years ended December 31, 2003, 2004 and 2005, and for the nine-month periods ended September 30, 2005 and September 30, 2006, respectively. The following tables provide additional information about all options outstanding and exercisable at December 31, 2005 and September 30, 2006:

At December 31, 2005:

	Options outstanding at			Options exercisable at
	December 31, 2005			December 31, 2005
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise price	outstanding	life (years)	price	outstanding	price

$0.10 - $0.66	1,200,200	4.12	$0.40	1,200,200	$0.40
0.74 - 0.74	1,934,877	5.31	0.74	1,934,815	0.74
0.84 - 0.84	804,803	6.44	0.84	722,025	0.84
1.50 - 2.00	1,268,241	8.37	1.79	976,611	1.81
2.20 - 2.60	878,424	9.14	2.42	617,434	2.50
2.90 - 2.90	211,600	9.42	2.90	55,500	2.90
3.00 - 3.00	59,000	9.53	3.00	51,600	3.00
3.10 - 3.10	74,850	9.67	3.10	—	—
3.15 - 3.15	214,200	9.90	3.15	4,166	3.15
3.80 - 3.80	1,383,203	9.93	3.80	488,203	3.80

$0.10 - $3.80	8,029,398	7.25	$1.74	6,050,554	$1.32

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Of the 6,050,554 options exercisable as of December 31, 2005, 4,524,270 options were fully vested and 1,526,284 were unvested but exercisable by U.S. employees under the 1999 Plan.

At September 30, 2006 (unaudited):

	Options outstanding at			Options exercisable at
	September 30, 2006			September 30, 2006
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise price	outstanding	life (years)	price	outstanding	price

$0.10 - $0.66	1,175,200	3.37	$0.39	1,175,200	$0.39
0.74 - 0.74	1,890,377	4.56	0.74	1,890,377	0.74
0.84 - 0.84	789,720	5.70	0.84	788,554	0.84
1.50 - 2.00	1,218,917	7.61	1.78	1,051,915	1.79
2.20 - 3.10	806,162	8.45	2.72	494,580	2.56
3.15 - 3.15	214,200	9.15	3.15	41,666	3.15
3.80 - 3.80	1,236,803	9.19	3.80	539,203	3.80
4.25 - 4.90	101,500	9.54	4.64	1,500	4.90
5.10 - 5.10	46,000	9.74	5.10	—	—
5.25 - 5.25	84,000	9.87	5.25	—	—

$0.10 - $5.25	7,562,879	6.45	$1.76	5,982,995	$1.31

Of the 5,982,995 options exercisable as of September 30, 2006, 4,941,123 options were fully vested and 1,041,872 were unvested but exercisable by U.S. employees under the 1999 Plan.

Share-based compensation

As discussed in Note 1, the Company adopted SFAS No. 123(R) as of January 1, 2006 using the prospective transition method. Under this method, SFAS No. 123(R) is applied to new awards and to awards modified, repurchased or cancelled after the adoption date of January 1, 2006. Compensation cost that was previously recorded under APB No. 25 for employee awards outstanding at the adoption date, such as unvested options, will continue to be recognized as the options vest. Compensation cost for non-employees that was recorded under FAS No. 123 will also continue to be recognized as the options vest. Accordingly, for the six-month period ended June 30, 2006, share-based compensation expense includes compensation cost related to estimated fair values of awards granted after the adoption of SFAS No. 123(R), compensation costs related to unvested awards at the date of adoption based on the intrinsic values as previously recorded under APB No. 25, and compensation costs for share-based awards granted to non-employees prior and subsequent to January 1, 2006 recorded under FAS No. 123.

The fair value of options granted after January 1, 2006 is estimated on the grant date using the Black-Scholes option valuation model. This valuation model requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term the options granted are expected to be outstanding, the volatility of the Company’s ordinary shares, an assumed risk-free interest rate and the estimated forfeitures of unvested share options. To the extent actual forfeitures differ from the estimates, the difference will be recorded as an adjustment in the period estimates are revised. No compensation cost is recorded for options that do not vest. Since the Company’s shares have not been actively traded in the past, volatility is based on an average of the historical volatilities of the Company’s peer group in the industry in which it does business. The expected term is calculated using the simplified method described in Question 6 of SEC Staff Accounting Bulletin (SAB) No. 107. The risk-free rate is based on the five-year Treasury bond yield as of the last day of the quarter. Expected forfeitures are based on the Company’s historical experience.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following assumptions are used to value share options granted in the nine months ended September 30, 2006: volatility of 89%, an average risk free rate is 4.68%, an expected term of 6.25 years, a dividend rate of zero and an estimated annual forfeiture rate of 13%.

Had compensation cost for the Company’s share-based compensation plan been determined prior to January 1, 2006 based on the fair value at the grant dates for the awards under the minimum-value method prescribed by SFAS No. 123, the Company’s net income (loss) would have been decreased (increased) to the pro forma amounts indicated below:

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005
	(in thousands of dollars)
				(unaudited)

Net income (loss) as reported:	$(15,563)	$(8,888)	$3,159	$1,857
Add total employee share-based compensation included in the determination of net income (loss)	420	790	17	0
Deduct total employee share-based compensation determined under minimum-value method	(202)	(412)	(192)	(127)

Net income (loss) pro forma:	$(15,345)	$(8,510)	$2,984	$1,730

Pro forma disclosures for the nine months ended September 30, 2006 are not presented because share-based compensation was accounted for under SFAS No. 123(R)’s fair-value method during this period.

The exercise price for options granted to employees generally equals the fair value of the Company’s ordinary shares at the date of grant. However, for certain options, the exercise prices were paid with funds received pursuant to loans granted by the Company during the years 1999 and 2000, and accordingly were subject to variable accounting until the repayment of the loans. Therefore, in 2003 and 2004, the Company charged to the statements of operations compensation expense of $420,000 and $395,000 relating to these options. All loans were fully repaid as of December 31, 2004.

In 2004, the Company modified several employee share option agreements to allow terminating employees to exercise their options and purchase vested shares beyond the standard time period allowed under the plans. The Company charged to the statements of operations compensation expense of $395,000 in respect of these options in 2004. In 2005, one option holder’s option was modified to accelerate the vesting of a portion of the shares subject to the option. The expense associated with this modification was $16,500.

For the nine months ended September 30, 2005, two option grants for non-employee consultants were cancelled. Share-based option expense was previously recognized for these grants using an accelerated method. Therefore, at the time of the cancellation, a credit to share-based expense was recognized for that portion that was unvested at the time of cancellation. This resulted in a total credit to share-based compensation expense for the period of approximately $20,000.

For share options granted since January 1, 2006, the Company estimates the fair value of the options as of the date of grant using the Black-Scholes valuation model and applies the straight-line method to attribute share-based compensation expense. For the nine-month period ended September 30, 2006, the Company recorded share-based compensation expense for employees totaling $51,300.

In connection with the grant of share options to non-employees, the Company recorded share-based compensation expense under FAS No. 123 of $125,000, $234,000, $14,600, $(20,000) and $121,000 for the

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years ended December 31, 2003, 2004 and 2005, and for the nine-month periods ended September 30, 2005 and September 30, 2006, respectively.

The following table sets forth the assumptions that were used in determining the fair value of options granted to non-employees for the years ended December 31, 2004 and 2005, and the nine month period ended September 30, 2006:

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
			(unaudited)

Contractual life	10 years	10 years	10 years
Risk-free interest rates	3.46%	4.38%	4.68%
Volatility	75%	75%	89%
Dividend yield	0%	0%	0%

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars)
				(unaudited)

Research and development	$0	$329	$0	$0	$30
Sales and marketing	512	504	16	(31)	119
General and administrative	33	191	15	11	23

Total share-based compensation expense	$545	$1,024	$31	$(20)	$172

NOTE 12 — INCOME TAXES:

The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of dollars)

United States	$247	$493	$498
Israel	(15,798)	(9,075)	3,123

Income (loss) before income taxes	$(15,551)	$(8,582)	$3,621

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of dollars)

Current:
U.S. federal	$12	$396	$394
State and local	0	47	26
Foreign	0	0	0

	12	443	420

Deferred:
U.S. federal	$0	$(116)	$36
Other	0	(21)	6

Provision for taxes on income	$12	$306	$462

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2004 and 2005, temporary differences which gave rise to significant deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2004	2005
	(in thousands of dollars)

Deferred tax assets:
Depreciation and amortization	$37	$7
Reserves and accruals	100	87
Net operating loss carryforwards	201	161

Total deferred tax assets	338	255

Valuation allowance	(201)	(161)

Deferred tax assets	$137	$94

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	Year ended December 31,
	2003	2004	2005

Tax at statutory rate	(36.00)%	(35.00)%	34.00%
State, net of federal benefit	(0.04)	0.05	1.38
Meals and entertainment	0.03	0.06	0.30
Tax at rates other than the statutory rate	36.70%	38.74%	(20.58)%

Provision for taxes	0.69%	3.85%	15.10%

In accordance with generally accepted accounting principles, a valuation allowance must be established for a deferred tax asset if it is more likely than not that a tax benefit will not be realized from the asset in the future. The Company has a net operating loss of approximately $76 million as of December 31, 2005. This loss carryforward will be offset against future income in Israel that is subject to the Approved Enterprise Tax Holiday. The Company will begin to enjoy the full benefit of the Approved Tax Holiday once the net operating losses are fully realized.

The Company’s operations in Israel have been granted “Approved Enterprise” status by the Investment Center in the Israeli Ministry of Industry Trade and Labor, which makes the Company eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the Approved Enterprise program, income that is attributable to the Company’s operations in Yokneam, Israel will be exempt from income tax for a period of ten years commencing when the Company first generates taxable income (after setting off its losses from prior years). Income that is attributable to the Company’s operations in Tel Aviv, Israel will be exempt from income tax for a period of two years commencing when the Company first generates taxable income (after setting off its losses from prior years), and will be subject to a reduced income tax rate (generally 10-25%, depending on the percentage of foreign investment in the Company) for the following five to eight years.

As a multinational corporation, the Company conducts business in many countries and is subject to taxation in many jurisdictions. The taxation of the Company’s business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against the Company that could materially impact its tax liability and/or its effective income tax rate.

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — EMPLOYEE BENEFIT PLANS:

The Company adopted a 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) effective January 2000, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees to voluntarily contribute a portion of their pre-tax salary, subject to a maximum limit of $15,000 for the year ended December 31, 2006, subject to certain limitations. The Company does not make discretionary matching contributions to the 401(k) Plan on behalf of employees.

NOTE 14 — SEGMENT INFORMATION:

The Company operates in one reportable segment, the development, manufacture, marketing and sales of InfiniBand semiconductor products. The Company’s chief operating decision maker is the CEO.

Revenues by geographic region are as follows:

	Year ended December 31,			Nine months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars)
	(unaudited)

North America	$8,848	$15,320	$30,436	$22,384	$19,768
Israel	731	2,451	5,586	3,894	6,696
Europe	467	2,070	4,060	2,772	3,086
Asia	105	413	1,986	824	3,191

Total revenue	$10,151	$20,254	$42,068	$29,874	$32,741

Revenues by product group are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,	September 30,
	2003	2004	2005	2005	2006
	(in thousands of dollars)
	(unaudited)

Semiconductors	$3,087	$7,894	$17,548	$12,664	$12,670
Cards	2,977	8,842	20,542	13,979	18,422
Switches	3,026	2,881	2,614	2,465	446
Options and miscellaneous other	1,061	637	1,364	766	1,203

Total revenue	$10,151	$20,254	$42,068	$29,874	$32,741

Tangible long-lived assets by geographic location are as follows:

	December 31,		September 30,
	2004	2005	2006
	(in thousands of dollars)
	(unaudited)

Israel	$1,918	$2,250	$2,818
United States	108	77	42

Total tangible long-lived assets	$2,026	$2,327	$2,860

MELLANOX TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — SUBSEQUENT EVENTS (UNAUDITED):

On September 26, 2006 our board of directors authorized management to file a registration statement on Form S-1. We will agree to indemnify the underwriters against liabilities relating to our initial public offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Subsequent to September 30, 2006, warrants were exercised on an additional 127,208 ordinary shares and warrants to purchase 1,097,596 ordinary shares expired unexercised.

In November 2006, the Company entered into an amendment of its existing lease agreements for office space in Yokneum and Tel Aviv, Israel. These agreements now expire on December 31, 2011 and December 31, 2008, respectively.

On October 26, 2006, the Company granted 1,516,095 options to purchase ordinary shares to new and existing employees at an exercise price of $5.25 per share. In addition, the Company granted 12,000 options to purchase ordinary shares to nonemployees at a price of $5.25 per share. The Company also granted 100,000 options to purchase ordinary shares to a new board member at an exercise price of $5.25 per share.

On October 26, 2006, our board of directors approved a form of executive severance benefits agreement for our executives in the United States and Israel. Under the severance agreements, if an executive’s employment with the Company is terminated without cause or the executive is constructively terminated (as these terms are defined in the agreements), in each case during the 12-month period following a change of control (as defined in the agreements) of the Company, the executive is entitled to receive payments and benefits (as defined in the agreements). An executive’s receipt of any severance benefits is subject to the executive’s execution and delivery of a general release of claims in favor of the Company. Each executive under the agreement will also be subject to nonsolicitation provisions during the 12 months following the termination date and a confidentiality provision. The benefits payable under the severance agreements are in addition to payments or other benefits, if any, that executives who reside in Israel may be entitled to under applicable law. Shareholder approval is required to the extent the Company enters into a severance agreement with an executive who is a member of the board of directors On December 5, 2006, the shareholders approved an executive severance benefits agreement for the Company’s President and CEO, who is also a member of the board of directors.

On October 26, 2006, our board of directors approved our Global Share Incentive Plan (2006) which provides for the grant of options exercisable into ordinary shares, and of restricted stock and other equity-based awards to employees, consultants and board members of the Company. On November 22, 2006 our board approved an Employee Share Purchase Plan to allow eligible employees of the Company to purchase ordinary shares at a discount through voluntary payroll deferrals. Both plans were approved by the Company’s shareholders on December 5, 2006.

On December 5, 2006, the Company’s shareholders approved an increase in the Company’s authorized share capital to NIS 2,400,000, divided into a total of 216,248,500 ordinary shares and 23,751,500 Preferred Shares.

On December 5, 2006, the Company’s shareholders approved an increase in the aggregate number of ordinary shares reserved for issuance pursuant to share awards granted under the Plans by an additional 600,000 ordinary shares, such that a maximum aggregate of 12,007,542 ordinary shares may be issued pursuant to share awards granted under the Plans.

END USER MARKETS Enterprise Data Centers Clustered Database Customer Relationship Management eCommerce and Retail Financial Web Services High Performance Computing Biosciences and Geosciences Computer Automated Engineering Digital Content Creation Electronic Design Automation Government and Defense Embedded Communications Computing and Storage Aggregation Industrial Medical Military

           Ordinary Shares

Mellanox Technologies, Ltd.

$      per Ordinary Share

Prospectus
          , 2006

Credit Suisse	JPMorgan

Thomas Weisel Partners LLC	Jefferies & Company, Inc.

Through and including          , 2006 (the 25th day after the date of this prospectus), U.S. federal securities laws may require all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee. All the expenses below will be paid by Mellanox.

Item	Amount

SEC Registration fee		$9,229
NASD filing fee		9,125
Initial Nasdaq Global Market listing fee		5,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Director and Officer Insurance		14,000
Miscellaneous fees and expenses		*

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Pursuant to the Israeli Companies Law, 1999, or the Company Law, we can only indemnify an office holder for judgments, settlements or arbitrators’ awards approved by a court that were rendered in connection with events that our board of directors deemed foreseeable based on the company’s actual activities at the time of the approval by the board of the indemnification, provided that such indemnification is limited to an amount, or criteria determined by our board of directors as reasonable under the circumstances and that the indemnification undertaking states the foreseeable activities and such amount and/or criteria. In addition, we may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) either (A) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or (B) if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or in which the office holder was convicted of an offense that does not require proof of criminal intent.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

We also insure our office holders against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on or incurred by the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Our amended and restated articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on the company’s actual activities at the time of the approval by the board of the indemnification, and to an amount or criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost.

The limitation of liability and indemnification provisions in our amended and restated articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Item 15.	Recent Sales of Unregistered Securities

Mellanox was incorporated in Israel in March 1999.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act.:

•	Mellanox sold an aggregate of 1,539,735 ordinary shares to employees, directors and consultants for cash consideration in the aggregate amount of $919,562 upon the exercise of share options and share awards, 4,600 shares of which have been repurchased.

•	Mellanox granted share options and share awards to employees, directors and consultants under its 1999 United States Equity Incentive Plan and 2003 Israeli Share Option Plan covering an aggregate of 6,175,748 ordinary shares, with exercise prices ranging from $1.50 to $5.25 per share. Of these, options covering an aggregate of 804,130 were cancelled without being exercised.

•	Mellanox issued an aggregate of 172,478 ordinary shares for cash consideration of $1,140,079.58 upon the exercise of warrants.

Mellanox claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described above under Section 4(2) of the Securities Act and Rule 701 thereunder as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statements

(a) Exhibits

Exhibit
No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3	.1**	Articles of Association of Mellanox Technologies, Ltd.
3	.2*	Amended and Restated Articles of Association of Mellanox Technologies, Ltd. to be effective upon completion of this offering.
4	.4**	Amended and Restated Investor Rights Agreement dated as of October 9, 2001, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of Ordinary Shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Share Purchase Agreement dated November 5, 2000.
5	.1*	Opinion of Yigal Arnon & Co., Israeli counsel to Mellanox Technologies, Ltd.
5	.2*	Opinion of Latham & Watkins LLP, U.S. counsel to Mellanox Technologies, Inc.
10	.1**	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto.
10	.2**	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto.
10	.3**	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto.
10	.4**	Form of Indemnification undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers.
10	.5†**	License Agreement between Vitesse Semiconductor Corporation and the Company, dated September 10, 2001.
10	.6†**	License Agreement between Vitesse Semiconductor Corporation and the Company, dated December 16, 2002.
10	.7**	Net Lease Agreement between S.I. Hahn, LLC and Mellanox Technologies, Inc., dated January 1, 2002.
10	.8**	Credit Agreement between Wells Fargo Bank, National Association and Mellanox Technologies, Inc., dated August 16, 2005, and the first amendment thereto and Promissory Note, and addendum thereto.
10	.9**	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha’ar Yokne’am, Registered Limited Partnership, as landlord, as amended August 23, 2001 (as translated from Hebrew).
10	.10**	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and forms of agreements and appendices relating thereto.
10	.11**	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy.
10	.12**	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for U.S. Executives.
10	.13**	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for Israel Executives.
10.14		Mellanox Technologies, Ltd. Employee Share Purchase Plan.
21	.1**	List of subsidiaries.
23	.1*	Consent of Yigal Arnon & Co. (included in Exhibits 5.1).
23	.2*	Consent of Latham & Watkins LLP (included in Exhibits 5.2).
23.3		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.4		Consent of Kesselman & Kesselman.
24	.1**	Power of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested for certain portions.

(b) Financial Statement Schedules

Schedules have been omitted because the activity and balances have not been significant to be set forth therein.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of Mellanox pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Mellanox of expenses incurred or paid by a director, officer or controlling person of Mellanox in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Mellanox pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in on the 7th day of December, 2006.

MELLANOX TECHNOLOGIES, LTD.

By:	/s/ Eyal Waldman
Eyal Waldman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eyal Waldman Eyal Waldman	Chief Executive Officer and Director (principal executive officer)	December 7, 2006

/s/ Michael Gray Michael Gray	Chief Financial Officer (principal financial and accounting officer)	December 7, 2006

/s/ Michael Gray* Rob S. Chandra	Director	December 7, 2006

/s/ Michael Gray* Irwin Federman	Director	December 7, 2006

/s/ Michael Gray* S. Atiq Raza	Director	December 7, 2006

/s/ Michael Gray* C. Thomas Weatherford	Director	December 7, 2006

/s/ Michael Gray* Amal Johnson	Director	December 7, 2006

*	Signed as attorney-in-fact.

INDEX TO EXHIBITS

Exhibit
No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
3	.1**	Articles of Association of Mellanox Technologies, Ltd.
3	.2*	Amended and Restated Articles of Association of Mellanox Technologies, Ltd. to be effective upon completion of this offering.
4	.4**	Amended and Restated Investor Rights Agreement dated as of October 9, 2001, by and among Mellanox Technologies, Ltd., purchasers of Series A Preferred Shares, Series B Preferred Shares and Series D Redeemable Preferred Shares who are signatories to such agreement and certain holders of Ordinary Shares who are signatories to such agreement, and for purposes of certain sections thereof, the holder of Series C Preferred Shares issued or issuable pursuant to the Series C Preferred Share Purchase Agreement dated November 5, 2000.
5	.1*	Opinion of Yigal Arnon & Co., Israeli counsel to Mellanox Technologies, Ltd.
5	.2*	Opinion of Latham & Watkins LLP, U.S. counsel to Mellanox Technologies, Inc.
10	.1**	Mellanox Technologies, Ltd. 1999 United States Equity Incentive Plan and forms of agreements relating thereto.
10	.2**	Mellanox Technologies, Ltd. 1999 Israeli Share Option Plan and forms of agreements relating thereto.
10	.3**	Mellanox Technologies, Ltd. 2003 Israeli Share Option Plan and forms of agreements relating thereto.
10	.4**	Form of Indemnification undertaking made by and between Mellanox Technologies, Ltd. and each of its directors and executive officers.
10	.5†**	License Agreement between Vitesse Semiconductor Corporation and the Company, dated September 10, 2001.
10	.6†**	License Agreement between Vitesse Semiconductor Corporation and the Company, dated December 16, 2002.
10	.7**	Net Lease Agreement between S.I. Hahn, LLC and Mellanox Technologies, Inc., dated January 1, 2002.
10	.8**	Credit Agreement between Wells Fargo Bank, National Association and Mellanox Technologies, Inc., dated August 16, 2005, and the first amendment thereto, and Promissory Note, and addendum thereto.
10	.9**	Lease Contract, dated May 9, 2001, by and between the Company, as tenant, and Sha’ar Yokne’am, Registered Limited Partnership, as landlord, as amended August 23, 2001 (as translated from Hebrew).
10	.10**	Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) and forms of agreements and appendices relating thereto.
10	.11**	Mellanox Technologies, Ltd. Non-Employee Director Option Grant Policy.
10	.12**	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for U.S. Executives.
10	.13**	Form of Mellanox Technologies, Ltd. Executive Severance Agreement for Israel Executives.
10.14		Mellanox Technologies, Ltd. Employee Share Purchase Plan.
21	.1**	List of subsidiaries.
23	.1*	Consent of Yigal Arnon & Co. (included in Exhibits 5.1).
23	.2*	Consent of Latham & Watkins LLP (included in Exhibits 5.2).
23.3		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.4		Consent of Kesselman & Kesselman.
24	.1**	Power of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested for certain portions.